2008 Summary Annual Report



MGE ENERGY®

# Celebrating 100 years of delivering dividends to you



# Celebrating 100 years of delivering dividends to you



mge
ENERGY


## About the Cover

We have paid annual dividends since 1909 — the year President Taft was inaugurated, Model T cars rolled off production lines and the average worker made $12.98 a week.

Now, 100 years later, we remain dedicated to helping our loyal investors build value over time.



Durlin Radlund of Sun Prairie, Wis., is one of our younger shareholders growing up in a world that seems light-years away from Model T cars. Yet, the wisdom of saving and investing remains sound — passed down through his family. The stock purchased for Durlin and his twin sister Grace is set aside for their college educations.

On pages 6 and 7, you can read brief profiles of other shareholders.

## Table of Contents



**MGE Energy, Inc.** MGE Energy is an investor-owned public utility holding company headquartered in the state capital of Madison, Wis. MGE Energy is the parent company of Madison Gas and Electric Co. The utility provides natural gas and electric service in south-central and western Wisconsin. Assets total $1.3 billion. In 2008, revenue was approximately $596 million. See the Corporate Profile on page 21.



100 years of delivering dividends: Since 1909, our annual dividend has grown from 4 cents to $1.43 per share.

United States

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

*For the fiscal year ended:*

## December 31, 2008

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

*For the transition period from* ____________ *to* ____________

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>(a Wisconsin Corporation)<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>(a Wisconsin Corporation)<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mge.com | 39-0444025 |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**

| | Title of Class | Name of Each Exchange on which Registered |
|---|---|---|
| MGE Energy, Inc. .. | Common Stock, $1 Par Value Per Share | The Nasdaq Stock Market |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**

| | Title of Class |
|---|---|
| Madison Gas and Electric Company .................. | Cumulative Preferred Stock, $25 Par Value Per Share |

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

| | |
|---|---|
| MGE Energy, Inc. .................................... | Yes [X] No [ ] |
| Madison Gas and Electric Company ......... | Yes [ ] No [X] |

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

| | |
|---|---|
| MGE Energy, Inc. .................................... | Yes [ ] No [X] |
| Madison Gas and Electric Company ......... | Yes [ ] No [X] |

Indicate by checkmark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by checkmark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

| | MGE Energy, Inc. | Madison Gas and Electric Company |
|---|---|---|
| Large accelerated filer ................ | X | - |
| Accelerated filer ........................ | - | - |
| Non-accelerated filer ................. | - | X |
| Smaller Reporting Company ..... | - | - |

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

| | |
|---|---|
| MGE Energy, Inc. .................................... | Yes [ ] No [X] |
| Madison Gas and Electric Company .......... | Yes [ ] No [X] |

The aggregate market value of the voting and nonvoting common equity held by nonaffiliates of each registrant as of June 30, 2008, was as follows:

| | |
|---|---|
| MGE Energy, Inc. ...................................... | $720,745,946 |
| Madison Gas and Electric Company .......... | $0 |

The number of shares outstanding of each registrant's common stock as of February 1, 2009, were as follows:

| | |
|---|---|
| MGE Energy, Inc. ...................................... | 22,929,677 |
| Madison Gas and Electric Company .......... | 17,347,889 |

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of MGE Energy, Inc.'s definitive proxy statement to be filed on or before April 9, 2009, relating to its annual meeting of shareholders, are incorporated by reference into Part III of this annual report on Form 10-K.

Madison Gas and Electric Company meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and is therefore omitting (i.) the information otherwise required by Item 601 of Regulation S-K relating to a list of subsidiaries of the registrant as permitted by General Instruction (I)(2)(b), (ii.) the information otherwise required by Item 6 relating to Selected Financial Data, (iii.) the information otherwise required by Item 10 relating to Directors and Executive Officers as permitted by General Instruction (I)(2)(c), (iv.) the information otherwise required by Item 11 relating to executive compensation as permitted by General Instruction (I)(2)(c), (v.) the information otherwise required by Item 12 relating to Security Ownership of Certain Beneficial Owners and Management, and (vi.) the information otherwise required by Item 13 relating to Certain Relationships and Related Transactions.

# Table of Contents

### Filing Format

This combined Form 10-K is being filed separately by MGE Energy, Inc. (MGE Energy) and Madison Gas and Electric Company (MGE). MGE is a wholly owned subsidiary of MGE Energy and represents a majority of its assets, liabilities, revenues, expenses, and operations. Thus, all information contained in this report relates to, and is filed by, MGE Energy. Information that is specifically identified in this report as relating solely to MGE Energy, such as its financial statements and information relating to its nonregulated business, does not relate to, and is not filed by, MGE. MGE makes no representation as to that information.

### Forward-Looking Statements

This report, and other documents filed by MGE Energy and MGE with the Securities and Exchange Commission (SEC) from time to time, contain forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions—especially as they relate to future load growth, revenues, expenses, capital expenditures, financial resources, regulatory matters, and the scope and expense associated with future environmental regulation. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy and MGE caution investors that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed, or implied. The factors that could cause actual results to differ materially from the forward-looking statements made by a registrant a) include those factors discussed in Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8. Financial Statements and Supplementary Data, and b) other factors discussed in filings made by that registrant with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. MGE Energy and MGE undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

### Where to Find More Information

The public may read and copy any reports or other information that MGE Energy and MGE file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These documents are also available to the public from commercial document retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

Our Internet site addresses are http://www.mgeenergy.com and http://www.mge.com. On our sites, we have made available, free of charge, our most recent annual report on Form 10-K and proxy statement. We also provide, free of charge, our other filings with the SEC as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on MGE Energy's and MGE's Web sites shall not be deemed incorporated into, or to be a part of, this report.

**Definitions, Abbreviations, and Acronyms Used in the Text and Notes of this Report**

Abbreviations, acronyms, and definitions used in the text and notes of this report are defined below.

| | |
|---|---|
| AFUDC | Allowance for Funds Used During Construction |
| ALJ | Administrative Law Judge |
| Alliant | Alliant Energy Corporation |
| ANPR | Advance Notice of Proposed Rulemaking |
| ANR | ANR Pipeline Company |
| APBO | Accumulated Postretirement Benefit Obligation |
| ARB | Accounting Research Bulletin |
| ARO | Asset Retirement Obligation |
| ASM | Ancillary Services Market |
| ATC | American Transmission Company LLC |
| BACT | Best Available Control Technology |
| BART | Best Available Retrofit Technology |
| Bechtel | Bechtel Power Corporation |
| Blount | Blount Station |
| CAIR | Clean Air Interstate Rule |
| CAMR | Clean Air Mercury Rule |
| CAVR | Clean Air Visibility Rule |
| $CO_2$ | Carbon Dioxide |
| Columbia | Columbia Energy Center |
| cooling degree days | Measure of the extent to which the average daily temperature is above 65 degrees Fahrenheit, which is considered an indicator of possible increased demand for energy to provide cooling |
| CWDC | Central Wisconsin Development Corporation |
| Distribution Agreement | Distribution Agreement between MGE Energy and JP Morgan |
| Dth | Dekatherms |
| EGU | Electric Generating Unit |
| EITF | Emerging Issues Task Force |
| Elm Road | Elm Road Generating Station |
| EPA | United States Environmental Protection Agency |
| EPC | Engineering, Procurement, and Construction |
| ERISA | Employee Retirement Income Security Act |
| ERS | Elm Road Services, LLC |
| FAS | Financial Accounting Standard |
| FASB | Financial Accounting Standards Board |
| FERC | Federal Energy Regulatory Commission |
| FIN | FASB Interpretation No. |
| FSP | FASB Staff Position No. |
| FTR | Financial Transmission Rights |
| GAAP | Generally Accepted Accounting Principles |
| GCIM | Gas Cost Incentive Mechanism |
| GHG | Greenhouse Gas |
| heating degree days (HDD) | Measure of the extent to which the average daily temperature is below 65 degrees Fahrenheit, which is considered an indicator of possible increased demand for energy to provide heating |
| IBEW | International Brotherhood of Electric Workers |
| interconnection agreement | Generation-Transmission Interconnection Agreement |
| JP Morgan | J.P. Morgan Securities Inc. |
| kV | Kilovolt |
| kVA | Kilovolt Ampere |
| kWh | Kilowatt-hour |
| LIBOR | London Inter Bank Offer Rate |
| LIFO | Last-in-first-out pricing |
| MACT | Maximum achievable control technology |
| MAGAEL | MAGAEL, LLC |
| MGE | Madison Gas and Electric Company |
| MGE Construct | MGE Construct LLC |
| MGE Energy | MGE Energy, Inc. |
| MGE Power | MGE Power LLC |

| | |
|---|---|
| MGE Power Elm Road | MGE Power Elm Road, LLC |
| MGE Power West Campus | MGE Power West Campus, LLC |
| MGE Transco | MGE Transco Investment LLC |
| MISO | Midwest Independent System Operator (a regional transmission organization) |
| Moody's | Moody's Investors Service, Inc. |
| MRO | Midwest Reliability Organization |
| MW | Megawatt |
| NAAQS | National Ambient Air Quality Standards |
| Nasdaq | The Nasdaq Stock Market |
| NERC | National Electric Reliability Council |
| NNG | Northern Natural Gas Company |
| $NO_x$ | Nitrogen Oxide |
| NR | Natural Resources |
| NSPS | New Source Performance Standards |
| NYMEX | New York Mercantile Exchange |
| OPEIU | Office and Professional Employees International Union |
| PGA | Purchased Gas Adjustment clause |
| PJM | PJM Interconnection, LLC (a regional transmission organization) |
| PM | Particulate Matter |
| PSCW | Public Service Commission of Wisconsin |
| RE | Regional Entities |
| RFC | Reliability First Corporation |
| RTO | Regional Transmission Organization |
| SEC | Securities and Exchange Commission |
| SECA | Seams Elimination Cost Adjustments |
| SFAS | Statement of Financial Accounting Standards (issued by the FASB) |
| SIP | State Implementation Plan |
| $SO_2$ | Sulfur Dioxide |
| the State | State of Wisconsin |
| Stock Plan | Direct Stock Purchase and Dividend Reinvestment Plan of MGE Energy |
| USW | United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial, and Service Workers International Union |
| UW | University of Wisconsin at Madison |
| VIE | Variable Interest Entity |
| WCCF | West Campus Cogeneration Facility |
| WDNR | Wisconsin Department of Natural Resources |
| WEPCO | Wisconsin Electric Power Company |
| Working capital | Current assets less current liabilities |
| WPDES | Wisconsin Pollutant Discharge Elimination System |
| WPL | Wisconsin Power and Light Company |
| WPSC | Wisconsin Public Service Corporation |
| WRERA | Worker, Retiree and Employer Recovery Act of 2008 |
| WUMS | Wisconsin and Upper Peninsula of Michigan System |

# PART I.

## Item 1. Business.

MGE Energy operates in the following business segments:

- Electric utility operations – generating, purchasing, and distributing electricity through MGE.
- Gas utility operations – purchasing and distributing natural gas through MGE.
- Nonregulated energy operations – constructing, owning, and leasing new electric generating capacity that will assist MGE through MGE Energy's wholly owned subsidiaries MGE Power, MGE Power Elm Road and MGE Power West Campus.
- Transmission Investments – investing in companies engaged in the business of providing electric transmission services, such as ATC.
- All Other – investing in companies and property which relate to the regulated operations, financing the regulated operations, or providing construction services to the other subsidiaries through its wholly owned subsidiaries MGE Construct, MAGAEL and CWDC, and Corporate functions.

MGE's utility operations represent a majority of the assets, liabilities, revenues, expenses, and operations of MGE Energy. MGE Energy's nonregulated energy operations currently include an undivided interest in the assets of the West Campus Cogeneration Facility. MGE Power West Campus owns 55% of the facility, which represents its interest in the electric generating assets, and the UW owns 45% of the facility, which represents their interest in the steam and chilled water assets. The UW's share of the plant and portion of the earnings from the WCCF are not reflected in the consolidated financial statements of MGE and MGE Energy. Nonregulated energy operations also include an undivided 8.33% ownership interest in each of two 615 MW generating units being constructed in Oak Creek, Wisconsin.

As a public utility, MGE is subject to regulation by the PSCW and the FERC. The PSCW has authority to regulate most aspects of MGE's business including rates, accounts, issuance of securities, and plant and transmission line siting. The PSCW also has authority over certain aspects of MGE Energy as a holding company of a public utility. FERC has jurisdiction, under the Federal Power Act, over certain accounting practices and certain other aspects of MGE's business.

MGE Energy's subsidiaries are also subject to regulation under local, state, and federal laws regarding air and water quality and solid waste disposal. See "Environmental" below.

MGE Energy was organized as a Wisconsin corporation in 2001. MGE was organized as a Wisconsin corporation in 1896. Their principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703, and their telephone number is (608) 252-7000.

### Electric Utility Operations

MGE generates and distributes electricity in a service area covering a 316 square-mile area of Dane County, Wisconsin. The service area includes the city of Madison, Wisconsin.

At December 31, 2008, MGE supplied electric service to approximately 137,000 customers, with approximately 89% located in the cities of Fitchburg, Madison, Middleton, and Monona and 11% in adjacent areas. Of the total number of customers, approximately 86% were residential and 14% were commercial or industrial. Electric revenues for 2008, 2007, and 2006 were comprised of the following:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Residential | 33.9% | 33.8% | 34.2% |
| Commercial | 54.0% | 51.9% | 51.8% |
| Industrial | 5.6% | 5.4% | 5.5% |
| Public authorities (including the UW) | 9.2% | 8.0% | 8.4% |
| Other utilities and other* | (2.7)% | 0.9% | 0.1% |
| Total | 100.0% | 100.0% | 100.0% |

*See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Electric Utility Operations, Electric sales and revenues, Other revenues section for additional information.

Electric operations accounted for approximately 58.8%, 62.8%, and 63.3% of MGE's total 2008, 2007, and 2006 regulated revenues, respectively.

See Item 2. Properties, for a description of MGE's electric utility plant.

MGE is registered with two Regional Entities (RE), The Midwest Reliability Organization (MRO) and Reliability First Corporation (RFC). The essential purposes of the RE are: (1) the development and implementation of regional and NERC reliability standards, and (2) determining compliance with those standards, including enforcement mechanisms.

***Transmission***

Reliability 2000 legislation enacted in Wisconsin mandated, among other things, the creation of a statewide transmission company to own the investor-owned utilities' transmission assets. Pursuant to these provisions, effective January 1, 2001, MGE transferred all of its electric utility transmission assets to ATC in exchange for an ownership interest in ATC. At December 31, 2008, MGE Transco held a 3.6% ownership interest in ATC as a result of the aforementioned assets transferred and subsequent additional capital contributions made.

ATC is owned by the utilities that contributed facilities or capital in accordance with Wisconsin law. ATC's purpose is to provide reliable, economic transmission service to all customers in a fair and equitable manner. ATC plans, constructs, operates, maintains, and expands transmission facilities that it owns to provide adequate and reliable transmission of power. ATC is regulated by FERC for all rate terms and conditions of service and is a transmission-owning member of the MISO.

***Regional Transmission Organizations***

MGE is a nontransmission owning member of the MISO. On February 1, 2002, MGE started taking network transmission service from the MISO. MISO is a nonprofit RTO approved by FERC. The MISO is responsible for monitoring the electric transmission system that delivers power from generating plants to wholesale power transmitters. MISO's role is to ensure equal access to the transmission system and to maintain or improve electric system reliability in the Midwest.

As a FERC approved RTO, MISO is required to provide a real-time market-based mechanism for congestion management. On April 1, 2005, MISO implemented its bid-based energy market. At that time, MGE began offering substantially all of its generation on the MISO market and purchasing much of its load requirement from the MISO market in accordance with the MISO Tariff. In January 2009, MISO implemented and MGE began participating in the ancillary services market (ASM). The ASM is an extension of the existing energy market in which MISO assumes the responsibility of maintaining sufficient generation reserves. Previously, MGE was responsible for providing its own reserves, however in the ASM, MISO will provide the reserves for MGE's load, and MGE may offer to sell reserves from its generating units. In addition to this market change, MISO took on various Balance Authority functions.

Additionally, on May 1, 2004, MGE became a member of PJM. PJM is also an RTO. PJM is a neutral and independent party that coordinates and directs the operation of the region's transmission grid, administers a competitive wholesale electricity market, and plans regional transmission expansion improvements to maintain grid reliability and relieve congestion. MGE has two purchase power agreements, for a total of 65 MW, that are impacted by this market.

### *Fuel supply and generation*

MGE satisfies its customers' electric demand with internal generation and purchased power. During the years ended December 31, 2008, 2007, and 2006, MGE's electric energy delivery requirements were satisfied by the following sources:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Coal | 51.9% | 51.3% | 48.7% |
| Natural gas | 6.1% | 8.2% | 6.8% |
| Fuel oil | 0.1% | 0.1% | 0.1% |
| Renewable sources | 2.7% | 0.8% | 0.7% |
| Purchased power | 39.2% | 39.6% | 43.7% |
| Total | 100.0% | 100.0% | 100.0% |

Sources used depend on market prices, generating unit availability, weather, and customer demand.

*Coal*
MGE and two other utilities jointly own Columbia, a coal-fired generating facility, which accounts for 29% (225 MW) of MGE's net summer rated capacity. Power from this facility is shared in proportion to each owner's ownership interest. MGE has a 22% ownership interest in Columbia. The other owners are WPL (a subsidiary of Alliant), which operates Columbia, and WPSC. The Columbia units burn low-sulfur coal obtained (pursuant to long-term contracts) from the Powder River Basin coal fields located in Wyoming and Montana.

MGE's share of the coal inventory supply for the units decreased from approximately 33 days on December 31, 2007, to approximately 13 days on December 31, 2008, primarily due to rail transportation issues caused by weather conditions. The co-owners' current goal is to maintain approximately a 35 day inventory and the inventory is expected to return to that level over the next several months, primarily as a result of increases in the coal inventory during scheduled annual maintenance outages.

MGE also owns the Blount Generating Facility located in Madison, Wisconsin, which is fueled by coal, gas, and other alternative renewable sources. On January 19, 2006, MGE announced a plan, subject to certain conditions, that includes discontinuing coal use at the end of 2011 at Blount. The plant will continue to run on natural gas but will be reduced from its current approximate 190 MW capacity to 100 MW when coal burning is discontinued.

*Natural gas and oil*
MGE owns gas fired combustion turbines. These turbines are primarily located in Madison and Marinette, Wisconsin and have a total of 174 MW of net summer rated capacity.

See discussion above regarding gas-fired generation at Blount Generating Facility and see below discussion under Nonregulated Operations for MGE's interest in a natural gas-fired cogeneration facility on the UW campus.

*Renewable generation sources*
MGE owns 30 MW or 18 turbines in a wind-powered electric generating facility in Worth County, Iowa. The turbines were placed into service in February 2008. MGE began recovering the cost of this project in rates in 2008.

*Purchased power*
As mentioned under the discussion on "Regional Transmission Organizations" above, at the time MISO implemented its bid-based energy market, MGE began offering substantially all of its generation on the MISO market and purchasing much of its load requirement from the MISO market in accordance with the MISO Tariff. Accordingly, the MISO market is the source of the vast majority of MGE's purchased power needs.

MGE also has purchase power contracts with two companies located in the PJM market. These agreements allow MGE to request certain transmission rights in the PJM market. Under these agreements MGE has the contractual right to 65 MW of power.

On October 8, 2008, MGE entered into a ten-year purchase power agreement to help meet future electric supply requirements. Under this agreement, MGE has agreed to purchase 50 MW of wind power from Osceola Windpower II, LLC which is located in Iowa. This facility became operational in October 2008. MGE does not have any capacity payment commitments under this agreement. However, MGE is obligated to purchase its ratable share of the energy produced by the project.

On September 21, 2007, MGE entered into a ten-year purchase power agreement which provides MGE with firm capacity, energy, and a pro-rata share of the counterparty's rights to renewable attributes beginning on June 1, 2012, and ending on May 31, 2022 (the "base term"). This agreement obligates MGE to purchase a minimum of 50 MW of capacity each year and a fixed amount of energy. Pursuant to the terms of this agreement, MGE has the option to extend the ten year term and/or purchase additional energy and capacity during the base term. MGE has not exercised either of these options at this time.

On April 23, 2007, MGE entered into a 20-year purchase power agreement for wind generation. Under this agreement, MGE has agreed to purchase 30 MW of wind power from the Top of Iowa II project which is located in Iowa. This facility became operational in January 2008. MGE does not have any capacity payment commitments under this agreement. However, MGE is obligated to purchase its ratable share of the energy produced by the project.

On February 21, 2007, MGE and Invenergy signed an amendment to an existing purchase power agreement. Under this amended agreement, MGE has agreed to purchase for a 20-year term approximately 15 MW of wind power at a facility located near Brownsville, Wisconsin. This facility became operational in March 2008. MGE does not have any capacity payment commitments under this agreement. However, MGE is obligated to purchase its ratable share of the energy produced by the unit.

**Gas Utility Operations**

MGE transports and distributes natural gas in a service area covering 1,631 square miles in seven south-central Wisconsin counties. The service area includes the city of Madison, Wisconsin.

On December 31, 2008, MGE supplied natural gas service to approximately 141,000 customers in the cities of Elroy, Fitchburg, Lodi, Madison, Middleton, Monona, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships. Of the total number of customers, approximately 89% were residential and 11% were commercial or industrial. Gas revenues for 2008, 2007, and 2006 were comprised of the following:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Residential | 53.6% | 55.6% | 55.0% |
| Commercial | 36.4% | 38.3% | 38.3% |
| Industrial | 7.5% | 4.0% | 3.6% |
| Transportation service and other | 2.5% | 2.1% | 3.1% |
| Total | 100.0% | 100.0% | 100.0% |

Gas operations accounted for approximately 41.2%, 37.2%, and 36.7% of MGE's total 2008, 2007, and 2006 regulated revenues, respectively.

MGE can curtail gas deliveries to its interruptible customers. Approximately 12% of retail gas deliveries in 2008 and 7% in 2007 were to interruptible customers.

***Gas supply***

MGE has physical interconnections with ANR and NNG. MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. MGE also receives deliveries at NNG gate stations located in Elroy, Prairie du Chien, Viroqua, and Crawford County. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical gas supply mix, which includes gas from Canada and from the mid-continent and Gulf/offshore regions in the United States.

During the winter months, when customer demand is high, MGE is primarily concerned with meeting its obligation to firm customers. MGE meets customer demand by using firm supplies under contracts finalized before the heating season, supplies in storage (injected during the summer), and other firm supplies purchased during the winter period.

By contract, a total of 5,414,600 Dth can be injected into ANR's storage fields in Michigan from April 1 through October 31. These gas supplies are then available for withdrawal during the subsequent heating season, November 1 through March 31. Using storage allows MGE to buy gas supplies during the summer season, when prices are normally lower, and withdraw these supplies during the winter season, when prices are typically higher. Storage also gives MGE more flexibility in meeting daily load fluctuations.

MGE's contracts for firm transportation service include winter maximum daily quantities of:

- 161,150 Dth (including 96,078 Dth of storage withdrawals) on ANR.
- 59,608 Dth on NNG.

**Nonregulated Energy Operations**

MGE Energy, through its subsidiaries, seeks to develop generation sources that will assist MGE in meeting the electricity needs of its customers. Decisions on the type of energy source and its size, timing, ownership, and financing depend upon a number of factors including the growth of customer demand in MGE's service area and surrounding areas, the effectiveness of customer demand management efforts, the costs and availability of alternative power sources, mandates regarding renewable energy resources, the availability of transmission capacity, issues associated with siting power generation sources, available financing and ownership structures, regulatory treatment and recovery, construction lead times and risks, and other factors. The decisions tend to involve long-time horizons due to the lead time involved in siting and constructing new generation sources and the associated transmission infrastructure.

***WCCF***

MGE Power West Campus and the UW jointly own undivided interests in a natural gas-fired cogeneration facility on the UW campus. The facility has the capacity to produce 20,000 tons of chilled water, 500,000 pounds per hour of steam, and approximately 150 MW of electricity. The UW owns 45% of the facility, which represents its interest in the chilled-water and steam assets. These assets are used to meet the UW's growing need for air-conditioning and steam-heat capacity. MGE Power West Campus owns 55% of the facility, which represents its interest in the electric generating assets. These assets are used to provide electricity to MGE's customers. The UW's share of the plant and portion of the earnings from the WCCF are not reflected in the consolidated financial statements of MGE or MGE Energy. MGE Power West Campus' share of the cost of this project is reflected in property, plant, and equipment on MGE's and MGE Energy's consolidated balance sheets.

MGE leases the electric generating assets owned by MGE Power West Campus and is responsible for operating the entire facility. The financial terms of the facility lease include a capital structure of 53% equity and 47% long-term debt, return on equity of 12.1%, and a lease term of 30 years. At the end of the lease term in 2035, MGE may, at its option, renew the facility lease for an additional term, purchase the generating facility at fair market value or allow the lease contract to end. Under the Joint Ownership Agreement for WCCF, the State has an option to acquire at the higher of book or market cost, a 45 MW interest in WCCF or enter into a purchase power agreement for 45 MW of capacity.

***Elm Road***

MGE Power Elm Road owns an undivided 8.33% ownership interest in each of two 615 MW advanced technology, coal-fired generating units being constructed by Wisconsin Energy Corporation in Oak Creek, Wisconsin. MGE Power Elm Road's estimated share of capital costs for its 8.33% ownership interest in both units is approximately $172 million (excluding capitalized interest), which it intends to finance primarily through funds received from MGE Energy. MGE Energy expects that these funds will be raised through the sale of common stock (via the Stock Plan), short-term debt, and operating cash flows. At December 31, 2008, MGE Power Elm Road had incurred $146.0 million (excluding capitalized interest) of costs on the project.

In December 2008, we received notice from Elm Road Services, LLC (ERS) that it had received a letter from Bechtel Power Corporation (Bechtel) containing Bechtel's formal claim for schedule and cost relief on the construction of the Elm Road units. Bechtel has asserted two claims for cost and schedule relief in its letter to ERS. Although ERS is in the process of analyzing the claims and its responses to them, it has stated its belief that both claims are without merit. It has also stated its view that the only circumstances and events for which the Elm Road units owners currently retain price adjustment risk under the contract are force majeure, wage escalation in excess of 4% annually as measured by published wage bulletins, delays caused by ERS, changes in scope or performance requested by ERS, and unforeseen sub-surface ground conditions. ERS has invoked the dispute resolution process provided for in the contract in order to address the claims made by Bechtel under the contract. That process involves an informal resolution process, followed by mediation and then binding arbitration. ERS is currently in the mediation phase with respect to determining the rights of the parties under the contract and the disposition of Bechtel's claims. ERS has expressed its inability to predict the length or ultimate outcome of the claims. As a result, we are unable to predict the results of these claims or their effect on the costs recoverable under the existing facility leases, in the event that the outcome of the claims should cause total construction costs of the Elm Road units to exceed the amounts authorized in the PSCW order. Bechtel continues to target an in-service date for Elm Road unit 1 three months beyond the guaranteed contract date of September 29, 2009, and an in-service date for Elm Road unit 2 one month earlier than the guaranteed contract date of September 29, 2010.

However, Bechtel does request schedule relief that would result in six months of relief from liquidated damages beyond the guaranteed contract date for unit 1 and three months of relief from liquidated damages beyond the guaranteed contract date for unit 2. See Footnote 21 for additional information.

MGE Energy and its subsidiaries entered into various agreements regarding the Elm Road generating units, including a facility lease agreement. This facility lease agreement is between MGE Power Elm Road (a nonregulated subsidiary of MGE Energy) and MGE. The financial terms of the facility lease include a capital structure of 55% equity and 45% long-term debt, and return on equity of 12.7%, a lease term of 30 years, and a 5% rent reduction in the first five years.

On November 1, 2005, MGE received approval from the PSCW to defer payments made to MGE Power Elm Road for carrying costs during construction of the facility, management fees, and community impact mitigation costs. MGE began collecting the carrying costs in rates in 2006. MGE estimates total carrying costs to be approximately $61.3 million. Of these costs, $22.4 million is estimated to relate to the capitalized interest and the debt portion of the facility. These costs will be recognized over the period in which the facility will be depreciated. The remaining $38.9 million is estimated to represent the equity portion and is being recognized over the period recovered in rates.

**Environmental**

MGE is subject to local, state, and federal regulations concerning air quality, water quality, and solid waste disposal. The EPA administers certain federal statutes relating to such matters. The WDNR administers certain state statutes as to such matters and has primary jurisdiction over standards relating to air and water quality and solid and hazardous waste. Those regulations affect the manner in which MGE conducts its operations, the costs of those operations, as well as some capital and operating expenditures. It can also affect the siting, timing, and cost of new projects or other significant actions affecting the environment. MGE is not able to predict the direction of future regulations or if compliance with any such regulations will involve additional expenditures for pollution control equipment, plant modifications, or curtailment of operations. Such actions could reduce capacity or efficiency at existing plants or delay the construction and operation of future generating facilities.

Based upon current available information, compliance with various environmental requirements and initiatives is expected to result in significant additional operating and capital expenditures at Columbia and may affect those expenditures at other MGE generating facilities. MGE's share of the Columbia capital expenditures currently estimated by the plant operator is between $130 million and $170 million, and on-going operating expenditures are also expected to increase. The Columbia owners are continuing to explore various alternatives to comply with these standards, which may affect the timing and amount of the actual capital expenditures that are incurred.

MGE expects that the Columbia compliance costs will be fully recoverable through rates. The PSCW is permitting MGE to defer pre-certification and pre-construction costs related to compliance with CAIR and CAMR regulations at Columbia. Additionally, MGE is entitled to 100% AFUDC on the related pre-construction costs.

***Air quality***

Air quality regulations promulgated by the EPA and WDNR in accordance with the Federal Clean Air Act and the Clean Air Act Amendments of 1990 impose restrictions on emission of particulates, sulfur dioxide ($SO_2$) nitrogen oxides ($NO_x$) and other pollutants and require permits for operation of emission sources. These permits have been obtained by MGE and must be renewed periodically. Various initiatives, including the Clean Air Interstate Rule (CAIR), Clean Air Mercury Rule (CAMR), maximum achievable control technology (MACT) standards, new source performance standards (NSPS) and the Clean Air Visibility Rule (also known as the Regional Haze Rule), as well as state mercury emissions limits, which are expected to result in additional operating and capital expenditure costs.

*CAIR*

The CAIR requires $NO_x$ and $SO_2$ emission reductions in two phases and includes a regional cap-and-trade system. The first phase begins in 2009 for $NO_x$ and 2010 for $SO_2$, and contemplates reductions of 55% and 40%, respectively, increasing in the second phase by 2015 to 65% and 70%, respectively; in each case over 2003 levels. MGE owns several generation units currently subject to CAIR: Blount Generating Station, Columbia, M34 (West Marinette Combustion Turbine) and Fitchburg Combustion Turbines. In future years, Elm Road will be, and WCCF may be, affected by the CAIR. MGE anticipates that it may need to purchase $NO_x$ and $SO_2$ allowances and /or install equipment at Columbia to meet CAIR allocations for its generation fleet. The exact cost of the allowances and/or equipment installation is not known at this time.

The long-term design and implementation of the CAIR, however, is uncertain at this time. On December 23, 2008, the D.C. Circuit Court remanded the CAIR to the EPA. This is a change from its previous ruling on July 11, 2008 to vacate and remand the rule. The court's remand to the EPA did not include a deadline, but did indicate that the EPA must modify CAIR consistent with the court's July 2008 opinion. The CAIR remains in effect until it is modified by the EPA. Based on this remand it is likely that the current cap-and-trade system will be modified.

*CAMR/Wisconsin State Mercury Rule*

The CAMR is designed to reduce mercury emissions from coal-fired power plants through a system of monitoring and several compliance options, including equipment installations and allowance trading options through a cap-and-trade system originally scheduled to commence in 2009. The ultimate fate of the CAMR is uncertain at this time. On February 8, 2008, U.S. Court of Appeals vacated and remanded the CAMR. Requests for rehearing were denied. On October 17, 2008, the US Solicitor General, however, filed a petition for a writ of certiorari with the U.S. Supreme Court on the underlying decision.

Wisconsin has revised its state mercury rule (NR 446, effective December 1, 2008). The state's rule is significantly different from the federal CAMR. The revised NR 446 will require large coal-fired electric generating units (EGUs larger than 150 MW) to reduce mercury emissions by 90% beginning in 2015, or choose a multi-pollutant reduction approach, which allows a stepped approach to mercury reduction while reducing $NO_X$ and $SO_2$ emissions at prescribed rates. Smaller coal-fired EGUs, those between 25 – 150 MW in size, will need to apply Best Available Control Technology (BACT) to achieve mercury reductions.

*BART/CAVR*

Air modeling indicates that $SO_2$ and $NO_X$ emission (and to a lesser extent particulate matter, or PM) from Columbia may impair visibility at certain Class I Scenic Areas and may therefore be subject to the Best Available Retrofit Technology (BART) regulations, a subsection of the EPA's Clean Air Visibility Rule (CAVR). The state of Vermont has asserted that Wisconsin emissions sources contribute to visibility impairment in its state. The State of Minnesota has asserted that Wisconsin emission sources significantly contribute to visibility impairment at the Boundary Water Canoe Wilderness Area and Voyageurs National Park. Minnesota has asked Wisconsin to evaluate reducing the Wisconsin statewide average $SO_2$ and $NO_x$ emission rates for electric generating units to offset those effects.

Wisconsin has promulgated a BART implementation rule which clarifies that fossil fuel fired electric plants subject to the CAIR trading programs are not required to conduct a BART analysis for $SO_2$ or $NO_X$ emissions, and the determination of BART shall be made for PM emissions only. However, a remanded CAIR has left open the potential for revisions to Wisconsin's rule. The WDNR is exploring potential revisions. The revisions have a potential to affect capital and operating expenses, but exact costs cannot be determined at this time.

*National Ambient Air Quality Standards*

In 1998, the EPA issued a rule that imposed a $NO_x$ emission budget for emission sources in Wisconsin. In 2000, the Court of Appeals for the District of Columbia invalidated a portion of the rule as applied to Wisconsin; however, the Court stayed that portion of the challenge concerning Wisconsin's alleged impacts on downwind, eight-hour ozone nonattainment areas. EPA has also stayed that portion of the rule concerning Wisconsin's alleged impacts on downwind eight-hour ozone nonattainment areas. If that portion of the rule concerning eight-hour ozone nonattainment areas is upheld, the resulting $NO_x$ emission budget for Wisconsin could potentially affect the level of permissible $NO_x$ emissions from Blount, Columbia, and WCCF.

In 2006, the EPA lowered the acceptable 24-hour National Ambient Air Quality Standard (NAAQS) for fine particulate matter, or PM2.5 – i.e., a particulate matter air pollutant that is 2.5 microns or smaller in size. States monitor and collect data on PM2.5 levels and recommend counties/areas within their state for attainment or nonattainment with the NAAQS. The EPA makes the final decision on attainment/nonattainment areas. In mid-December 2008, the EPA designated several areas of the state, including Dane County (where Blount and WCCF are located), a portion of Columbia County (where Columbia is located), and the Milwaukee/Racine area (where Elm Road is located) as nonattainment areas for the 24-hour PM2.5 standard. The EPA made these initial determinations based on monitoring data for the years 2005-2007 data. In early 2009, the EPA is expected to reconsider these final designation decisions using 2006-2008 data which may result in Dane and Columbia Counties reverting to an attainment status based upon monitoring results for 2006-2008 which show the NAAQS being met. The State of Wisconsin will need to develop a State Implementation Plan (SIP) by early 2012 for those counties that remain designated as nonattainment. Implementation of the fine particulate NAAQS could affect capital, operational and maintenance expenses at generating facilities.

On March 12, 2008, the U.S. EPA announced a new NAAQS for ozone that is more stringent than the current standard (standard lowered from 0.08 to 0.075 parts per million). States (including Wisconsin) must monitor and collect data on ozone levels in order to determine attainment or nonattainment status on a county and/or area basis. Currently available monitoring data for Dane, Columbia and Milwaukee counties demonstrates attainment with this new standard. However, final attainment designations will not be made until 2010 using the monitoring data collected during the period 2007 through 2009. There is a possibility that future monitoring data for one or all of these counties will demonstrate nonattainment for this new ozone standard, which could result in additional operating and capital expenditures at Columbia (located in Columbia County), Blount and WCCF (located in Dane County) and Elm Road (located in Milwaukee County).

*Boiler MACT*
Some boilers at Blount and Columbia may need to meet emission standards for hazardous air pollutants for industrial boilers under Section 112(j) of the Clean Air Act (the "Boiler MACT Hammer"). It may be necessary to submit permit applications to the WDNR requesting that case specific MACT standards be developed for certain boilers at Blount and Columbia. MGE is exploring whether or not boilers in our operations are subject to these requirements. If any of our boilers are subject to Boiler MACT Hammer, it may require that we limit emissions and/or install additional pollution controls. Whether or not additional compliance steps are needed and the cost of such compliance is unclear at this time.

*Columbia Air Operating Permit*
Citizen groups have pursued claims against utilities and permitting agencies for alleged air permitting violations. WPL, the operator of Columbia, is aware of certain public comments or petitions from citizen groups that have been submitted to the WDNR regarding the renewal of an air operating permit at Columbia. WPL has since received a renewal air permit for Columbia, which contains changes to permit conditions that resulted from WDNR's review of the comments or petitions. In December 2008, a citizen group submitted a notice of intent to sue the EPA for failure to respond to its petition encouraging EPA to challenge this permit. We are unable to predict what actions, if any, the WDNR, EPA, or the public commenters may take in response to any public comments, petitions for existing permits or draft renewal permits.

***Water quality***

MGE is subject to water quality regulations issued by the WDNR. These regulations include categorical-effluent discharge standards, which require the use of effluent-treatment processes equivalent to categorical "best practicable" or "best available" technologies under compliance schedules established under the Federal Water Pollution Control Act. The WDNR has published categorical regulations for chemical and thermal discharges from electric-steam generating plants. The regulations limit discharges from MGE's plants into Lake Monona and other Wisconsin waters.

*Proposed Thermal Discharge Rules in Wisconsin*
The WDNR is promulgating revised rules to regulate thermal effluent discharges from point sources in Wisconsin. The current draft rules apply strict standards for thermal discharges into inland lakes, streams, rivers, and the Great Lakes. While dischargers can apply for variances, MGE may incur additional capital expenditures, such as equipment upgrades at Blount and Columbia, if the variances are not granted. Costs at Blount have not been fully determined, however, capital expenditures may include cooling towers, which in past analyses have been shown to be cost prohibitive. Potential costs at Columbia have not been determined at this time. Based on initial reviews of the current revised rules, we do not expect Elm Road to be impacted by this rule.

*EPA Cooling Water Discharge Rules (Section 316(b))*
In 2004, the EPA promulgated final rules under Section 316(b) of the Clean Water Act addressing cooling water intake structures for existing large power plants (Phase II rule). A challenge to this rule was upheld in a January 2007 court decision and significant parts of the rule were remanded to the EPA for further consideration. In July 2007, EPA suspended the Phase II rule in its entirety and directed states to use their "best professional judgment" in evaluating intake systems. The ruling, and EPA's actions in response, which may change the compliance requirements, may affect the timing and costs associated with MGE's WPDES permit for Blount and possibly the WPDES permit for the Oak Creek/Elm Road facility. At this time, MGE is unable to determine the timing or amount of that impact.

*WPDES permit – Elm Road*

On November 29, 2007, the Administrative Law Judge (the "ALJ") in the proceeding related to the previously issued Wisconsin Pollutant Discharge Elimination System ("WPDES") permit determined that the two additional coal units that are part of the Oak Creek expansion are "new facilities" under section 316(b) of the Federal Clean Water Act. The ALJ did not vacate the WPDES permit or any other permit necessary to continue construction of the two additional coal units, pointing out that, based upon the present record, the water intake system currently under construction as part of the Oak Creek expansion may be permittable under the standards that apply to new facilities. The ALJ remanded the WPDES permit to the Wisconsin Department of Natural Resources (the "WDNR") and directed the WDNR to reissue or modify the permit to reflect "best technology available" to comply with the standards applicable to new facilities under Wisconsin state law. As part of the decision, the ALJ restated his prior opinion that the water intake system currently under construction may not be operated so long as it remains a contested matter.

On May 8, 2008, WDNR issued its public notice that it intended to reissue the WPDES permit to allow for the once-through cooling system that was under construction by Wisconsin Energy Corporation. On June 6, 2008, EPA issued its concurrence letter on the draft permit indicating it would not object to the modification of the WPDES permit as drafted. A public information hearing on the intended reissued WPDES permit was held on June 9, 2008 and the public comment period closed on June 16, 2008. On July 31, 2008, the WDNR issued the final modified permit, with no substantive changes from the previously issued draft permit. The deadline for a legal challenge to the permit has expired without appeal.

On July 31, 2008, the joint owners of the Oak Creek expansion reached an agreement with Clean Wisconsin, Inc. and Sierra Club, the groups opposing the WPDES permit. Under the settlement agreement, these groups agreed to withdraw their opposition to the modified WPDES permit for the expansion units at Oak Creek. The joint owners committed to various environmental projects, including projects designed to address greenhouse gas emissions and water quality. MGE's share of those commitments would involve a payment of approximately $0.4 million in 2009 for greenhouse gas reduction efforts and, subject to regulatory approval, further payments of approximately $0.3 million annually over 25 years (2010-2034) to address water quality issues in Lake Michigan.

***Solid waste***

MGE is listed as a potentially responsible party for a site the EPA has placed on the national priorities Superfund list. The Lenz Oil site in Lemont, Illinois, was used for storing and processing waste oil for several years. This site requires clean up under the Comprehensive Environmental Response, Compensation and Liability Act. A group of companies, including MGE, is currently working on cleaning up the site. Management believes that its share of the final cleanup costs for the Lenz Oil site will not result in any materially adverse effects on MGE's operations, cash flows, or financial position. Insurance may cover a portion of the cleanup costs. Management believes that the cleanup costs not covered by insurance will be recovered in current and future rates. As of December 31, 2008, a $0.1 million gross liability was accrued for this matter.

***Global climate change***

Although GHG is not currently regulated in the United States, there is public concern (including among many of our customers) about global climate change. MGE shares that concern and is working to address GHG emissions. MGE also recognizes that these gases—particularly carbon dioxide ($CO_2$), which is released in the burning of fossil fuels—may face future legislative or regulatory restrictions. Environmental-related legislation (including GHG regulation) is regularly introduced in Congress and in the Wisconsin legislature. The myriad of legislative and regulatory options under consideration typically include various compliance dates and limits. They include efforts to reduce and cap and/or tax the emission of greenhouse gases, primarily from power plants, industrial sources and the transportation sector. Bills are also considering releases associated with natural gas pipelines and company fleets. In addition, there could be national, regional, and state mandates to produce increasing percentages of electricity from renewable forms of energy.

***WPDES permit – Elm Road***

On November 29, 2007, the Administrative Law Judge (the "ALJ") in the proceeding related to the previously issued Wisconsin Pollutant Discharge Elimination System ("WPDES") permit determined that the two additional coal units that are part of the Oak Creek expansion are "new facilities" under section 316(b) of the Federal Clean Water Act. The ALJ did not vacate the WPDES permit or any other permit necessary to continue construction of the two additional coal units, pointing out that, based upon the present record, the water intake system currently under construction as part of the Oak Creek expansion may be permittable under the standards that apply to new facilities. The ALJ remanded the WPDES permit to the Wisconsin Department of Natural Resources (the "WDNR") and directed the WDNR to reissue or modify the permit to reflect "best technology available" to comply with the standards applicable to new facilities under Wisconsin state law. As part of the decision, the ALJ restated his prior opinion that the water intake system currently under construction may not be operated so long as it remains a contested matter.

On May 8, 2008, WDNR issued its public notice that it intended to reissue the WPDES permit to allow for the once-through cooling system that was under construction by Wisconsin Energy Corporation. On June 6, 2008, EPA issued its concurrence letter on the draft permit indicating it would not object to the modification of the WPDES permit as drafted. A public information hearing on the intended reissued WPDES permit was held on June 9, 2008 and the public comment period closed on June 16, 2008. On July 31, 2008, the WDNR issued the final modified permit, with no substantive changes from the previously issued draft permit. The deadline for a legal challenge to the permit has expired without appeal.

On July 31, 2008, the joint owners of the Oak Creek expansion reached an agreement with Clean Wisconsin, Inc. and Sierra Club, the groups opposing the WPDES permit. Under the settlement agreement, these groups agreed to withdraw their opposition to the modified WPDES permit for the expansion units at Oak Creek. The joint owners committed to various environmental projects, including projects designed to address greenhouse gas emissions and water quality. MGE's share of those commitments would involve a payment of approximately $0.4 million in 2009 for greenhouse gas reduction efforts and, subject to regulatory approval, further payments of approximately $0.3 million annually over 25 years (2010-2034) to address water quality issues in Lake Michigan.

***Solid waste***

MGE is listed as a potentially responsible party for a site the EPA has placed on the national priorities Superfund list. The Lenz Oil site in Lemont, Illinois, was used for storing and processing waste oil for several years. This site requires clean up under the Comprehensive Environmental Response, Compensation and Liability Act. A group of companies, including MGE, is currently working on cleaning up the site. Management believes that its share of the final cleanup costs for the Lenz Oil site will not result in any materially adverse effects on MGE's operations, cash flows, or financial position. Insurance may cover a portion of the cleanup costs. Management believes that the cleanup costs not covered by insurance will be recovered in current and future rates. As of December 31, 2008, a $0.1 million gross liability was accrued for this matter.

***Global climate change***

Although GHG is not currently regulated in the United States, there is public concern (including among many of our customers) about global climate change. MGE shares that concern and is working to address GHG emissions. MGE also recognizes that these gases—particularly carbon dioxide ($CO_2$), which is released in the burning of fossil fuels—may face future legislative or regulatory restrictions. Environmental-related legislation (including GHG regulation) is regularly introduced in Congress and in the Wisconsin legislature. The myriad of legislative and regulatory options under consideration typically include various compliance dates and limits. They include efforts to reduce and cap and/or tax the emission of greenhouse gases, primarily from power plants, industrial sources and the transportation sector. Bills are also considering releases associated with natural gas pipelines and company fleets. In addition, there could be national, regional, and state mandates to produce increasing percentages of electricity from renewable forms of energy.

**Financial Information About Segments**

See Footnote 24 of the Notes to Consolidated Financial Statements for financial information relating to MGE Energy's and MGE's business segments.

**Executive Officers of the Registrants**

| Executive | Title | Effective Date | Service Years as an Officer |
|---|---|---|---|
| Gary J. Wolter[(a)]<br>Age: 54 | Chairman of the Board, President and Chief Executive Officer | 02/01/2002 | 19 |
| Lynn K. Hobbie[(b)]<br>Age: 50 | Senior Vice President | 02/01/2000 | 14 |
| James G. Bidlingmaier[(b)]<br>Age: 62 | Vice President - Admin. and Chief Information Officer | 02/01/2000 | 8 |
| Kristine A. Euclide[(b)]<br>Age: 56 | Vice President and General Counsel | 11/15/2001 | 7 |
| Terry A. Hanson[(a, c)]<br>Age: 57 | Vice President, Chief Financial Officer and Secretary | 10/01/2001 | 17 |
| Scott A. Neitzel[(b)]<br>Age: 48 | Vice President - Energy Supply<br>Vice President – Energy Supply Policy | 09/01/2006<br>07/01/2002 | 11 |
| Jeffrey C. Newman[(a, d)]<br>Age: 46 | Vice President and Treasurer | 01/01/2001 | 11 |
| Peter J. Waldron[(b)]<br>Age: 51 | Vice President and Operations Officer<br>Vice President – Energy Supply Operations | 09/01/2006<br>07/01/2002 | 12 |

Note: Ages, years of service, and positions as of December 31, 2008.
*(a) Executive officer of MGE Energy and MGE.*
*(b) Executive officer of MGE.*
*(c) Retired as of January 1, 2009.*
*(d) Assumed title of Vice President, Chief Financial Officer, Secretary and Treasurer as of January 1, 2009.*

## Item 1A. Risk Factors.

MGE Energy and its subsidiaries, including MGE, operate in a market environment that involves significant risks, many of which are beyond their control. The following risk factors may adversely affect their results of operations, cash flows and market price for their publicly traded securities. While MGE Energy and MGE believe they have identified and discussed below the key risk factors affecting their business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect their performance or financial condition in the future.

**Regulatory Risk**

***We are subject to extensive government regulation in our business, which affects our costs and responsiveness to changing events and circumstances.***

Our business is subject to regulation at the State and Federal levels. We are subject to regulation as a holding company by the PSCW. MGE is regulated by the PSCW as to its rates, terms and conditions of service; various business practices and transactions; financing; and transactions between it and its affiliates, including MGE Energy. MGE is also subject to regulation by the FERC, which regulates certain aspects of its business. The regulations adopted by the State and Federal agencies affect the manner in which we do business, our ability to undertake specified actions since pre-approval or authorization may be required, the costs of operations, and the level of rates charged to recover such costs. Our ability to attract capital is also dependent in part, upon our ability to obtain a fair return from the PSCW.

***We face risk for the recovery of fuel and purchased power costs when they exceed the base rate established in MGE's current rate structure.***

MGE burns natural gas in several of its peak electric generation facilities, and in many cases, the cost of purchased power is tied to the cost of natural gas. MGE bears significant regulatory risk for the recovery from customers of such fuel and purchased power costs when they are higher than the base rate established in its current rate structure.

***We are subject to environmental laws and regulations that affect our costs and business plans.***

Our subsidiaries are subject to environmental laws and regulations that affect the manner in which they conduct business, including capital expenditures, operating costs and potential liabilities. Changes and developments in these laws and regulations may change or limit our business plans, make them more costly to implement, or expose us to liabilities for past or current operations.

Numerous environmental regulations govern many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste; and continue to evolve in response to real or perceived concerns, regulatory initiatives, nongovernmental organizational initiatives and private parties and legal process. The development of these regulations can introduce uncertainty into the planning and implementation process for long-lead time projects, such as generating stations, and can introduce costly delays if previous decisions need to be revisited as a result of judicial mandate or regulatory change. These regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections, and other approvals, and can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These effects can be seen not only with respect to new construction, such as our participation in the Elm Road generating units, but could also require the installation of additional control equipment or the implementation of other compliance measures such as altered operating conditions.

In addition, we may be a responsible party for environmental clean-up at sites identified as containing hazardous materials. It is difficult to predict the costs potentially associated with a site clean-up due to the potential joint and several liability for all potentially responsible parties, the nature of the clean-up required and the availability of recovery from other potentially responsible parties.

***We may incur material costs of compliance if federal and/or state legislation is adopted to address climate change.***

Various persons, including legislators, regulators, litigants, and private parties, have increasingly expressed concern about the effects of global warming and the effects of greenhouse gases (GHG). These concerns have prompted active discussion on federal and state legislation, as well as regional initiatives, that would regulate or cap such emissions. There have been several proposed versions of legislation pending in the U.S. Congress and in the Wisconsin legislature to address global climate changes, including efforts to reduce and control and/or tax the emission of GHG, such as carbon dioxide, created in the combustion of fossil fuels, including coal, natural gas, and oil. Bills are also considering releases associated with natural gas pipelines and company fleets. These initiatives are sometime paired with efforts to mandate increasing percentages of electricity from renewable forms of energy, such as wind, or to reduce the demand for electricity. Such legislative and regulatory initiatives could have the potential for a significant financial impact on MGE, including the cost to install new emission control equipment, purchase allowances, or do fuel switching. However, the financial consequences of this compliance cannot be determined until final legislation is passed.

**Operating Risk**

***We are affected by weather, which affects customer demand and can affect the operation of our facilities.***

The demand for electricity and gas is affected by weather. Very warm and very cold temperatures, especially for prolonged periods, can dramatically increase the demand for electricity for cooling and heating, respectively, as opposed to the softening effect of more moderate temperatures. Our electric revenues are sensitive to the summer cooling season and, to a lesser extent, the winter heating season. Similarly, very cold temperatures can dramatically increase the demand for gas for heating. A significant portion of our gas system demand is driven by heating. Extreme summer conditions or storms may stress electric transmission and distribution systems, resulting in increased maintenance costs and limiting the ability to meet peak customer demand.

***We are affected by economic activity within our service area.***

Higher levels of development and business activity generally increase the numbers of customers and their use of electricity and gas. Likewise, periods of recessionary economic conditions generally adversely affect our results of operations.

***Our ability to manage our purchased power costs is influenced by a number of uncontrollable factors.***

We are exposed to additional purchased power costs to the extent that our power needs cannot be fully covered by the supplies available from our existing facilities and contractual arrangements. Those needs, and our costs, could be affected by:

- Increased demand due to, for example, weather, customer growth, or customer obligations,
- The inability to transmit our contracted power from its generation source to our customers due to transmission line constraints, outages, or equipment failures,
- Reductions in the availability of power from our owned or contracted generation sources due to equipment failures, shortages of fuel or environmental limitations on operations, and
- Failure to perform on the part of any party from which we purchase capacity or energy.

An unexpected change in demand or the availability of generation or transmission facilities can expose us to increased costs of sourcing electricity in the short-term market where pricing may be more volatile.

***Our financial performance depends on the equipment and facilities in our distribution system being operational.***

Weather conditions, accidents, catastrophic events, and failures of equipment or facilities can disrupt or limit our ability to deliver electricity and gas. Efforts to repair or replace equipment and facilities may not be successful, or we may be unable to make the necessary improvements to our distribution system, causing service interruptions. The resulting interruption of services could result in lost revenues and additional costs.

***We face construction risk in connection with the completion of generating units.***

We have assumed risks under the agreements related to our ownership interest in two 615 MW coal-fired generating units being constructed in Oak Creek, Wisconsin. The completion of this project is subject to construction risks over which we will have limited or no control and which might adversely affect project costs and completion time. These risks include but are not limited to the failure of the general contractor or subcontractors to perform under their contracts; strikes; adverse weather conditions; the inability to obtain necessary permits in a timely manner, legal challenges and appeals to granted permits, changes in applicable laws or regulations; governmental actions; and events in the global economy. In addition, in the case of the units being constructed in Oak Creek, if the units' final construction costs exceed the fixed costs allowed in the PSCW order, this excess will not be recoverable from MGE or its customers unless specifically allowed by the PSCW. Any Oak Creek project costs above the authorized amount, but below a 5% cap, will be subject to a prudence determination made by the PSCW.

In December 2008, we received notice from Elm Road Services, LLC (ERS) that it had received a letter from Bechtel Power Corporation (Bechtel) containing Bechtel's formal claim for schedule and cost relief on the construction of the Elm Road units. Bechtel has asserted two claims for cost and schedule relief in its letter to ERS. Although ERS is in the process of analyzing the claims and its responses to them, it has stated its belief that both claims are without merit. It has also stated its view that the only circumstances and events for which the Elm Road units owners currently retain price adjustment risk under the construction contract are force majeure, wage escalation in excess of 4% annually as measured by published wage bulletins, delays caused by ERS, changes in scope or performance requested by ERS, and unforeseen sub-surface ground conditions. ERS has invoked the dispute resolution process provided for in the contract in order to address the claims made by Bechtel under the contract. That process involves an informal resolution process, followed by mediation and then binding arbitration. ERS is currently in the mediation phase with respect to determining the rights of the parties under the contract and the disposition of Bechtel's claims. ERS has expressed its inability to predict the length or ultimate outcome of the claims. As a result, we are unable to predict the results of these claims or their effect on the costs recoverable under the existing facility leases, in the event that the outcome of the claims should cause total construction costs of the Elm Road units to exceed the amounts authorized in the PSCW order. Bechtel continues to target an in-service date for Elm Road unit 1 three months beyond the guaranteed contract date of September 29, 2009, and an in-service date for Elm Road unit 2 one month earlier than the guaranteed contract date of September 29, 2010. However, Bechtel does request schedule relief that would result in six months of relief from liquidated damages beyond the guaranteed contract date for unit 1 and three months of relief from liquidated damages beyond the guaranteed contract date for unit 2. See Footnote 21 for additional information.

## Financial Risk

***We are exposed to commodity price risk relating to our purchases of natural gas, electricity, coal and oil.***

We face commodity price risk exposure with respect to our purchases of natural gas, electricity, coal and oil, $SO_2$ allowances and risk through our use of derivatives, such as futures, forwards and swaps, to manage that commodity price risk. We could experience increased costs as a result of volatility in the market values of those commodities. We could also experience losses on our derivative contracts as a result of that market value volatility or if a counterparty fails to perform under a contract. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative contracts involves our exercise of judgment and use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

***We are exposed to interest rate risk.***

We are exposed to interest rate risk on our variable rate financing. MGE Energy had $124.5 million of variable-rate debt outstanding at December 31, 2008, including $51.0 million for MGE. Borrowing levels under commercial paper arrangements vary from period to period depending upon capital investments and other factors. Such interest rate risk means that we are exposed to increased financing costs and associated cash payments as a result of changes in the short-term interest rates. Also, interest rates affect discount rates which are a key assumption for our defined benefit pension plans and may impact the amount of expense and timing of contributions to the plan.

***Market performance affects our employee benefit plan asset values.***

The performance of the capital markets affects the values of the assets that are held in trust to satisfy the future obligations under our pension and postretirement benefit plans. We have significant obligations in these areas and hold significant assets in these trusts. A decline in the market value of those assets may increase our current and longer-term funding requirements for these obligations. The market value of the investments within the employee benefit plans trusts declined by approximately 27.5% during the twelve months ended December 31, 2008. Changes in the value of trust fund assets may affect the level of required contributions to these trusts to meet benefit obligations. Changes in the value of plan assets did not have an impact on the income statement for 2008; however, reduced benefit plan assets could result in increased benefit costs in future years and may increase the amount and accelerate the timing of required future funding contributions.

***We are exposed to credit risk primarily through our regulated energy business.***

Credit risk is the loss that may result from counterparty nonperformance. We face credit risk primarily through MGE's regulated energy business. Failure of contractual counterparties to perform their obligations under purchase power agreements, commodity supply arrangements or other agreements may result in increased expenses for MGE as a result of being forced to cover the shortfall in the spot or short-term market, where prices may be more volatile.

***As a holding company, we are dependent on upstream cash flows from our subsidiaries for the payment of dividends on our common stock.***

As a holding company, we have no operations of our own, our ability to pay dividends on our common stock is dependent on the earnings and cash flows of our operating subsidiaries and their ability to pay upstream dividends or to repay funds to us. Prior to funding us, our subsidiaries have financial obligations that must be satisfied, including among others, debt service and obligations to trade creditors, and are subject to contractual and regulatory restrictions on the payment of dividends.

***Disruptions in the financial markets as a result of the effects of sub-prime financing and related matters may affect our ability to finance at a reasonable cost and in accordance with our planned schedule.***

The credit markets have experienced some disruption and uncertainty as a result of the developments associated with sub-prime mortgage issues. To the extent that such issues affect the ability or willingness of credit providers or investors to participate in the credit markets or particular types of investments, or affect their perception of the risk associated with particular types of investments, our cost of borrowing could be affected.

***General economic conditions may affect our operating revenues, our capital costs and our counterparty risks.***

*Operational*
MGE Energy's and MGE's operations are affected by local, national and worldwide economic conditions. The consequences of a prolonged recession may include a lower level of economic activity, uncertainty regarding energy prices and the capital and commodity markets, and increased credit risk. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Increased credit risk reflects the risk that our retail customers will not pay their bills in a timely manner or at all, which may lead to a reduction in liquidity and an eventual increase in bad debt expense.

*Liquidity*
Long-term instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital. Although MGE Energy and MGE believe they have sufficient liquidity despite the disruption of capital and credit markets, the costs of such funds may increase.

*Counterparty creditworthiness*
Credit risk also includes the risk that trading counterparties that owe us money or product will breach their obligations. MGE's risk management policy is to limit transactions to a group of high quality counterparties. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

## Item 1B. Unresolved Staff Comments.

### MGE Energy and MGE

None.

## Item 2. Properties.

### Electric Generation

Net summer rated capacity in service at December 31, 2008, was as follows:

| Plants | Location | Commercial Operation Date | Fuel | Net Summer Rated Capacity [1] (MW) | No. of Units |
|---|---|---|---|---|---|
| Steam plants: | | | | | |
| Columbia | Portage, WI | 1975 & 1978 | Low-sulfur coal | 225[2,3] | 2 |
| Blount | Madison, WI | 1957 & 1961 | Coal/gas | 97[4,9] | 2 |
| | | 1938 & 1943 | Gas | 39[9] | 2 |
| | | 1949 | Coal/gas | 22[4,9] | 1 |
| | | 1964-1968 | Gas/oil | 29[9] | 4 |
| WCCF | Madison, WI | 2005 | Gas/oil | 130[5,6] | 2 |
| Combustion turbines | Madison, WI<br>Marinette, WI | 1964-2000 | Gas/oil | 174[9] | 6 |
| Portable generators | Madison, WI | 1998-2001 | Diesel | 50[9] | 54 |
| Wind turbines | Townships of Lincoln and Red River, WI | 1999 | Wind | 2[7,9] | 17 |
| | Township of Brookfield, IA | 2008 | Wind | 4[8,9] | 18 |
| Total | | | | 772 | |

*(1) Net summer rated capacity is determined by annual testing and may vary from year to year as a result of, but not limited to, the operating and physical conditions of the units.*

*(2) Baseload generation.*

*(3) MGE's 22% share of two 512-MW units. The other owners are WPL (a subsidiary of Alliant), which operates Columbia, and WPSC.*

*(4) On January 19, 2006, MGE announced that it would cease coal-fired generation at Blount in 2011, subject to certain conditions, including regulatory approvals.*

*(5) Facility is jointly owned. MGE Power West Campus owns a controlling interest in the electric generation plant and the UW owns a controlling interest in the chilled-water and steam plants. MGE leases the electric generating assets owned by MGE Power West Campus and is responsible for operating the facility. Amounts shown represent MGE's share of the net summer rated capacity.*

*(6) Based on the terms of the joint plant agreement between MGE and the UW, the UW has the ability to reduce net capability of these units by approximately 17 MW in the summer. The net summer rated capacity shown reflects this decrease.*

*(7) Nameplate capacity rating is 11MW.*

*(8) Nameplate capacity rating is 30 MW.*

*(9) These facilities are owned by MGE.*

### Electric and Gas Distribution Facilities

Major electric distribution lines and substations in service at December 31, 2008, which are owned by MGE, are as follows:

| | Miles | |
|---|---|---|
| Distribution lines: | Overhead | Underground |
| 13.8 kV and under | 917 | 1,066 |
| | | |
| Distribution: | Substations | Installed Capacity (kVA) |
| 69-13.8 kV | 26 | 979,000 |
| 13.8-4 kV | 30 | 290,967 |

Gas facilities include 2,427 miles of distribution mains, which are owned by MGE.

A significant portion of MGE's electric and gas distribution facilities is located above or underneath highways, streets, other public places or property that others own. MGE believes that it has satisfactory rights to use those places or property in the form of permits, grants, easements and licenses; however, it has not necessarily undertaken to examine the underlying title to the land upon which the rights rest.

### Encumbrances

The principal plants and properties of MGE are subject to the lien of its Indenture of Mortgage and Deed of Trust dated as of January 1, 1946, as amended and supplemented, under which MGE's first mortgage bonds are issued. As of December 31, 2008, there were $1.2 million of first mortgage bonds outstanding. See Footnote 9d for additional information regarding MGE's first mortgage bonds.

MGE Power West Campus has collaterally assigned its right to lease payments from MGE for the WCCF in order to secure the repayment of $50 million of senior secured notes issued by MGE Power West Campus. See Footnote 9c for additional information regarding these senior notes.

## Item 3. Legal Proceedings.

### MGE Energy and MGE

MGE Energy and its subsidiaries, including MGE, from time to time are involved in various legal proceedings that are handled and defended in the ordinary course of business. While MGE Energy and MGE are unable to predict the outcome of these matters, management does not believe, based upon currently available facts, that the ultimate resolution of any of such proceedings would have a material adverse effect on their overall financial condition or results of operations.

Also see "Environmental" under Item 1, Business, and Footnotes 18d and 18i for a description of several environmental proceedings involving MGE.

## Item 4. Submission of Matters to a Vote of Security Holders.

### MGE Energy and MGE

None.

# PART II.

## Item 5. Market for Registrants' Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

### Market for Common Equity

*MGE Energy*

MGE Energy common stock is traded on Nasdaq under the symbol MGEE. On February 1, 2009, there were approximately 35,475 shareholders of record, including registered and beneficial shareholders. The following table shows high and low sale prices for the common stock on Nasdaq for each quarter over the past two years.

| | Common stock price range 2008 | | Common stock price range 2007 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| Fourth quarter | $36.50 | $27.87 | $37.24 | $32.06 |
| Third quarter | $36.40 | $31.64 | $35.50 | $29.40 |
| Second quarter | $36.35 | $32.60 | $37.02 | $31.46 |
| First quarter | $36.00 | $29.85 | $36.82 | $33.05 |

*MGE*

As of February 1, 2009, there were 17,347,889 outstanding shares of common stock, all of which were held by MGE Energy. There is no market for shares of common stock of MGE.

### Dividends

*MGE Energy*

The following table sets forth MGE Energy's quarterly cash dividends declared during 2008 and 2007:

| *(Per share)* | 2008 | 2007 |
|---|---|---|
| Fourth quarter | $0.362 | $0.355 |
| Third quarter | $0.362 | $0.355 |
| Second quarter | $0.355 | $0.348 |
| First quarter | $0.355 | $0.348 |

*MGE*

The following table sets forth MGE's quarterly cash dividends declared during 2008 and 2007:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| Fourth quarter | $ - | $2,500 |
| Third quarter | $ - | $ - |
| Second quarter | $ - | $6,560 |
| First quarter | $ - | $6,561 |

See discussion below as well as the "Liquidity and Capital Resources - Financing Activities" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, for a description of restrictions applicable to dividend payments by MGE.

*Dividend Restrictions*

Dividend payments by MGE to MGE Energy are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's first mortgage bonds. The PSCW order limits the amount of dividends that MGE may pay MGE Energy when its common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, MGE may not pay dividends in excess of $26.8 million plus dividends on shares issued in excess of the shares issued in the rate proceeding forecast if the proceeds are invested in MGE. MGE's 13-month rolling average common equity ratio at December 31, 2008, is estimated to be 50.4% as determined under the calculation used in the rate proceeding. While MGE was not restricted from paying cash dividends in 2008, in order to build additional common stock equity in MGE, no cash dividends were paid to MGE Energy. The rate proceeding calculation includes as indebtedness imputed amounts for MGE's outstanding purchase power capacity payments and other PSCW adjustments, but does not include the indebtedness associated with MGE Power West Campus, which is consolidated in accordance with FIN 46(R) into MGE's financial statements.

MGE has covenanted with the holders of its first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of its common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of December 31, 2008, approximately $218.7 million was available for the payment of dividends under this covenant.

**Issuer Purchases of Equity Securities**

*MGE Energy and MGE*

None.

## Item 6. Selected Financial Data.

**MGE Energy**
*(In thousands, except per-share amounts)*

| Summary of Operations | For the years ended December 31, 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Operating revenues: | | | | | |
| Regulated electric | $345,962 | $334,488 | $318,912 | $310,984 | $250,386 |
| Regulated gas | 242,598 | 197,925 | 185,226 | 200,533 | 171,763 |
| Nonregulated | 7,433 | 5,181 | 3,408 | 1,853 | 2,732 |
| Total | 595,993 | 537,594 | 507,546 | 513,370 | 424,881 |
| Operating expenses | 491,418 | 438,156 | 413,150 | 439,629 | 350,213 |
| Other general taxes | 16,793 | 15,771 | 15,402 | 13,269 | 12,715 |
| Operating income | 87,782 | 83,667 | 78,994 | 60,472 | 61,953 |
| Other income, net | 8,044 | 6,069 | 4,329 | 4,938 | 3,927 |
| Interest expense, net | (14,002) | (13,056) | (15,001) | (13,448) | (11,384) |
| Income before taxes | 81,824 | 76,680 | 68,322 | 51,962 | 54,496 |
| Income tax provision | (29,056) | (27,855) | (25,899) | (19,871) | (20,656) |
| Net income | $52,768 | $48,825 | $42,423 | $32,091 | $33,840 |
| Average shares outstanding | 22,197 | 21,520 | 20,564 | 20,436 | 19,119 |
| Basic and diluted earnings per share | $2.38 | $2.27 | $2.06 | $1.57 | $1.77 |
| Dividends declared per share | $1.43 | $1.41 | $1.39 | $1.37 | $1.36 |
| **Assets** | | | | | |
| Electric | $677,540 | $614,949 | $547,150 | $533,896 | $466,897 |
| Gas | 284,211 | 234,002 | 228,639 | 233,841 | 205,738 |
| Assets not allocated | 14,642 | 14,876 | 10,472 | 19,868 | 25,226 |
| Nonregulated energy operations | 271,568 | 227,415 | 177,234 | 143,101 | 98,751 |
| Transmission investments | 46,292 | 40,808 | 38,470 | 35,239 | 32,542 |
| All others | 381,433 | 342,491 | 298,261 | 276,565 | 272,211 |
| Eliminations | (407,411) | (362,954) | (319,792) | (326,046) | (273,262) |
| Total | $1,268,275 | $1,111,587 | $980,434 | $916,464 | $828,103 |
| **Capitalization including Short-Term Debt** | | | | | |
| Common shareholders' equity | $478,202 | $427,726 | $375,348 | $343,883 | $338,197 |
| Long-term debt* | 272,408 | 262,346 | 252,284 | 222,312 | 202,257 |
| Short-term debt | 124,500 | 103,500 | 57,000 | 82,500 | 53,275 |
| Total Capitalization | $875,110 | $793,572 | $684,632 | $648,695 | $593,729 |

**Includes current maturities.*

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### *General*

MGE Energy is an investor-owned public utility holding company operating through subsidiaries in five business segments:

- Electric utility operations, conducted through MGE,
- Gas utility operations, conducted through MGE,
- Nonregulated energy operations, conducted through MGE Power and its subsidiaries,
- Transmission investments, representing our equity investment in ATC, and
- All other, which includes corporate operations and services as well as certain construction services.

Our principal subsidiary is MGE, which generates and distributes electric energy, distributes natural gas, and represents a majority portion of our assets, liabilities, revenues, and expenses. MGE generates and distributes electricity to approximately 137,000 customers in Dane County, Wisconsin, including the city of Madison, and purchases and distributes natural gas to approximately 141,000 customers in the Wisconsin counties of Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon.

Our nonregulated energy operations lease and own new electric generating capacity to assist MGE. The nonregulated energy operations include partial ownership of a cogeneration project on the UW-Madison campus and an undivided 8.33% ownership interest in each of two 615 MW generating units being constructed in Oak Creek, Wisconsin. These ownership interests are leased to MGE pursuant to long-term leases. MGE operates the cogeneration project, and a third party will operate the Oak Creek units. The ownership/leasing structure was adopted to capture some advantages under then applicable state regulatory guidelines for MGE's participation in these generation facilities. Due to the nature of MGE's participation in these facilities, the results of our nonregulated operations are also consolidated into MGE's consolidated financial position and results of operations under applicable accounting standards.

Our primary focus today and for the foreseeable future is our core utility customers at MGE as well as creating long term value for shareholders. MGE continues to face the challenge of providing its customers with reliable power at competitive prices. MGE plans to meet this challenge by investing in more efficient generation projects, including renewable energy sources. In the future, MGE will continue to focus on growing earnings while controlling operating and fuel costs. MGE will continue to maintain safe and efficient operations in addition to providing customer value. We believe it is critical to maintain a strong credit standing consistent with financial strength in MGE as well as the parent company in order to accomplish these goals.

### *Overview*

We earn our revenue and generate cash from operations by providing electric and natural gas utility services, including electric power generation and electric power and gas distribution. The earnings and cash flows from the utility business are sensitive to various external factors, including, but not limited to:

- Weather, and its impact on customer sales of electricity and gas,
- Economic conditions, including current business and financing conditions,
- Regulation and regulatory issues,
- Energy commodity prices,
- Equity price risk pertaining to pension related assets,
- Interest rates and our debt credit rating,
- Environmental laws and regulations, including pending environmental rule changes,
- Construction risk in connection with the Elm Road generating units,

and other factors listed in "Item 1A. Risk Factors."

For the year ended December 31, 2008, MGE Energy's earnings were $52.8 million or $2.38 per share compared to $48.8 million or $2.27 per share for the same period in the prior year. MGE's earnings for the year ended December 31, 2008, were $37.6 million compared to $37.1 million for the same period in the prior year.

That income was derived from our business segments as follows:

| *(In millions)* | Year Ended December 31, | |
|---|---|---|
| Business Segment: | 2008 | 2007 |
| Electric Utility | $25.7 | $29.5 |
| Gas Utility | 9.8 | 5.9 |
| Nonregulated Energy | 10.1 | 8.8 |
| Transmission Investments | 4.3 | 3.6 |
| All Other | 2.9 | 1.0 |
| Net Income | $52.8 | $48.8 |

Our net income during 2008 primarily reflects the effects of the following factors:

- A 3.4% increase in electric revenues, reflecting a 4.8% rate increase approved by the PSCW, effective January 1, 2008, offset by lower demand due to cooler summer weather and lower sales for resale due to decreased sales opportunities.

- Higher gas revenues, reflecting a 14.8% increase in delivered retail gas volumes due to colder winter weather and a 2.8% rate increase approved by the PSCW, effective January 1, 2008, partially offset by a $1.3 million expense (excludes premium) in 2008 on a settlement of a weather hedge (heating degree day collar) as a result of the colder weather. The weather hedge obligated MGE to pay additional costs if the weather was colder than a prescribed ceiling or would have compensated MGE if weather was warmer than a prescribed floor.

- Higher nonregulated energy revenues primarily attributable to higher carrying costs, due to the greater capital investment, recognized for the Elm Road project. Carrying costs during construction of the nonregulated energy projects, related to the equity portion, are recognized over the period of time the costs are recovered in rates.

- A $0.7 million increase in earnings from our interest in ATC.

- $2.9 million in earnings due to interdepartmental interest income recognized as a result of capitalized interest on the Elm Road project and gains on sales of certain investments.

Our income during 2007 primarily reflects the effects of the following factors:

- A $15.6 million increase in electric revenues, reflecting in large part an increase in sales volumes, $5.6 million of electric revenues attributable to a fuel surcharge authorized by the PSCW in late April 2007 and in effect through the end of 2007, and an increase in sales for resale; partially offset by a $7.5 million, or 15.2%, increase in cost of fuel used for electric generation due to increased internal generation and an increase in the per-unit cost of fuel and, to a lesser degree, a $0.4 million, or 0.6%, increase in purchased power expense due to an increase in the per-unit-cost offset by a decrease in volume of power purchased. Additionally, the electric rates for the twelve months ended December 31, 2007, were higher in comparison to those for the same period in the prior year, which reflected a $19.1 million reduction ordered as a result of a PSCW reconciliation between MGE's lower actual fuel costs during 2006, than those costs provided in the applicable rate order.

- A $12.7 million increase in gas revenues attributable to increased sales volumes, partially offset by a decline in the costs of gas, which are recovered and included in revenues, and a decrease in other gas revenues. The cost of gas sold increased $11.5 million as a result of an increase in volumes and an increase in the per therm cost.

During 2008, the following events occurred:

- Top of Iowa III wind generation project: The construction was completed, and the project was placed in service, during the first quarter of 2008. As of December 31, 2008, MGE has incurred approximately $56 million of costs on the 30 MW wind-powered electric generating facility located in Iowa.

- Elm Road electric generation construction project: Capital expenditures during 2008 totaled $49.9 million. A modified WPDES permit for the project, which had been the subject to legal challenges, was issued in final form, with no substantive changes from the previously issued draft permit, and has now become final. In connection with the resolution of that permit issuance, the Elm Road joint owners entered into a settlement agreement whereunder they committed to various environmental projects, including projects designed to address greenhouse gas emissions and water quality. See Footnote 21d for further information. Also, on December 23, 2008, the project contractor notified the project operator of its claims for additional costs and schedule relief related to severe weather and specified labor-related matters, in the case of one claim, and the alleged effects of operator-directed changes and operator-caused delays, in the case of the other claim. MGE Energy's share of the increased costs, if the claims are sustained in full, would be $34.4 million and $6.0 million, respectively. See Footnote 21a for more information.

- ATC: MGE Transco contributed $3.4 million for voluntary capital contributions to ATC in the year ended December 31, 2008. An additional voluntary capital contribution of $0.9 million was made in January 2009.

- Additional Lines of Credit: MGE Energy and MGE each added revolving lines of credit in order to provide additional access to liquidity should such access be needed. On August 29, 2008 and December 30, 2008, MGE Energy entered into additional revolving lines of credit expiring August 28, 2009 and September 30, 2009, respectively, each for $20 million. On August 29, 2008, MGE entered into a $20 million additional line of credit expiring March 31, 2009.

- Issuance of Securities: MGE Energy issued 954,238 shares of its common stock under the Stock Plan for net proceeds of $31.0 million. On September 11, 2008, MGE issued $40 million of unsecured 5.59% senior notes due September 11, 2018, the proceeds of which were used to repay $30 million of its 6.02% medium-term notes that matured on September 15, 2008 and $10 million of short-term indebtedness consisting of commercial paper.

During 2009, several items may affect us, including:

- General economic conditions: Economic conditions both inside and outside our service area may affect, among other things, the level of demand for our utility services, the collection of our accounts receivable and the creditworthiness of counterparties with whom we do business. We have in place lines of credit aggregating $195 million for MGE Energy (including MGE) and $75 million for MGE to address our liquidity needs.

- Elm Road Construction Claim: As noted, the project contractor for the Elm Road units has made claims for additional costs and for relief from the construction schedule. The project operator, ERS, is addressing these claims, although it is expected that the claims may ultimately be resolved through formal arbitration as provided in the construction contract.

- Environmental Initiatives: Various environmental rules or initiatives are in a state of flux as a result of court decisions and the change in the Presidential Administration. Such rules and initiatives involve matters related to air emissions, water effluent and greenhouse gases, all of which affect generation plant capital expenditures and operating costs as well as future operational planning.

The following discussion is based on the business segments as discussed in Footnote 24.

## *Results of Operations*

### *Year Ended December 31, 2008, Versus the Year Ended December 31, 2007*

### Electric Utility Operations - MGE Energy and MGE

#### *Electric sales and revenues*

The following table compares MGE's electric revenues and electric kWh sales by customer class for each of the periods indicated:

| | Revenues | | | kWh Sales | | |
|---|---|---|---|---|---|---|
| *(In thousands, except cooling degree days)* | 2008 | 2007 | % Change | 2008 | 2007 | % Change |
| Residential | $117,241 | $113,161 | 3.6% | 810,414 | 833,549 | (2.8)% |
| Commercial | 186,910 | 173,500 | 7.7% | 1,838,080 | 1,846,335 | (0.4)% |
| Industrial | 19,463 | 17,905 | 8.7% | 273,657 | 284,637 | (3.9)% |
| Other - retail/municipal | 31,685 | 26,859 | 18.0% | 405,008 | 379,785 | 6.6% |
| Total retail | 355,299 | 331,425 | 7.2% | 3,327,159 | 3,344,306 | (0.5)% |
| Sales for resale | 5,303 | 7,076 | (25.1)% | 53,733 | 87,203 | (38.4)% |
| Other revenues | (14,640) | (4,013) | (264.8)% | - | - | - |
| Total | $345,962 | $334,488 | 3.4% | 3,380,892 | 3,431,509 | (1.5)% |
| | | | | | | |
| Cooling degree days (normal 641) | | | | 538 | 781 | (31.1)% |

Electric operating revenues increased $11.5 million or 3.4% for the year ended December 31, 2008, due to the following:

| *(In millions)* | 2008 |
|---|---|
| Rate changes | $25.7 |
| Volume | (1.8) |
| Sales for resale | (1.8) |
| Other revenues | (10.6) |
| Total | $11.5 |

*Rates changes.* Rates charged to retail customers for the year ended December 31, 2008, were 7.8% or $25.7 million higher than those charged during the same period in the prior year. This increase includes the 4.8% rate increase by the PSCW as well as the surcharge described below.

On December 14, 2007, the PSCW authorized MGE to increase 2008 electric revenue by $16.2 million to cover costs for MGE's new wind energy projects, statewide energy efficiency and renewable energy programs, transmission improvements by ATC, and accelerated costs to discontinue coal use at the Blount Station.

On May 5, 2008, the PSCW approved a $0.00239 per kWh interim fuel surcharge on MGE's electric rates to cover increased fuel and purchased power expenses. During the year ended December 31, 2008, this surcharge resulted in a $5.1 million increase to electric rates. A stipulation between MGE and the intervenors allowed the interim surcharge to remain in effect until the end of the year, but required MGE to review its 2008 monitored fuel costs at year-end and to refund to customers, with interest at 10.8%, any amount by which its actual fuel costs fell short of the monitored fuel costs collected in rates. See "Other revenues" below.

On April 24, 2007, when the PSCW completed their audit of 2006 electric fuel costs and issued a final order on the 2006 fuel credit, $2.4 million (related to 2006 fuel costs and including interest) was applied to customers' accounts.

Electric rates from April 26, 2007 to August 31, 2007, were subject to a $0.00339 per kWh interim fuel surcharge and subject to refund. On August 31, 2007, MGE received a final decision from the PSCW that reduced the fuel surcharge to $0.00242 per kWh effective the date of the order. This fuel surcharge resulted in a $5.6 million increase to electric rates charged to customers during the twelve months ended December 31, 2007.

On December 18, 2008, under a limited reopener, the PSCW authorized MGE to decrease 2009 rates for retail electric customers by 0.74% or $2.7 million from 2008. The decrease in retail electric rates is driven by a decrease in fuel and purchased power costs, decrease in Elm Road costs and a decrease in ATC transmission costs. The PCSW also approved deferred accounting for incremental pension and other postretirement benefit costs above the levels currently included in rates.

*Volume.* During the year ended December 31, 2008, total retail sales volumes were comparable to the same period in the prior year. Higher usage by other-retail/municipal customers was offset by a decline in residential, commercial and industrial usage.

*Sales for resale.* Sales for resale represent wholesale sales made to third parties who are not ultimate users of the electricity. These sales may include spot market transactions on the markets operated by MISO or PJM. These sales may also include bilateral sales to other utilities or power marketers. Generating units are dispatched by MISO based on cost considerations as well as reliability of the system. Sales for resale typically occur when MGE has more generation and purchases online than is needed for its own system demand. The excess electricity is then sold to others in the market. For the year ended December 31, 2008, sales for resale decreased $1.8 million when compared to the same period in the prior year. The decrease is primarily due to increased natural gas costs. During 2008, natural gas prices increased fairly rapidly until July before returning to previous levels. Electric prices on the MISO market did not experience the same price movement. MGE's sales for resale into the MISO market were lower as a result of the higher cost of gas fired generation relative to the market prices of electricity.

*Other revenues.* Other electric revenues decreased $10.6 million for the year ended December 31, 2008, compared to the same period in the prior year.

During the years ended December 31, 2008 and 2007, MGE recovered in electric rates carrying costs and other fees related to WCCF and Elm Road. During the years ended December 31, 2008 and 2007, MGE recorded a $11.0 million and $8.2 million reduction, respectively, to other electric revenues to transfer the revenues from the electric segment to the nonregulated energy operations segment. See discussion of these revenues in the "nonregulated energy operating revenues" section.

As a result of the refund provisions in the interim fuel surcharge order, MGE has recognized an estimated refund to customers totaling $5.5 million (includes interest) during the year ended December 31, 2008 and has reflected this reduction in other electric revenues.

During the year ended December 31, 2007, other electric revenues included a $2.3 million (excludes interest) upward adjustment to negate the impact on overall electric revenues for the 2006 fuel refund provided to customers in April 2007. Note that this refund was accrued in revenues during 2006, and was returned to customers via a reduction in rates in April 2007. See "Rate changes" above for more information on this refund.

***Electric fuel and purchased power***

The expense for fuel used for electric generation decreased $1.9 million or 3.4% during the year ended December 31, 2008, compared to the same period in the prior year. Lower fuel costs between the two periods resulted in a $1.5 million decrease of this expense and a decline in internal generation resulted in a $0.4 million decrease of this expense.

Purchased power expense decreased by $2.9 million or 3.8% during the year ended December 31, 2008, compared to the same period in the prior year. This decrease in expense reflects a $1.1 million or 1.5% decrease in the per-unit cost of purchased power and a $1.8 million or 2.3% decrease in the volume of power purchased.

***Electric operating and maintenance expenses***

Electric operating and maintenance expenses increased $14.8 million during the year ended December 31, 2008, compared to the same period in 2007. The following changes contributed to the net change:

*(In millions)*

| | 2008 |
|---|---|
| Increased production costs | $1.9 |
| Increased transmission costs | 4.3 |
| Increased distribution expenses | 0.3 |
| Increased customer service costs | 4.4 |
| Increased customer accounts costs | 0.5 |
| Increased other general and administrative expenses | 1.7 |
| Increased maintenance expenses | 1.7 |
| Total | $14.8 |

As a result of the 2005 Wisconsin Act 141, each Wisconsin utility is required to pay 1.2% of its annual operating revenues to the statewide energy efficiency and renewable resource programs. MGE is allowed to recover these costs in rates through its conservation escrow. For the year ended December 31, 2008, costs associated with funding these programs increased customer service expense by $5.1 million. Transmission costs increased primarily due to network service fees pertaining to ATC.

*Electric depreciation expense*

Depreciation expense at the electric segment increased by $6.4 million for the year ended December 31, 2008, when compared to the same period in the prior year. This increase is related to higher levels of electric assets, including the Top of Iowa III wind-powered electric generating facility which was placed in service in the first quarter of 2008. Also contributing to the increase is the accelerated depreciation of certain Blount assets. For additional information on the Blount accelerated depreciation, see Footnote 19.

**Gas Utility Operations - MGE Energy and MGE**

*Gas deliveries and revenues*

The following table compares MGE's gas revenues and gas therms delivered by customer class during each of the periods indicated:

| | Revenues | | | Therms Delivered | | |
|---|---|---|---|---|---|---|
| *(In thousands, except HDD and average rate per therm)* | 2008 | 2007 | % Change | 2008 | 2007 | % Change |
| Residential | $130,012 | $110,046 | 18.1% | 100,014 | 92,218 | 8.5% |
| Commercial/industrial | 106,582 | 83,799 | 27.2% | 107,329 | 88,330 | 21.5% |
| Total retail | 236,594 | 193,845 | 22.1% | 207,343 | 180,548 | 14.8% |
| Gas transportation | 2,903 | 2,623 | 10.7% | 37,053 | 34,645 | 7.0% |
| Other revenues | 3,101 | 1,457 | 112.8% | - | - | - |
| Total | $242,598 | $197,925 | 22.6% | 244,396 | 215,193 | 13.6% |
| Heating degree days (normal 7,119) | | | | 7,716 | 6,935 | 11.3% |
| Average rate per therm of retail customer | | | | $1.141 | $1.074 | 6.2% |

Gas revenues increased $44.7 million or 22.6% for the year ended December 31, 2008. These changes are related to the following factors:

| *(In millions)* | 2008 |
|---|---|
| Gas costs/rates | $12.2 |
| Gas deliveries | 30.6 |
| Transportation and other effects | 1.9 |
| Total | $44.7 |

*Gas costs/rates.* The average retail rate per therm for the year ended December 31, 2008, increased 6.2% compared to the same period in 2007. The PSCW authorized a 2.8% increase in MGE's gas distribution rates effective January 1, 2008, to cover increased system demands and funding statewide energy programs. Also contributing to this increase is higher natural gas costs.

*Retail gas deliveries.* The 14.8% increase in retail gas deliveries for the year ended December 31, 2008, was attributable to cooler than normal weather, reflected in an 11.3% increase in the heating degree days between the periods, and increased use by a large commercial/industrial customer.

*Transportation and other revenues.* Transportation and other revenues increased a total of $1.9 million primarily due to an increase in income realized under the GCIM.

Under MGE's GCIM, if actual gas commodity savings and capacity release revenues are above or below a benchmark set by the PSCW, then MGE's gas sales service customers and shareholders share in any increased costs or savings per percentages set by the PSCW. For the years ended December 31, 2008 and 2007, shareholders received the benefit of $2.4 million and $0.9 million, respectively, from capacity release revenues and commodity savings under the GCIM.

*Cost of Gas Sold*

For the year ended December 31, 2008, cost of gas sold increased by $30.7 million, compared to the same period in the prior year. The volume of gas purchased increased 13.4% which resulted in $18.9 million of additional expense. In addition, the cost per therm of natural gas increased 7.4% which resulted in $11.8 million of additional expense.

*Gas operating and maintenance expenses*

Gas operating and maintenance expenses increased $5.5 million for the year ended December 31, 2008, compared to the same period a year ago. The following changes contributed to the net change:

*(In millions)*

| | 2008 |
|---|---|
| Increased distribution costs | $0.4 |
| Increased customer accounts costs | 0.8 |
| Increased customer service costs | 3.1 |
| Increased general and administrative costs | 0.6 |
| Increased maintenance costs | 0.6 |
| Total | $5.5 |

As a result of the 2005 Wisconsin Act 141, each Wisconsin utility is required to pay 1.2% of its annual operating revenues to the statewide energy efficiency and renewable resource programs. MGE is allowed to recover these costs in rates through its conservation escrow. For the year ended December 31, 2008, costs associated with funding these programs increased customer service expense by $3.6 million.

*Gas depreciation expense*

Gas depreciation expense increased $0.6 million for the year ended December 31, 2008, compared to the same period in the prior year.

**Other Income (Deductions), Net**

During the year ended December 31, 2008, the gas and electric segments incurred $1.7 million in other deductions. The other deductions included a $1.5 million expense for a heating degree day collar, $1.8 million in charitable contributions, a $0.3 million loss related to an equity investment and $0.1 million of net miscellaneous expenses. See Footnote 16 for further discussion of the HDD collar. These deductions were partially offset by income of $0.9 million in AFUDC-equity, a $0.3 million gain on the sale of property, and a $0.8 million gain on investments.

For the year ended December 31, 2007, the gas and electric segments recognized a total of $1.9 million in AFUDC-equity, $0.2 million in equity earnings from miscellaneous investments, and a $0.8 million gain on the sale of investments. This income was offset by $0.3 million in premium expense for a HDD collar, $2.1 million in charitable contributions, and $0.4 million in net miscellaneous expenses.

**Interest Expense, Net**

For the year ended December 31, 2008, total interest expense for the electric and gas segments increased $1.4 million when compared to the same period in the prior year. For the year ended December 31, 2008, there was a $0.5 million decrease in AFUDC-debt (which is an increase to interest expense), a $0.5 million increase in interest expense on long-term debt, and a $0.6 million increase in net miscellaneous interest expense. These increases in interest expense were offset by a $0.2 million decrease in interest expense on short-term debt.

**Nonregulated Energy Operations - MGE Energy and MGE**

*Nonregulated energy operating revenues*

Operating revenues from nonregulated energy operations increased $2.3 million for the year ended December 31, 2008, when compared to the same period in the prior year. Operating revenues from nonregulated energy operations for both the years ended December 31, 2008 and 2007 include $14.9 million in interdepartmental revenues related to a leasing arrangement between MGE and MGE Power West Campus which commenced on April 26, 2005. Upon consolidation, these interdepartmental revenues are eliminated.

MGE also received approval from the PSCW to collect carrying costs expected to be incurred by MGE Power Elm Road during construction of the Elm Road project. MGE estimates that the total carrying costs on the Elm Road project will be $61.3 million. A portion of this amount is being recognized over the period recovered in rates and a portion is being deferred and will be recognized over the period in which the facility is depreciated. For the years ended December 31, 2008 and 2007, MGE Power Elm Road recognized $6.4 million and $4.1 million, respectively, related to carrying costs on the Elm Road project.

***Nonregulated energy interest expense, net***

For the years ended December 31, 2008 and 2007, interest expense, net at the nonregulated energy operations segment was $2.6 million and $2.5 million, respectively. Interest expense at the nonregulated energy segment for both the years ended December 31, 2008 and 2007, includes $2.8 million in interest expense incurred on $50 million of long-term, fixed-rate borrowings at MGE Power West Campus.

Also included in the nonregulated interest expense is interdepartmental interest expense and capitalized interest at MGE Power Elm Road. During the year ended December 31, 2008 and 2007, MGE Power Elm Road was charged $4.8 million and $3.9 million, respectively, in interest expense by Corporate on funds borrowed for the Elm Road Project. This expense is eliminated upon consolidation for MGE Energy only. The interest expense at MGE Power Elm Road is offset by $4.8 million and $3.9 million, respectively, in capitalized interest. MGE Power Elm Road is capitalizing interest on the Elm Road project.

During the years ended December 31, 2008 and 2007, MGE Power Elm Road recorded $0.1 million and $0.2 million, respectively, in interest income on cash advanced to Elm Road Services, LLC for construction of transmission equipment and work done by ATC related to the Elm Road project.

**Transmission Investment Operations - MGE Energy and MGE**

For the years ended December 31, 2008 and 2007, other income at the transmission investment segment was $7.2 million and $6.0 million, respectively. The transmission investment segment holds our interest in ATC, and its income reflects our equity in the earnings of ATC.

**All Other Nonregulated Operations - MGE Energy**

***All other - other income, net***

The all other segment recorded $2.5 million in other income for the year ended December 31, 2008, primarily due to gains on sales of certain investments.

***All other interest income, net***

All other interest income, net for the years ended December 31, 2008 and 2007, was $2.8 million and $2.3 million, respectively. Interest income for the year ended December 31, 2008, represents $4.8 million in interdepartmental interest income from MGE Power Elm Road, partially offset by $2.0 million in interest expense on short-term debt. Interest income for the year ended December 31, 2007, represents $3.9 million in interdepartmental interest income from MGE Power Elm Road and $0.2 million in miscellaneous interest income, partially offset by $1.8 million in interest expense on short-term debt. The interdepartmental interest income is eliminated upon consolidation.

**Consolidated Other General Taxes**

MGE Energy's and MGE's other general taxes increased $1.0 million or 6.5% in 2008. This increase is primarily attributable to an increase in MGE's license fee tax. The annual license fee tax expense is based on adjusted operating revenues of the prior year.

**Consolidated Income Taxes**

MGE Energy's effective income tax rate for the year ended December 31, 2008, is 35.5% compared to 36.3% for the same period in 2007. This decrease is primarily attributable to the increased federal wind energy tax credit from the Top of Iowa III wind farm which was placed in service in 2008.

MGE's effective income tax rate for the year ended December 31, 2008, is 35.2% compared to 36.2% for the same period in the prior year. The decrease is also primarily attributable to the increased wind energy tax credit.

**Minority Interest, Net of Tax**

For the year ended December 31, 2008, MGE Energy (through its wholly owned subsidiary MGE Power) earned $7.6 million and $3.9 million, net of tax, for its interest in MGE Power West Campus and MGE Power Elm Road, respectively. Additionally, MGE Energy earned $0.8 million, net of tax for its interest in MGE Transco. These amounts are recorded as minority interest expense, net of tax, on MGE's consolidated statement of income.

For the year ended December 31, 2007, MGE Energy (through its wholly owned subsidiary MGE Power) had earned $7.7 million and $2.6 million, net of tax, for its interest in MGE Power West Campus and MGE Power Elm Road, respectively. Additionally, MGE Energy had earned $0.5 million, net of tax, for its interest in MGE Transco. These amounts are recorded as minority interest expense, net of tax, on MGE's consolidated statement of income.

***Year Ended December 31, 2007, Versus the Year Ended December 31, 2006***

The following discussion is based on the business segments as discussed in Footnote 24.

**Electric Utility Operations**

***Electric sales and revenues***

The following table compares MGE's electric retail revenues and electric kWh sales by customer class during the years ended December 31, 2007 and 2006:

| *(In thousands, except cooling degree days)* | Revenues | | | kWh Sales | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Residential | $113,161 | $109,178 | 3.6% | 833,549 | 809,560 | 3.0% |
| Commercial | 173,500 | 165,147 | 5.1% | 1,846,335 | 1,772,385 | 4.2% |
| Industrial | 17,905 | 17,765 | 0.8% | 284,637 | 286,546 | (0.7)% |
| Other - retail/municipal | 26,859 | 26,710 | 0.6% | 379,785 | 384,222 | (1.2)% |
| Total retail | 331,425 | 318,800 | 4.0% | 3,344,306 | 3,252,713 | 2.8% |
| Sales for resale | 7,076 | 5,585 | 26.7% | 87,203 | 94,988 | (8.2)% |
| Other revenues | (4,013) | (5,473) | 26.7% | - | - | - |
| Total | $334,488 | $318,912 | 4.9% | 3,431,509 | 3,347,701 | 2.5% |
| Cooling degree days (normal 641) | | | | 781 | 637 | 22.6% |

Electric operating revenues were up 4.9% in 2007 due to the following:

| *(In millions)* | 2007 |
|---|---|
| Rate changes | $3.5 |
| Volume | 9.1 |
| Sales for resale | 1.5 |
| Other revenues | 1.5 |
| Total | $15.6 |

- *Rates.* Rates charged to retail customers for the twelve months ended December 31, 2007, were 1.1% or $3.5 million higher than those charged during the same period in the prior year.

  On May 25, 2006, the PSCW approved a fuel credit to reduce 2006 electric rates by $0.00454 per kWh and stated that electric rates set in the final 2006 order are subject to refund. As a result of these provisions, customers' bills were credited $16.8 million during the twelve months ended December 31, 2006. Additionally, on April 24, 2007, when the PSCW completed their audit of 2006 electric fuel costs and issued a final order, $2.4 million (related to 2006 fuel costs including interest) was applied to customers' accounts.

  On December 22, 2006, the PSCW approved a limited scope rate case reopener related to MGE's current electric rates. This order was expected to result in a net 0.15% decrease, on average, in retail electric rates for 2007 when compared to those in place for the year ended December 31, 2006 (assuming the 2006 fuel credit was in place for the entire year). Electric rates were subsequently increased from those presented in this order as a result of a $0.00339 per kWh fuel surcharge approved by the PSCW and in effect from April 26, 2007, to August 31, 2007, and a $0.00242 per kWh fuel surcharge approved by the PSCW and in effect from August 31, 2007, to December 31, 2007. These surcharges resulted in a $5.6 million increase to electric rates charged to customers during the twelve months ended December 31, 2007.

- *Volume.* During 2007, there was a 2.8% increase in total retail sales volumes. This increase represents increased usage by residential and commercial.

- *Sales for resale.* Sales for resale represent wholesale sales made to third parties who are not ultimate users of the electricity. These sales may include spot market transactions on the markets operated by MISO or PJM. These sales may also include bilateral sales to other utilities or power marketers. Generating units are dispatched by MISO based on cost considerations as well as reliability of the system. Sales for resale typically occur when MGE has more generation and purchases online than is needed for its own system demand. The excess electricity is then sold to others in the market. During 2007, sales for resale increased $1.5 million. The increase in sales for resale for the year ended December 31, 2007, when compared to the same period in the prior year was largely attributable to a change in the relationship between the cost of purchased power and the cost of internal generation.

- *Other Revenues.* Other electric revenues increased $1.5 million for the twelve months ended December 31, 2007, compared to the same period in the prior year. To account for the effects of the fuel credit and refund described above under "Rates", during the twelve months ended December 31, 2006, MGE recognized a net $2.3 million reduction to other electric revenues.

  In April 2007, the 2006 fuel credit of $2.3 million was provided to customers. As a result, MGE increased other revenues by the same amount to offset this credit reflected in "Rates" above.

  During the twelve months ended December 31, 2007 and 2006, MGE recovered in electric rates carrying costs and other fees related to WCCF and Elm Road. MGE recorded an $8.2 million and $5.2 million reduction, respectively, to other electric revenues to eliminate the recognition of revenue related to these costs in the electric segment as revenue related to these costs is recorded by MGE Power Elm Road and MGE Power West Campus (see discussion of these revenues in the "nonregulated operations revenues" section).

  For the twelve months ended December 31, 2007, MGE also experienced a $0.1 million decrease in other miscellaneous electric revenues.

***Electric fuel and purchased power***

In 2007, fuel used for electric generation increased $7.5 million, or 15.2%, compared to 2006. The per-unit cost of internal generation increased 4.5% for the year ended December 31, 2007, when compared to the same period in the prior year, reflecting the increased cost of natural gas.

The volume of internal generation also increased during this period reflecting a shift between internal generation and purchased power.

For the year ended December 31, 2007, purchased power expense increased by $0.4 million, or 0.6%. This increase reflected a $6.2 million or 8.1% increase in the per-unit-cost, offset by a $5.8 million or 7.0% decrease in volume of power purchased.

MGE has recorded transactions on the PJM and MISO markets in which we are buying and selling power within the same hour to meet our electric energy delivery requirements on a net basis.

***Electric operating and maintenance expenses***

Electric operating and maintenance expense increased $4.0 million in 2007. The following changes contributed to the net change in electric operating and maintenance expenses for 2007:

| *(In millions)* | 2007 |
|---|---|
| Increased production costs | $2.0 |
| Decreased transmission costs | (0.1) |
| Increased distribution costs | 0.3 |
| Increased customer services, promotions, and account costs | 0.2 |
| Increased other general and administrative expenses | 0.8 |
| Increased maintenance expenses | 0.8 |
| Total | $4.0 |

Included in the decrease in transmission costs was a $0.9 million cash benefit received for SECA revenues related to prior years. SECA revenues are through and out rates previously charged to MGE by PJM for transactions between RTOs which were subsequently eliminated by FERC.

### *Electric depreciation*

Electric depreciation expense increased $0.7 million in 2007. This increase was attributable to additions to electric assets.

## Gas Utility Operations

### *Gas deliveries and revenues*

The following table compares MGE's gas retail revenues and gas delivered by customer class during each of the years ended December 31, 2007 and 2006:

| *(In thousands, except HDD and average rate per therm)* | Revenues | | | Therms delivered | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Residential | $110,046 | $101,771 | 8.1% | 92,218 | 84,354 | 9.3% |
| Commercial/industrial | 83,799 | 77,681 | 7.9% | 88,330 | 82,255 | 7.4% |
| Total retail | 193,845 | 179,452 | 8.0% | 180,548 | 166,609 | 8.4% |
| Gas transportation | 2,623 | 2,644 | (0.8)% | 34,645 | 36,385 | (4.8)% |
| Other revenues | 1,457 | 3,130 | (53.5)% | - | - | - |
| Total | $197,925 | $185,226 | 6.9% | 215,193 | 202,994 | 6.0% |
| Heating degree days (normal 7,076) | | | | 6,935 | 6,520 | 6.4% |
| Average rate per therm of retail customers | | | | $1.074 | $1.077 | (0.3)% |

Gas revenues increased 6.9% in 2007 due to the following:

| *(In millions)* | 2007 |
|---|---|
| Gas costs/rates | $(0.6) |
| Gas deliveries | 15.0 |
| Other revenues | (1.7) |
| Total | $12.7 |

- *Gas costs/rates.* Gas costs decreased for the year ended December 31, 2007, from those costs experienced for the year ended December 31, 2006. MGE's natural gas rates are subject to a purchased gas adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective monthly adjustments to rates. As a result of a decrease in gas prices, MGE's average rate per therm for retail customers in 2007 decreased 0.3%.

- *Retail gas deliveries.* In 2007, retail gas deliveries increased 8.4%. This increase was primarily attributable to an increase in heating degree days. Heating degree days for the year ended December 31, 2007, were 6,935 compared to 6,520 for the same period in the prior year.

- *Other gas revenues.* In 2007, there was a $1.7 million decrease in other gas revenues. Under MGE's GCIM, if actual gas commodity costs were above or below a benchmark set by the PSCW, then MGE's gas sales service customers and shareholders shared equally in any increased costs or savings. The PSCW allowed MGE to resell gas pipeline capacity reserved to meet peak demands but not needed every day to serve customers. Revenues from capacity release that exceeded or fell short of PSCW-targeted levels were shared equally. In 2007 and 2006, MGE shareholders received the benefit of $0.9 million and $2.5 million from capacity release revenues and commodity savings under the GCIM, respectively.

*Cost of gas sold*

In 2007, cost of gas sold increased $11.5 million, or 8.9%. Due primarily to higher retail sales volumes, the volume of gas purchased increased $10.8 million for the year ended December 31, 2007, when compared to the prior year. Additionally, a decrease in the gas purchase price coupled with an increase in the PGA provision provided for an overall increase in the cost per therm of 0.5% in 2007, which resulted in a $0.7 million overall increase in expense when compared to the prior year.

*Gas operating and maintenance expenses*

Gas operating and maintenance expense increased $0.8 million in 2007. The following changes contributed to the net change in gas operating and maintenance expense for the year:

| *(In millions)* | 2007 |
|---|---|
| Decreased production costs | $(0.1) |
| Increased distribution costs | 0.4 |
| Increased customer services, promotions, account costs | 0.3 |
| Decreased other administrative and general expenses | (0.2) |
| Increased maintenance expenses | 0.4 |
| Total | $0.8 |

*Gas depreciation*

Gas depreciation expense increased $0.2 million in 2007 as a result of additional gas plant assets.

**Other Income (Deductions), net**

Other income for the year ended December 31, 2007, for the electric and gas segments was $0.1 million, compared to other expense of $1.0 million for the same period in the prior year. During 2007, the gas and electric segments recognized $1.9 million in AFUDC-equity, $0.2 million in equity earnings from miscellaneous investments, and a $0.8 million gain on the sale of investments. This income was offset partially by $0.3 million in premium expense for a HDD collar, $2.1 million in charitable contributions and $0.4 million in net miscellaneous expenses.

During 2006, the gas and electric segments recognized a total of $2.2 million in charitable contributions. This expense was partially offset by $0.6 million in AFUDC-equity and $0.6 million in other miscellaneous income. The other miscellaneous income includes a $0.6 million gain on our heating degree day financial instrument.

**Interest Expense, net**

For the year-ended December 31, 2007, total interest expense for the electric and gas segments decreased $0.4 million when compared to the same period in the prior year. For the year ended December 31, 2007, there was a $1.0 million decrease in interest expense on short-term debt, a $0.6 million increase in AFUDC-debt (which is a reduction to interest expense), and a $0.5 million increase in interest income. These decreases in interest expense were offset by a $1.7 million increase in interest expense on long-term debt. This increase relates to interest incurred on the 5.25% medium-term notes, issued on December 29, 2006.

**Nonregulated Energy Operations**

*Nonregulated Energy operating revenues*

Operating revenues from nonregulated energy operations were $20.0 million and $18.4 million for the years ended December 31, 2007 and 2006. These amounts included $14.9 million and $15.0 million, respectively, in interdepartmental revenues. The interdepartmental revenues related to the leasing arrangement between MGE and MGE Power West Campus which commenced on April 26, 2005. In accordance with the provisions of this leasing arrangement, the Nonregulated Energy Operations, via MGE Power West Campus, recorded $14.9 million and $15.0 million in lease revenue for the years ended December 31, 2007 and 2006, respectively. Upon consolidation, this interdepartmental amount was eliminated.

Also included in operating revenues was the recognition of revenues related to carrying costs for MGE Power West Campus and MGE Power Elm Road. MGE received approval from the PSCW to collect approximately $12.1 million in carrying costs incurred by MGE Power West Campus during construction of the WCCF facility. MGE is collecting these costs in rates over a period of ten years beginning in 2005. For each of the years ended December 31, 2007 and 2006, MGE Power West Campus recognized $1.1 million related to carrying costs on WCCF, management, demolition, and removal fees.

MGE also received approval from the PSCW to collect carrying costs expected to be incurred by MGE Power Elm Road during construction of the Elm Road project. For the years ended December 31, 2007 and 2006, MGE Power Elm Road recognized $4.1 million and $2.3 million related to carrying costs on the Elm Road project.

***Nonregulated energy interest expense, net***

For the twelve months ended December 31, 2007, interest expense, net at the nonregulated energy operations segment was $2.5 million compared to $2.7 million for the same period in the prior year.

Interest expense for both 2007 and 2006 related to long-term borrowings at MGE Power West Campus was $2.8 million. In 2007, this interest expense was offset by a $0.1 million of miscellaneous interest income.

Also included in the nonregulated interest expense was interdepartmental interest expense at MGE Power Elm Road. During the twelve months ended December 31, 2007 and 2006, MGE Power Elm Road was charged $3.9 million and $1.9 million, respectively, in interest expense by MGE Energy on funds borrowed for the Elm Road Project. Under the provision of SFAS 34, *Capitalization of Interest Cost*, MGE Power Elm Road capitalized all interest expense on the Elm Road Project during 2007 and 2006. For the years ended December 31, 2007 and 2006, MGE Power Elm Road recorded $0.2 million and $0.1 million in interest income on the cash advanced to Elm Road Services, LLC for construction of transmission equipment and work done by ATC related to Elm Road.

**Transmission Investment Operations**

For the year ended December 31, 2007, other income at the transmission investment segment was $6.0 million, compared to $5.3 million for the same period in the prior year. The transmission investment segment holds our interest in ATC, and its income reflects our equity earnings in ATC.

**All Other Operations**

***All other interest income, net***

All other interest income for the year ended December 31, 2007, was $2.3 million compared to $0.8 million for the year ended December 31, 2006. Interest income for the twelve months ended December 31, 2007 and 2006, included $3.9 million and $1.9 million, respectively, in interdepartmental income from MGE Power Elm Road. Additionally, there was $0.2 million in miscellaneous interest income for the year ended December 31, 2007. In 2007 and 2006, this interest income was offset in part by $1.8 million and $1.1 million, respectively, in interest expense on short-term debt.

**Consolidated Other General Taxes**

MGE Energy's and MGE's other general taxes increased $0.4 million or 2.4% in 2007. This increase was primarily attributable to an increase in MGE's license fee tax and an increase in MGE's payroll taxes. The annual license fee tax expense is based on adjusted operating revenues of the prior year. These increases were slightly offset by a tax refund received for overpayment of license fees in prior years.

**Consolidated Income Taxes**

MGE Energy's effective income tax rate was 36.3% for the year ended December 31, 2007, compared to 37.9% for the year ended December 31, 2006. This decrease was primarily attributable to the completion of tax recovery for prior year flow through. The PSCW has allowed rate recovery of deferred taxes on all temporary differences since June 1991 when the FERC Uniform System of Accounts was adopted. Unrecovered deferred taxes in existence at the time of adoption were authorized for rate recovery over 15 years. Recovery of these amounts was completed on December 31, 2006.

Other factors contributing to a decrease in the effective tax rate included the favorable settlement of an income tax examination for which a FIN 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS NO. 109, *Accounting for Income Taxes*, liability had been recorded, an increase in the domestic manufacturing tax deduction provided by the American Jobs Creation Act of 2004, a federal research tax credit under the alternative simplified credit method, and an increase in AFUDC-equity primarily related to the Top of Iowa III project.

**Minority Interest, Net of Tax**

For the year ended December 31, 2007, MGE Energy (through its wholly owned subsidiary MGE Power) earned $7.7 million and $2.6 million for its interest in MGE Power West Campus and MGE Power Elm Road, respectively. Additionally, MGE Energy earned $0.5 million, net of tax for its interest in MGE Transco.

For the year ended December 31, 2006, MGE Energy (through its wholly owned subsidiary MGE Power) earned $7.8 million and $1.4 million for its interest in MGE Power West Campus and MGE Power Elm Road, respectively. Additionally, MGE Energy earned $0.4 million, net of tax for its interest in MGE Transco.

## *Liquidity and Capital Resources*

**Cash Flows**

The following summarizes cash flows for MGE Energy and MGE during the twelve months ended 2008, 2007, and 2006:

| | MGE Energy | | | MGE | | |
|---|---|---|---|---|---|---|
| *(In thousands)* | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Cash provided by/(used for): | | | | | | |
| Operating activities .......... | $74,712 | $76,586 | $101,039 | $74,307 | $78,542 | $97,224 |
| Investing activities ........... | (104,282) | (134,791) | (94,441) | (106,849) | (134,137) | (94,382) |
| Financing activities .......... | 29,887 | 58,991 | (6,926) | 32,001 | 56,208 | (2,418) |

**Cash Provided by Operating Activities**

***MGE Energy***

MGE Energy's consolidated net cash provided by operating activities is derived mainly from the electric and gas operations of its principal subsidiary, MGE.

*2008 vs. 2007*

Cash provided by operating activities for the twelve months ended December 31, 2008, was $74.7 million, a decrease of $1.9 million when compared to the same period in the prior year primarily as a result of changes in working capital.

MGE Energy's net income increased $3.9 million for the twelve months ended December 31, 2008, when compared to the same period in the prior year.

Depreciation for the twelve months ended December 31, 2008, was $39.3 million compared to $32.2 million in the same period in the prior year. This increase is primarily attributable to higher levels of assets, including the Top of Iowa III wind-powered electric generating facility which was placed in service in the first quarter of 2008 as well as accelerated depreciation of certain Blount assets. For additional information on the Blount accelerated depreciation, see Footnote 19. Depreciation expense associated with Top of Iowa III and the Blount accelerated depreciation is being recovered in rates.

Deferred taxes increased $7.8 million for the twelve months ended December 31, 2008 compared to the twelve months ended December 31, 2007, primarily due to bonus tax depreciation as a result of the Economic Stimulus Act of 2008.

Working capital accounts resulted in $37.6 million in cash used by operating activities for the twelve months ended December 31, 2008, compared to $8.5 million in cash used by operating activities during the same period in the prior year. Contributing to this change is a higher restricted cash balance as a result of additional margin calls associated with MGE Energy's financial and hedging instruments and a higher balance of stored natural gas.

During the twelve months ended December 31, 2007, MGE Energy received $2.5 million in cash proceeds as a result of a Congestion Cost and Line Loss Allocation Services Agreement. In 2007, MGE, along with several other load serving entities in Wisconsin and Upper Michigan, signed a five year agreement in which the parties agreed to aggregate and equitably allocate specified costs that have not been perfectly allocated by the MISO Day 2 electricity market. Amounts collected in 2007 related to this agreement were returned to customers in 2008.

During the twelve months ended December 31, 2008 and 2007, MGE Energy made $7.7 million and $6.3 million, respectively, in discretionary contributions to the pension and other postretirement plans. See Footnote 13 for further discussion of MGE Energy's Pension and Other Postretirement Benefits.

During the twelve months ended December 31, 2008, MGE Energy's other noncurrent items, net contributed to $6.0 million of operating inflows compared to $1.8 million of operating outflows for the twelve months ended December 31, 2007. Factors contributing to this change include regulatory assets for the conservation costs, debt related costs and Elm Road related costs, which are recovered through rates.

*2007 vs. 2006*

Cash provided by operating activities decreased $24.5 million for the twelve months ended December 31, 2007, when compared to the same period in the prior year. This decrease was primarily attributable to increases in accounts receivable and unbilled revenues. MGE Energy's working capital accounts contributed to $8.5 million in cash used for operating activities for the twelve months ended December 31, 2007, compared to $8.7 million in cash provided by operating activities during the same period in the prior year.

During the twelve months ended December 31, 2007 and 2006, MGE Energy made $6.3 million and $5.8 million, respectively, in discretionary contributions to the pension and other postretirement benefit plans.

MGE Energy recorded $1.9 million in AFUDC-equity funds for the twelve months ended December 31, 2007, compared to $0.6 million for the same period in the prior year. This increase was primarily attributable to the construction of the Top of Iowa III wind generation project.

During the twelve months ended December 31, 2007, MGE Energy recorded a $3.1 million provision for doubtful accounts. This represents a $0.2 million decrease from the amount recorded during the same period in the prior year. The provision during 2006 was higher due to the atypically high fuel costs experienced in the latter portion of 2005 and the effects these costs had on the composition of the aging.

During the twelve months ended December 31, 2007, MGE Energy also recorded a $0.8 million gain on the sale of equity investments.

During the twelve months ended December 31, 2007, more working capital was used to support higher receivables and unbilled revenues, partially offset by an increase in payables and a decrease in inventories. In addition, there was a decrease in short term liabilities reflecting, in part, the payment of a $2.3 million refund to customers on April 24, 2007. That refund was the result of the interim fuel credit and subject to refund provision instituted by the PSCW in 2006. This payment had no impact on net income for the twelve months ended December 31, 2007. Included in the December 31, 2006, operating cash flows was the collection of the $2.4 million of the retainage receivable from the State under the EPC agreement related to the construction of WCCF. Cash outflows related to other noncurrent items, net were $1.8 million for the twelve months ended December 31, 2007, compared to cash inflows of $4.4 million in the twelve months ended December 31, 2006.

During the twelve months ended December 31, 2007, MGE Energy received $2.5 million in cash proceeds as a result of a Congestion Cost and Line Loss Allocation Services Agreement. In 2007, MGE, along with several other load serving entities in Wisconsin and Upper Michigan, signed a five year agreement in which the parties agreed to aggregate and equitably allocate specified costs that have not been perfectly allocated by the MISO Day 2 electricity market. Amounts collected in 2007 related to this agreement were returned to customers in 2008.

For the twelve months ended December 31, 2007, MGE Energy recorded $6.0 million in equity earnings from ATC and received $4.4 million in cash dividends from ATC. For the same period in the prior year, MGE Energy recorded $5.3 million in equity earnings from ATC and received $4.0 million in cash dividends from ATC.

*MGE*

*2008 vs. 2007*

Cash provided by operating activities for the twelve months ended December 31, 2008, was $74.3 million, a decrease of $4.2 million when compared to the same period in the prior year primarily as a result of changes in working capital.

MGE's net income increased $0.5 million for the twelve months ended December 31, 2008, when compared to the same period in the prior year.

Depreciation for the twelve months ended December 31, 2008, was $39.3 million compared to $32.2 million in the same period in the prior year. This increase is primarily attributable to higher levels of assets, including the Top of Iowa III wind-powered electric generating facility which was placed in service in the first quarter of 2008 as well as accelerated depreciation of certain Blount assets. For additional information on the Blount accelerated depreciation, see Footnote 19. Depreciation expense associated with Top of Iowa III and the Blount accelerated depreciation is being recovered in rates.

Deferred taxes increased $7.7 million for the twelve months ended December 31, 2008 compared to the twelve months ended December 31, 2007, primarily due to bonus tax depreciation as a result of the Economic Stimulus Act of 2008.

Working capital accounts resulted in $39.2 million in cash used by operating activities for the twelve months ended December 31, 2008, compared to $7.6 million in cash used by operating activities during the same period in the prior year. Contributing to this change is a higher restricted cash balance as a result of additional margin calls associated with MGE's financial and hedging instruments and a higher balance of stored natural gas.

During the twelve months ended December 31, 2007, MGE received $2.5 million in cash proceeds as a result of a Congestion Cost and Line Loss Allocation Services Agreement. In 2007, MGE, along with several other load serving entities in Wisconsin and Upper Michigan, signed a five year agreement in which the parties agreed to aggregate and equitably allocate specified costs that have not been perfectly allocated by the MISO Day 2 electricity market. Amounts collected in 2007 related to this agreement were returned to customers in 2008.

During the twelve months ended December 31, 2008 and 2007, MGE made $7.7 million and $6.3 million, respectively in discretionary contributions to the pension and other postretirement plans. See Footnote 13 for further discussion of MGE's Pension and Other Postretirement Benefits.

During the twelve months ended December 31, 2008, MGE's other noncurrent items, net contributed to $6.0 million of operating inflows compared to $2.0 million of operating outflows for the twelve months ended December 31, 2007. Factors contributing to this change include regulatory assets for the conservation costs, debt related costs and Elm Road related costs.

*2007 vs. 2006*

Cash provided by operating activities decreased $18.7 million for the twelve months ended December 31, 2007, when compared to the same period in the prior year. This decrease was primarily attributable to increases in accounts receivable and unbilled revenues. MGE's working capital accounts contributed $7.6 million in cash used for operating activities for the twelve months ended December 31, 2007, compared to $5.5 million in cash provided by operating activities during the same period in the prior year.

During the twelve months ended December 31, 2007 and 2006, MGE made $6.3 million and $5.8 million, respectively, in discretionary contributions to the pension and other postretirement benefit plans.

MGE recorded $1.9 million in AFUDC-equity funds for the twelve months ended December 31, 2007, compared to $0.6 million for the same period in the prior year. This increase is primarily attributable to the construction of the Top of Iowa III wind generation project.

During the twelve months ended December 31, 2007, MGE recorded a $3.1 million provision for doubtful accounts. This represents a $0.2 million decrease from the amount recorded during the same period in the prior year. The provision during 2006 was higher due to the atypically high fuel costs experienced in the latter portion of 2005 and the effects these costs had on the composition of the aging.

During the twelve months ended December 31, 2007, MGE also recorded a $0.8 million gain on the sale of equity investments.

MGE's working capital accounts contributed to $7.6 million in cash used for operating activities for the twelve months ended December 31, 2007, compared to $5.5 million in cash provided by operating activities during the same period in the prior year. During the twelve months ended December 31, 2007, more working capital was used to support higher receivable and unbilled revenues balances, partially offset by an increase in payables and a decrease in inventories. In addition, there was a decrease in short term liabilities reflecting, in part, the payment of a $2.3 million refund to customers on April 24, 2007. That refund was the result of the interim fuel credit and subject to refund provision instituted by the PSCW in 2006. This payment had no impact on net income for the twelve months ended December 31, 2007. Cash outflows related to other noncurrent items, net were $2.0 million for the twelve months ended December 31, 2007, compared to cash inflows of $4.4 million in the twelve months ended December 31, 2006.

During the twelve months ended December 31, 2007, MGE received $2.5 million in cash proceeds as a result of a Congestion Cost and Line Loss Allocation Services Agreement. In 2007, MGE, along with several other load serving entities in Wisconsin and Upper Michigan, signed a five year agreement in which the parties agreed to aggregate and equitably allocate specified costs that have not been perfectly allocated by the MISO Day 2 electricity market. Amounts collected in 2007 related to this agreement were returned to customers in 2008.

For the twelve months ended December 31, 2007, MGE recorded $6.0 million in equity earnings from ATC and received $4.4 million cash dividends from ATC. For the same period in the prior year, MGE recorded $5.3 million in equity earnings from ATC and received $4.0 million in cash dividends from ATC.

Minority interest, net of tax was $10.7 million for the twelve months ended December 31, 2007, compared to $9.6 million for the same period in the prior year. This increase primarily relates to an increase in carrying cost revenue recorded by MGE Power Elm Road.

**Capital Requirements and Investing Activities**

***MGE Energy***

*2008 vs. 2007*

MGE Energy's cash used for investing activities decreased $30.5 million for the twelve months ended December 31, 2008, when compared to the same period in the prior year.

Capital expenditures for the twelve months ended December 31, 2008, were $105.8 million. This amount represents a $30.5 million decrease from the expenditures made in the same period in the prior year. This decrease is related to decreased construction activity for the Top of Iowa III wind generation project of $28.5 million and a decrease of $3.1 million for capital expenditures related to Elm Road. These decreases were partially offset by increased construction activity in other utility capital expenditures of $1.2 million.

During the twelve months ended December 31, 2008, MGE Energy made a cash capital contribution of $3.4 million to ATC. During the twelve months ended December 31, 2007, MGE Energy did not make any cash capital contributions to ATC. However, during the twelve months ended December 31, 2007, MGE (through MGE Transco) transferred $1.4 million in certain transmission assets to ATC. In exchange for this transfer, MGE Transco received $0.7 million in cash proceeds and $0.7 million in an additional investment in ATC.

During the twelve months ended December 31, 2008, proceeds from the sale of property were $0.3 million. These proceeds primarily relate to the sale of nonutility property.

During the twelve months ended December 31, 2008, MGE Energy received $3.6 million in cash proceeds from the sale of equity investments compared to $0.9 million received during the twelve months ended December 31, 2007.

*2007 vs. 2006*

In 2007, MGE Energy's cash used for investing activities increased $40.4 million. Capital expenditures for the year ended December 31, 2007, were $136.3 million. This amount represents a $43.7 million increase in capital expenditures from those made in the prior year. This increase was related to the construction activity for the Elm Road project ($23.3 million) and the Top of Iowa III wind project ($25.8 million). These increases were partially offset by a $1.6 million decrease in capital expenditures related to WCCF and a $3.8 million decrease in other MGE utility plant additions.

During 2007, MGE Energy made $0.3 million in capital contributions to miscellaneous investments. MGE Energy did not make any cash capital contributions to ATC. However, MGE (through MGE Transco) transferred $1.4 million in certain transmission assets to ATC in 2007. In exchange for this transfer, MGE Transco received $0.7 million in cash proceeds and $0.7 million in an additional investment in ATC. During the year ended December 31, 2006, MGE Energy made $2.0 million in capital contributions to ATC and other equity investments.

In 2007 and 2006 in connection with the Elm Road project, MGE Power Elm Road advanced $0.1 million and $0.8 million in funds to the WEPCO, who in turn provided these funds to ATC, respectively. These funds will be used by ATC for transmission system upgrades related to the Elm Road project. The majority of these funds are expected to be repaid when the first unit at Elm Road achieves commercial operation.

During the year ended December 31, 2007, MGE Energy's cash provided by other cash investing activities was $0.2 million compared to $0.9 million in the prior year.

During the twelve months ended December 31, 2007, MGE Energy received $0.9 million in cash proceeds from the sale of equity investments.

***MGE***

*2008 vs. 2007*

MGE's cash used for investing activities decreased $27.3 million for the twelve months ended December 31, 2008, when compared to the same period in the prior year.

Capital expenditures for the twelve months ended December 31, 2008, were $105.8 million. This amount represents a $30.5 million decrease from the expenditures made in the same period in the prior year. This decrease is related to decreased construction activity for the Top of Iowa III wind generation project of $28.5 million and a decrease of $3.1 million for capital expenditures related to Elm Road. These decreases were partially offset by increased construction activity for other utility capital expenditures of $1.2 million.

During the twelve months ended December 31, 2008, MGE (through MGE Transco) made a cash capital contribution of $3.4 million to ATC. During the twelve months ended December 31, 2007, MGE did not make any cash capital contributions to ATC. However, during the twelve months ended December 31, 2007, MGE (through MGE Transco) transferred $1.4 million in certain transmission assets to ATC. In exchange for this transfer, MGE Transco received $0.7 million in cash proceeds and $0.7 million in an additional investment in ATC.

During the twelve months ended December 31, 2008, proceeds from the sale of property were $0.3 million. These proceeds primarily relate to the sale of nonutility property.

*2007 vs. 2006*

In 2007, MGE's cash used for investing activities increased $39.8 million. Capital expenditures for the year ended December 31, 2007, were $136.3 million. This amount represents a $43.7 million increase in capital expenditures from those made in the prior year. This increase was related to the construction activity for the Elm Road project ($23.3 million) and the Top of Iowa III wind project ($25.8 million). These increases were partially offset by a $1.6 million decrease in capital expenditures related to WCCF and a $3.8 million decrease in other MGE utility plant additions.

During 2007, MGE made $0.1 million in capital contributions to miscellaneous investments. MGE did not make any cash capital contributions to ATC. However, MGE (through MGE Transco) transferred $1.4 million in certain transmission assets to ATC in 2007. In exchange for this transfer, MGE Transco received $0.7 million in cash proceeds and $0.7 million in an additional investment in ATC. During the year ended December 31, 2006, MGE made $1.9 million in capital contributions to ATC and other equity investments.

In 2007 and 2006 in connection with the Elm Road project, MGE Power Elm Road advanced $0.1 million and $0.8 million in funds to the WEPCO, who in turn provided these funds to ATC, respectively. These funds will be used by ATC for transmission system upgrades related to the Elm Road project. The majority of these funds are expected to be repaid when the first unit at Elm Road achieves commercial operation.

During the year ended December 31, 2007, MGE's cash provided by other cash investing activities was $0.7 million compared to $0.9 million in the prior year.

During the twelve months ended December 31, 2007, MGE received $0.9 million in cash proceeds from the sale of equity investments.

*Capital expenditures*

The following table shows MGE Energy's budgeted capital expenditures for 2009 and actual capital expenditures for both 2008 and 2007:

| *(In thousands)*<br>For the years ended December 31, | 2009<br>(Budget) | 2008<br>(Actual) | 2007<br>(Actual) |
|---|---|---|---|
| Electric | $42,586 | $47,033 | $70,687 |
| Gas | 18,414 | 8,441 | 12,091 |
| Utility plant total | 61,000 | 55,474 | 82,778 |
| Nonregulated | 22,834 | 50,303 | 53,480 |
| MGE Energy total | $83,834 | $105,777 | $136,258 |

As of December 31, 2008, MGE Energy had a working capital deficit (current liabilities exceeded current assets). This deficit is in part due to MGE Energy funding the majority of its capital commitments for the Elm Road project with short-term debt. MGE Energy intends to fund future capital commitments for the Elm Road project with funds generated from normal operations, through the issuance of equity, the issuance of long-term debt, and short-term debt. MGE Energy's and MGE's liquidity is primarily affected by their construction requirements. MGE Energy's major 2008 capital projects include Elm Road and the Top of Iowa III wind project. During 2008, $49.9 million in capital expenditures were incurred for the construction of Elm Road. Included in this amount is $4.8 million of interest capitalized in accordance with the provisions set forth in SFAS No. 34. During 2008, MGE expended $7.9 million on capital additions for the construction of the Top of Iowa III wind project and recorded an additional $0.6 million in AFUDC.

As of December 31, 2008, MGE Power Elm Road's remaining capital commitments for the Elm Road project are estimated to be $27.2 million. Included in this amount is $1.7 million, which has been accrued and recorded as construction work in progress at December 31, 2008. Based on current forecasts, capital expenditures for this project are expected to be $22.3 million in 2009, $4.8 million in 2010, and $0.1 million in 2011. These amounts may change as a result of modifications to the project cost estimate or timing differences. See Footnote 21a for additional information regarding a claim for additional costs filed by the Elm Road project contractor.

MGE Energy used funds received as dividend payments from MGE Power West Campus as well as short and long-term external financing to meet its 2008 capital requirements and cash obligations, including dividend payments. External financing included short-term financing under existing lines of credit and proceeds from equity issued under the Stock Plan.

**Financing Activities**

***MGE Energy***

*2008 vs. 2007*

Cash provided by MGE Energy's financing activities was $29.9 million for the twelve months ended December 31, 2008, compared to $59.0 million for the twelve months ended December 31, 2007. MGE Energy's major capital expenditures (Top of Iowa III wind project and Elm Road project) were primarily funded with short-term debt, the issuance of common stock and additional long-term debt.

MGE Energy received $31.0 million and $32.8 million in cash proceeds as the result of stock issued during the twelve months ended December 31, 2008 and 2007, respectively.

For the twelve months ended December 31, 2008, dividends paid were $31.8 million compared to $30.3 million for same period in the prior year. This increase was a result of a higher dividend per share ($1.43 vs. $1.41) and an increase in the number of shares outstanding.

MGE Energy repaid $30.0 million of long-term debt in the twelve months ended December 31, 2008, compared to $15.0 million in the twelve months ended December 31, 2007. MGE Energy issued $40.0 million of long-term debt in the twelve months ended December 31, 2008, compared to $25.0 million in the twelve months ended December, 2007.

For the twelve months ended December 31, 2008, net short-term debt borrowings were $21.0 million compared to $46.5 million for the same period in the prior year.

*2007 vs. 2006*

Cash provided by MGE Energy's financing activities was $59.0 million for 2007, compared to cash used for financing activities of $6.9 million for 2006. For the year ended December 31, 2007, net short term debt borrowings were $46.5 million compared to net short term debt repayments of $25.5 million for the same period in the prior year. During the year ended December 31, 2007, MGE Energy's major capital expenditures (Top of Iowa III wind project and Elm Road project) were primarily funded with short-term debt, the issuance of common stock and additional long-term debt.

MGE Energy received $32.8 million and $17.1 million in cash proceeds as the result of stock issued during the twelve months ended December 31, 2007 and 2006, respectively. This increase was attributable to stock issued under the Stock Plan and stock issued pursuant under the Distribution Agreement.

Cash dividends paid on common stock during the year ended December 31, 2007, were $30.3 million compared to $28.5 million for the same period in the prior year. This increase was a result of a higher dividend per share ($1.41 vs. $1.39) and an increase in the number of shares outstanding.

During the twelve months ended December 31, 2007, MGE Energy repaid $15.0 million of its 7.49% medium-term notes which came due September 20, 2007, and issued $25.0 million in 6.247% medium-term notes due September 15, 2037.

***MGE***

*2008 vs. 2007*

During the twelve months ended December 31, 2008, cash provided by MGE's financing activities was $32.0 million compared to of $56.2 million in the same period in the prior year.

No cash dividends were paid from MGE to MGE Energy for the twelve months ended December 31, 2008. For the twelve months ended December 31, 2007, cash dividends made from MGE to MGE Energy were $15.6 million.

MGE repaid $30.0 million of long-term debt in the twelve months ended December 31, 2008, compared to $15.0 million in the twelve months ended December 31, 2007.

MGE issued $40.0 million of long-term debt in the twelve months ended December 31, 2008, compared to $25.0 million in the twelve months ended December 31, 2007.

For the twelve months ended December 31, 2008, net short-term debt repayments were $10.0 million compared to net short-term issuance of $31.5 million for the same period in the prior year.

*2007 vs. 2006*

During 2007, cash provided by MGE's financing activities was $56.2 million compared to cash used for financing activities of $2.4 million in 2006. During 2007, MGE had net short term borrowings of $31.5 million compared to net short term debt repayments of $36.5 million for the same period in the prior year. During the year ended December 31, 2007, MGE's major capital expenditures (Top of Iowa III wind project and Elm Road project) were primarily funded with short-term debt, equity contributions from MGE Energy and additional long-term debt.

During 2007, equity and affiliate financing received from MGE Energy by MGE Power West Campus and MGE Power Elm Road was $43.4 million compared to $27.3 million for the same period in the prior year. These equity contributions received by the aforementioned subsidiaries from MGE Energy are included in minority interest on the MGE consolidated balance sheet.

For the year ended December 31, 2007, cash dividends made by MGE, MGE Transco, and MGE Power West Campus were $28.7 million compared to $23.1 million for the same period in the prior year.

During the twelve months ended December 31, 2007, MGE repaid $15.0 million of its 7.49% medium-term notes which came due September 20, 2007 and issued $25.0 million in 6.247% medium-term notes due September 15, 2037.

**Dividend Restrictions**

Dividend payments by MGE to MGE Energy are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's first mortgage bonds. The PSCW order limits the amount of dividends that MGE may pay MGE Energy when its common equity ratio, calculated in the manner used in the rate proceeding, is less than 55%. Under those circumstances, MGE may not pay dividends in excess of $26.8 million and $26.1 million for 2008 and 2007, respectively, plus dividends on shares issued in excess of the shares issued in the rate proceeding forecast if the proceeds are invested in MGE. MGE's 13-month rolling average common equity ratio at December 31, 2008 and 2007, is estimated to be 50.4% and 53.1%, respectively, as determined under the calculation used in the rate proceeding. While MGE was not restricted from paying cash dividends in 2008, in order to build additional common stock equity in MGE, no cash dividends were paid to MGE Energy. MGE paid cash dividends of $15.6 million to MGE Energy in 2007. The rate proceeding calculation includes as indebtedness imputed amounts for MGE's outstanding purchase power capacity payments and other PSCW adjustments, but does not include the indebtedness associated with MGE Power West Campus, which is consolidated in accordance with FIN 46(R) into MGE's financial statements.

MGE has covenanted with the holders of its first mortgage bonds not to declare or pay any dividend or make any other distribution on or purchase any shares of its common stock unless, after giving effect thereto, the aggregate amount of all such dividends and distributions and all amounts applied to such purchases, after December 31, 1945, shall not exceed the earned surplus (retained earnings) accumulated subsequent to December 31, 1945. As of December 31, 2008, approximately $218.7 million was available for the payment of dividends under this covenant.

***Credit Facilities***

At December 31, 2008, MGE Energy and MGE had the following aggregate bank commitments and available capacity under the credit agreements and the indicated amounts of outstanding commercial paper:

| Borrower | Aggregate Bank Commitments *(in millions)* | Outstanding Commercial Paper | Outstanding Lines of Credit | Available Capacity under Revolving Credit Agreements |
|---|---|---|---|---|
| MGE Energy | $80.0 (1, 2) | $ - | $73.5 | $ 6.5 |
| | $20.0 (3) | $ - | $ - | $20.0 |
| | $20.0 (4) | $ - | $ - | $20.0 |
| MGE | $55.0 (1, 2) | $51.0 | $ - | $ 4.0 |
| | $20.0 (5) | $ - | $ - | $20.0 |

(1) *Expires December 21, 2010.*
(2) *Borrowings bear interest based on either prime or LIBOR plus, in the case of the LIBOR-based rate, an adder, not to exceed 0.750%, based on the senior unsecured credit rating of MGE.*
(3) *Expires August 28, 2009. Borrowings bear interest based on either prime or a LIBOR-based rate plus, in the case of the LIBOR-based rate, an adder, not to exceed 1.0% per annum, based on the senior unsecured credit rating of MGE.*
(4) *Expires September 30, 2009. Borrowings bear interest based on either (1) a "floating rate," calculated on a daily basis as the highest of a prime rate, a Federal Funds effective rate plus 1/2% per annum, or a Eurodollar Rate for a one month interest plus 1.0% or (2) a "Eurodollar Rate," calculated as provided in the agreement for the selected interest period, plus 1.0%.*
(5) *Expires March 31, 2009. Borrowings bear interest based on either prime or a LIBOR-based rate plus, in the case of the LIBOR-based rate, 0.4%.*

The agreements require the borrower to maintain a ratio of consolidated debt to consolidated total capitalization not to exceed a maximum of 65%. The ratio calculation excludes assets, liabilities, revenues and expenses included in MGE's financial statements as a result of the application of FIN 46(R). At December 31, 2008, the ratio of consolidated debt to consolidated total capitalization for each of MGE Energy and MGE were 45.3% and 42.2%, respectively. See Footnote 10, for additional information regarding the credit facilities.

***Capitalization and Credit Ratings***

MGE Energy's capitalization ratios were as follows:

| | MGE Energy | |
|---|---|---|
| | 2008 | 2007 |
| Common shareholders' equity ..... | 54.7% | 53.9% |
| Long-term debt* .......................... | 31.1% | 33.1% |
| Short-term debt .......................... | 14.2% | 13.0% |

**Includes the current portion of long-term debt*

Below is a table of MGE's current credit ratings. MGE Energy is not rated because it has not issued any debt securities.

| | Standard & Poor's | Moody's |
|---|---|---|
| First Mortgage Bonds .. | AA- | Aa2 |
| Unsecured debt ............ | AA- | Aa3 |
| Commercial paper ........ | A1+ | P1 |

A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. MGE's access to the capital markets, including the commercial paper market, and its financing costs in those markets are dependent on its securities' ratings. None of MGE's borrowing is subject to default or prepayment due to downgrading of securities' ratings, although such a down grading could increase fees and interest charges under MGE's and MGE Energy's credit facilities.

**Recent Developments in the Capital and Credit Markets**

The recent uncertainty in the capital and credit markets has adversely affected the United States and global economies. These events have the potential to create additional risks for businesses, including MGE Energy and MGE, during 2009. MGE Energy and MGE have performed additional analyses to determine the potential impact, if any, of recent market conditions on its financial statements. These analyses and assessments include counterparty creditworthiness, value of our investments, access to liquidity in the capital and credit markets, and exposure to operational risk.

*Operational*
MGE Energy's and MGE's operations are affected by local, national and worldwide economic conditions. The consequences of a prolonged recession may include a lower level of economic activity, uncertainty regarding energy prices and the capital and commodity markets, and increased credit risk. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Increased credit risk reflects the risk that our retail customers will not pay their bills in a timely manner or at all, which may lead to a reduction in liquidity and an eventual increase in bad debt expense.

*Liquidity*
Long-term instability in the financial markets, as a result of recession or otherwise, also may affect the cost of capital and our ability to raise capital. MGE Energy and MGE believe they have sufficient liquidity despite the disruption of capital and credit markets. MGE Energy and MGE do not anticipate a need for further long-term financing until the third quarter of 2009.

*Counterparty creditworthiness*
Credit risk also includes the risk that trading counterparties that owe us money or product will breach their obligations. MGE's risk management policy is to limit transactions to a group of high quality counterparties. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

*Pension*
MGE sponsors defined benefit pension plans and postretirement benefits plans for our employees. The oversight on the investments held in the plans is substantial, and we followed established investment policies and practices. Nonetheless, the broad market declines have affected the value of our employee benefit plans trusts' assets, which declined in value by approximately 27.5% during the twelve months ended December 31, 2008. Substantial changes in the value of trust fund assets, such as those experienced, are expected to affect the level of required contributions to these trusts to meet benefit obligations. Changes in the value of plan assets did not have an impact on the income statement for 2008; however, reduced benefit plan assets are expected to result in increased benefit costs in future years and may increase the amount and accelerate the timing of required future funding contributions.

*Insurance*
MGE Energy has reviewed its exposure to insurance risk and has concluded that there are no material changes related to the cost or availability of liability, property and other forms of insurance. Management continues to monitor closely events and the ratings for insurance companies associated with insurance programs.

**Contractual Obligations and Commercial Commitments for MGE Energy and MGE**

MGE Energy's and MGE's contractual obligations as of December 31, 2008, representing cash obligations that are considered to be firm commitments, are as follows:

| *(In thousands)* | | Payment due within: | | | Due after |
|---|---|---|---|---|---|
| | Total | 1 Year | 2-3 Years | 4-5 Years | 5 Years |
| **MGE Energy** | | | | | |
| Long-term debt (a) | $273,500 | $ - | $ - | $34,647 | $238,853 |
| Short-term debt (b) | 124,500 | 124,500 | - | - | - |
| Interest expense (c) | 264,895 | 15,870 | 31,741 | 30,012 | 187,272 |
| Operating leases (d) | 20,439 | 2,446 | 3,951 | 3,007 | 11,035 |
| Purchase obligations (e) | 535,060 | 100,796 | 127,640 | 84,188 | 222,436 |
| Other obligations (f) | 6,539 | 3,099 | 751 | 513 | 2,176 |
| Purchase obligations-Elm Road (g) | 27,182 | 22,327 | 4,855 | - | - |
| Purchase obligations - Environmental (i) | 1,246 | 1,246 | - | - | - |
| Total MGE Energy contractual obligations | $1,253,361 | $270,284 | $168,938 | $152,367 | $661,772 |
| **MGE** | | | | | |
| Long-term debt (a) | $273,500 | $ - | $ - | $34,647 | $238,853 |
| Short-term debt (h) | 51,000 | 51,000 | - | - | - |
| Interest expense (c) | 264,895 | 15,870 | 31,741 | 30,012 | 187,272 |
| Operating leases (d) | 20,439 | 2,446 | 3,951 | 3,007 | 11,035 |
| Purchase obligations (e) | 535,060 | 100,796 | 127,640 | 84,188 | 222,436 |
| Other obligations (f) | 5,328 | 1,888 | 751 | 513 | 2,176 |
| Purchase obligations-Elm Road (g) | 27,182 | 22,327 | 4,855 | - | - |
| Purchase obligations - Environmental (i) | 1,246 | 1,246 | - | - | - |
| Total MGE contractual obligations | $1,178,650 | $195,573 | $168,938 | $152,367 | $661,772 |

For additional information about:

(a) Long-term debt consisting of secured first mortgage bonds, unsecured medium-term notes, Industrial Development Revenue Bonds issued by MGE, and private placement debt issued by MGE and MGE Power West Campus. See Footnote 9 of the Notes to Consolidated Financial Statements.

(b) Short-term debt consisting of commercial paper for MGE and borrowings under MGE Energy lines of credit, see Footnote 10 of the Notes to Consolidated Financial Statements.

(c) Amount represents interest expense on long-term facilities. See Footnote 9 of the Notes to Consolidated Financial Statements for further discussion of the long term debt outstanding at December 31, 2008.

(d) Operating leases. See Footnote 18 of the Notes to Consolidated Financial Statements.

(e) Purchase obligations for MGE consist primarily of the purchase of electricity and natural gas, electric transmission, natural gas storage capacity, natural gas pipeline transportation, and the purchase and transport of coal. See Footnote 18 of the Notes to Consolidated Financial Statements for additional discussion.

(f) Other obligations are primarily related to investment commitments, easements, and charitable donations. Also included is the liability related to FIN 48. For additional information on the unrecognized tax benefit, see Footnote 12 of the Notes to Consolidated Financial Statements.

(g) Purchase obligations for MGE and MGE Energy related to contracts for equipment and services related to the construction of Elm Road. See Footnotes 18 and 21 of the Notes to Consolidated Financial Statements.

(h) Short-term debt consisting of commercial paper. See Footnote 10 of the Notes to Consolidated Financial Statements.

(i) Contractual commitments for certain services and capital at the jointly owned Columbia plant that will be acquired to ensure compliance with certain environmental initiatives. Also included is a commitment related to greenhouse gas reduction efforts as a result of a settlement agreement with Clean Wisconsin, Inc. and Sierra Club over the ERGS WPDES permit.

The above amounts do not include any contributions for MGE's pension and postretirement plans. In January 2009, a $6.0 million discretionary contribution was made to the pension plans in order to fund the plans to an 80% funding target level as of January 1, 2009 under the Employee Retirement Income Security Act (ERISA) and the Pension Protection Act of 2006. Subsequent required contributions to the plans for 2009 through 2013 are expected to be between $9.0 million to $11.0 million each year. The required contributions for years after 2013 are currently not yet estimated. MGE has adopted the asset smoothing as permitted in accordance with the Pension Protection Act of 2006, including modifications made by WRERA. Due to uncertainties in the future economic performance of plan assets, discount rates, and other key assumptions, required estimated contributions are subject to change. MGE may also elect to make additional discretionary contributions.

The above amounts, also, do not include future voluntary capital calls to ATC. On January 30, 2009, MGE Transco made a voluntary $0.9 million capital contribution to ATC. The amount and timing of future voluntary capital calls is uncertain and primarily dependent on the operations and expansion of ATC.

MGE Energy's and MGE's commercial commitments as of December 31, 2008, representing commitments triggered by future events and including financing arrangements to secure obligations of MGE Energy and MGE, and guarantees by MGE, are as follows:

| | | Expiration within: | | | Due after |
|---|---|---|---|---|---|
| *(In thousands)* | Total | 1 Year | 2-3 Years | 4-5 Years | 5 Years |
| **MGE Energy** | | | | | |
| Available lines of credit (a) ..... | $195,000 | $60,000 | $135,000 | $- | $- |
| Guarantees (b)......................... | 3,849 | 648 | 1,478 | 769 | 954 |
| **MGE** | | | | | |
| Available lines of credit (c) ..... | $75,000 | $20,000 | $55,000 | $- | $- |
| Guarantees (b)......................... | 3,849 | 648 | 1,478 | 769 | 954 |

For additional information about:

(a) Amount includes those facilities discussed in (c) plus three additional line of credits. MGE Energy has available at any time an $80.0 million committed revolving credit agreement, expiring in December 2010, a $20.0 million revolving credit facility, expiring at the end of August 2009, and another $20.0 million revolving credit facility, expiring at the end of September 2009. At December 31, 2008, MGE Energy had borrowed $73.5 million under these credit facilities. Accordingly, MGE Energy's available credit under these credit facilities were $46.5 million at December 31, 2008.

(b) MGE has guaranteed repayment of certain receivables it sold to a financial institution under a chattel paper agreement. See Footnote 18 of the Notes to Consolidated Financial Statements.

(c) Amounts include a five-year, $55.0 million committed revolving credit agreement expiring in December 2010, and an additional $20.0 million line of credit that matures on March 31, 2009. Each credit facility is used to support commercial paper issuances. At December 31, 2008, there were no borrowings under either credit facility. At December 31, 2008, there was $51.0 million of commercial paper outstanding.

**Restructuring Activities**

In January 2006, MGE announced a plan, subject to certain conditions, that includes discontinuing coal use at the end of 2011 at Blount. The plant will continue to run on natural gas but will be reduced from its current approximate 190 MW capacity to 100 MW when coal burning is discontinued. MGE has determined that certain employee positions will be eliminated in 2011 as a result of this exit plan.

MGE entered into severance agreements providing severance benefits to the employees affected by the exit plan. The benefits are expected to be paid as follows: $0.1 million in 2010 and $1.2 million in 2011. MGE will recover in rates the costs associated with the discontinuance of coal at Blount.

## *Critical Accounting Policies - MGE Energy and MGE*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to unbilled revenues, pension obligations, income taxes, derivatives, and regulatory assets and liabilities. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

**Unbilled Revenues**

Revenues from the sale of electricity and gas to customers are recorded when electricity/gas is delivered to those customers. The quantity of those sales is measured by customers' meters. Due to the large volume of those meters, it is impractical to read all of them at month end. Meters are read on a systematic basis throughout the month based on established meter-reading schedules. Consequently, at the end of any month, there exists a quantity of electricity and gas that has been delivered to customers but has not been captured by the meter readings. As a result, management must estimate revenue related to electricity and gas delivered to customers between their meter-read dates and the end of the period. These estimates include:

- The amount of electricity expected to be lost in the process of its transmission and distribution to customers (line loss) and the amount of electricity actually delivered to customers.

- The amount of gas expected to be lost in the process of its distribution to customers and the amount of gas actually delivered to customers.

- The mix of sales between customer rate classes, which is based upon historical utilization assumptions.

MGE monitors the reasonableness of the unbilled revenue estimate through the review of ratios such as unbilled electric consumption compared to billed electric sales. In the case of unbilled gas, the estimated unbilled consumption is compared to various other statistics, including percent of billed sales, change in unbilled month to month and change in unbilled compared to the prior year in order to confirm its reasonableness.

**Allowance for Doubtful Accounts**

MGE maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. It determines the allowance based on historical write-off experience, regional economic data, and review of the accounts receivable aging. The Company reviews its allowance for doubtful accounts monthly. To be more consistent with general utility practice, during the fourth quarter of 2008, MGE changed its policy of writing off certain accounts from six months to three months which resulted in a decrease to both accounts receivable and allowance for doubtful accounts of approximately $0.9 million. Although management believes that the allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

**Pension and Other Postretirement Benefit Plans**

MGE provides employees with certain retirement (pension) and postretirement (health care and life insurance) benefits. In order to measure the expense and obligations associated with these benefits, management must make a variety of estimates, including discount rates used to value certain liabilities, the expected return on plan assets set aside to fund these costs, the rate of compensation increase, employee turnover rates, retirement rates, health care trends, mortality rates, and other factors. These accounting estimates bear the risk of change due to the uncertainty attached to the estimate as well as the fact that these estimates are difficult to measure. Different estimates used by us could result in recognizing different amounts of expense over different periods of time.

We use third-party specialists to assist us in evaluating our assumptions as well as appropriately measure the costs and obligations associated with these retirement benefits. The discount rate and expected return on plan assets are based primarily on investment yields available and the historical performance of our plan assets. They are critical accounting estimates because they are subject to management's judgment and can materially affect net income.

- *Assumed return on assets.* This assumption represents the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested (or to be invested) to provide for the benefits included in the projected benefit obligation. For 2008, MGE used an assumed return on assets of 9.0% for pension and 7.85% for other postretirement benefits. One of the approaches MGE used in determining its assumed return on assets is based on historical returns. As of December 31, 2008, the ten-year historical annualized return was 4.81%. Holding other assumptions constant, for every 1% reduction in the expected rate of return on plan assets, annual pension and other postretirement cost would increase by approximately $1.5 million, before taxes.

- *Discount rate.* The discount rate represents the rate at which pension obligations could effectively be settled on a present-value basis. MGE uses high-grade bond yields as a benchmark for determining the appropriate discount rate.

- *Medical trend assumptions.* The health care cost trend rate is the assumed rate of increase in per-capita health care charges.

See Footnote 13 for additional discussion of these plans.

**Income Tax Provision**

MGE Energy's and MGE's income tax provisions, including both current and deferred components, are based on estimates, assumptions, calculations, and interpretation of tax statutes for the current and future years. Determination of current-year federal and state income tax will not be settled for years.

Management regularly makes assessments of tax return outcomes relative to financial statement tax provisions and adjusts the tax provisions in the period when facts become final.

Additionally, in determining our current income tax provision we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheets. When we maintain deferred tax assets, we assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not more likely than not, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. The interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in an income tax return. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its merits. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. MGE Energy and MGE adopted the provisions of FIN 48 on January 1, 2007.

**Accounting for Derivative Instruments**

MGE accounts for derivative financial instruments under SFAS No. 133, *Accounting for Derivatives and Hedging Activities*, and SFAS No. 149, *Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities*. Under the provisions of SFAS No. 133, all derivatives except those qualifying for the normal purchase normal sale exception are recognized on the balance sheet at their fair value. Fair value is determined using current quoted market prices, except for the ten-year PPA which is valued utilizing an internally-developed pricing model. This model includes observable and unobservable inputs.

MGE received approval from the PSCW to establish a regulatory asset or liability for the deferral of the effects of mark-to-market accounting as required by SFAS No. 133 on contracts related to MGE's regulated operations.

**Regulatory Assets/Liabilities**

Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator will allow future recovery of those costs through rates. MGE bases its assessment of recovery by precedents established by the regulatory body. Regulatory liabilities represent previous collections from customers that are expected to be refunded to customers in future periods. Regulatory assets and regulatory liabilities typically include deferral of energy costs, the normalization of income taxes, the deferral of certain operating expenses, and non-SFAS No. 143 removal cost. The accounting for these regulatory assets and liabilities is in accordance with the provisions of SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation.*

MGE continually assesses whether the regulatory assets and liabilities meet the criteria for probability of future recovery. This assessment considers factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction, and the status of any pending or potential deregulation legislation. If future recovery of costs becomes no longer probable, the assets and liabilities would be recognized as current-period revenues or expenses.

Amortization of regulatory assets and liabilities is provided over the recovery period as allowed in the related regulatory agreement.

**ARO**

MGE has adopted SFAS No. 143, *Accounting for Asset Retirement Obligations,* and FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* (FIN 47).

The ability to reasonably estimate an ARO was a matter of management judgment, based upon management's ability to estimate a settlement date or range of settlement dates and a method or potential method of settlement of its AROs. In determining whether our AROs could be reasonably estimated, management considered past practices, industry practices, management's intent, and the estimated economic life of the assets. The fair value of the AROs was then estimated using an expected present value technique. Changes in management's assumptions regarding settlement dates, settlement methods, or assigned probabilities could have a material effect on the liability recorded at December 31, 2008, as well as the regulatory asset recorded. The liabilities associated with AROs will be adjusted on an ongoing basis due to the passage of time and revisions to either the timing or the amount of the original estimates of undiscounted cash flows. These adjustments could have a significant impact on the Consolidated Balance Sheets. For more information regarding FAS 143/FIN 47, see Footnote 20 of the Notes to Consolidated Financial Statements.

**Inflation**

The current financial statements report operating results in terms of historical cost, but they do not evaluate the impact of inflation. Because utilities can depreciate only the original cost of utility plant, there may not be adequate cash flows from existing plant to replace this investment. Under PSCW rate treatment, projected operating costs, including the impacts of inflation, are recovered in revenues.

**Adoption of Accounting Principles and Recently Issued Accounting Pronouncements - MGE Energy and MGE**

**FAS 160 and FAS 141(R)**

In December 2007, the FASB issued FAS 160, *Non-Controlling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 and FAS 141(R), *Business Combinations.* These pronouncements will change the accounting and reporting for business acquisitions and noncontrolling interest in a subsidiary. In addition, FAS 160 will change the accounting and reporting for the deconsolidation of a subsidiary. FAS 160 and FAS 141(R) will be effective for MGE and MGE Energy as of January 1, 2009 and will affect the presentation of the minority interest on MGE's financial statements.

**FAS 161**

In March 2008, the FASB issued FAS 161, *Disclosures about Derivative Instruments and Hedging Activities.* The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption allowed. MGE and MGE Energy have elected not to early adopt this pronouncement. Therefore, FAS 161 will be effective for MGE and MGE Energy as of January 1, 2009 and will not have any material impact on MGE Energy and MGE.

**FSP FAS No. 157-2**

In February 2008, the FASB issued FSP FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. MGE Energy and MGE have elected to defer the adoption of the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities. The adoption of FSP FAS 157-2, effective January 1, 2009, will not have any material impact on MGE Energy and MGE.

**FSP FAS 140-4 and FIN 46(R)-8**

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 which amends FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is effective for the reporting period ending December 31, 2008, and did not have any material impact on MGE Energy and MGE.

**FSP FAS 132(R)-1**

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends FASB Statement No. 132 *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This amendment provides guidance on employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The adoption of FSP FAS 132 (R)-1 is effective for fiscal years ending after December 15, 2009. MGE Energy and MGE are currently assessing the impact this pronouncement will have on their financial statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MGE Energy and MGE are potentially exposed to market risk associated with interest rates, commodity prices, weather, and equity returns. MGE currently has no exposure to foreign currency risk. MGE manages some risk exposure through risk management policies and the use of derivative instruments. MGE's risk management policy prohibits speculative trading transactions.

**Weather Risk**

MGE's sales forecasts, used to establish rates, are set by the PSCW based upon estimated temperatures, which approximate 20-year historical averages. MGE's electric revenues are sensitive to the summer cooling season and, to some extent, to the winter heating season. A significant portion of MGE's gas system demand is driven by heating. MGE's gas margin (revenues less cost of gas sold) is collected under a combination of fixed and volumetric rates set by the PSCW based on "normal weather." As a result of weather-sensitive demand and volumetric rates, a portion of MGE's gas margin is at risk for warmer-than-normal weather. MGE may use weather derivatives, pursuant to its risk management program, to reduce the impact of weather volatility on its gas margin.

MGE may also be impacted by extreme weather conditions. Such conditions may damage critical operating assets or may negatively impact the price of commodity and other costs.

A summary of actual weather information in the utility segment's service territory during 2008, 2007, and 2006, as measured by degree days, may be found in Results of Operations.

Gas margin (regulated gas revenues less cost of gas sold) is not a measurement defined under GAAP. MGE Energy and MGE believe this measurement is useful in analyzing the gas utility segment. However, it may not be comparable to measurements of other companies. In addition, this measurement may not be more useful than the GAAP information regarding the gas utility segment provided elsewhere in this report.

**Commodity Price Risk**

MGE has commodity price risk exposure with respect to the price of natural gas, electricity, coal, emission credits, and oil. MGE employs established policies and procedures to reduce the market risks associated with changing commodity prices. MGE's commodity risks are somewhat mitigated by the current ratemaking process in place for recovering electric fuel cost, purchased energy costs, and the cost of natural gas. MGE's electric fuel costs are subject to fuel rules established by the PSCW. Under the electric fuel rules, MGE may be required to refund to customers if the fuel rules costs fall outside the lower end of the range and would be allowed to request a surcharge if the fuel rules costs exceeded the upper end of the range. The range is defined by the PSCW and has been modified throughout the years based on market conditions and other relevant factors. MGE is subject to a plus or minus 2% range. MGE's gas segment is governed by the purchased gas adjustment clause (PGA). Under the PGA, MGE is able to pass through to customers the cost of gas, subject to certain limited incentives. Under both the electric fuel rules and PGA clause, MGE may include in the cost of fuel (natural gas or power) the costs and benefits of fuel price risk management tools implemented under the risk management plan approved by the PSCW.

MGE also reduces price risk caused by market fluctuations via physical contracts and financial derivative contracts, including futures, swaps, options, forwards, and other contractual commitments. Under MGE's risk management plan, the maximum length of time over which cash flows related to energy commodities are currently being cash-flow hedged is primarily one year. MGE's energy contracts are accounted for under SFAS 133, *Accounting for Derivatives and Hedging Activities*. Many of the contracts qualify for the normal purchase and sales exemption to SFAS 133. Those that do not qualify for this exemption are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on whether a derivative is designated as, and is effective as, a hedge and depending on the type of hedge transaction.

If the derivative qualifies for regulatory deferral subject to the provisions of SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, the derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

At December 31, 2008, MGE has financial gas and electric commodity contracts to hedge commodity price risk in the gas and electric segments. These contracts are primarily comprised of exchange-traded option and future contracts to manage the cost of gas. MGE also holds FTRs which are used to hedge the risk of increased congestion charges. At December 31, 2008, the cost basis of these instruments exceeded their fair value by $10.0 million. Under the PGA clause and electric fuel rules, MGE may include in the costs of fuel (natural gas or power) the costs and benefits of the aforementioned fuel price risk management tools. Because these costs/benefits are recoverable, the related unrealized loss/gain has been deferred on the balance sheet as a regulatory asset/liability.

During 2008, MGE has also entered into futures and basis swaps to take advantage of physical and financial arbitrage opportunities between supply basins and pricing spreads between future months' gas supply. Until thresholds have been achieved, ratepayers receive 100% of the benefits or loss from these deals. If certain thresholds are achieved, MGE shareholders have the ability to receive 40% of the benefits or loss from these deals whereas ratepayers have the ability to receive 60% of the benefits or loss from these deals. At December 31, 2008, these positions were in an unrealized gain position of $0.1 million.

MGE's energy contracts are valued using readily available NYMEX pricing data.

**Interest Rate Risk**

Both MGE and MGE Energy have short term borrowings at varying interest rates. MGE issues commercial paper for its short-term borrowings, while MGE Energy draws from its current credit facility to meet its short term borrowing needs (see Footnote 10 of the Notes to Consolidated Financial Statements). Borrowing levels vary from period to period depending upon capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels. MGE Energy and MGE manage interest rate risk by limiting their variable rate exposure and continually monitoring the effects of market changes on interest rates. MGE is not exposed to changes in interest rates on a substantial portion of its long-term debt until that debt matures and is refinanced at market rates. Assuming the current level of variable rate borrowings and assuming a 1% change in the 2008 average interest rate under these borrowings, it is estimated that our 2008 interest expense and net income would have changed by $0.5 million for MGE and $1.2 million for MGE Energy.

**Equity Price Risk - Pension-Related Assets**

MGE currently funds its liabilities related to employee benefits through trust funds. These funds, which include investments in debt and equity securities, are managed by various investment managers. Changes in market value of these investments can have an impact on the future expenses related to these liabilities. Holding other assumptions constant, for every 1% reduction in the expected rate of return on plan assets, annual pension and other postretirement cost would increase by approximately $1.5 million, before taxes. MGE's risk of expense and annuity payments, as a result of changes in the market value of the trust funds, is mitigated in part through future rate actions by the PSCW.

**Regulatory Recovery Risk**

MGE's electric operations burn natural gas in several of its peak power plants or as a supplemental fuel at several coal-fired plants and, in many cases, the cost of purchased power is tied to the cost of natural gas. MGE bears significant regulatory risk for the recovery of such fuel and purchased power costs when costs are higher than the base rate established in its current rate structure.

As noted above in Commodity Price Risk, the electric operations of MGE operate under a "fuel rules" adjustment clause for fuel and purchased power costs associated with the generation and delivery of electricity. This clause establishes a base rate for fuel and purchased power. MGE is subject to a fuel rules bandwidth of -2% to +2%. MGE may be required to refund to customers if the fuel rules costs fall outside the lower end of the range (-2%), and would be allowed to request a surcharge if the fuel rules costs exceeded the upper end of the range (+2%). MGE assumes the risks and benefits of variances that are within the 2% bandwidth. For 2009, fuel and purchased power costs included in MGE's base fuel rates are $123.2 million.

**Credit Risk - Counterparty**

Credit risk is the loss that may result from counterparty nonperformance. MGE is exposed to credit risk primarily through its merchant energy business. MGE uses credit policies to manage its credit risk, which includes utilizing an established credit approval process, monitoring counterparty limits, employing credit mitigation measures such as collateral or prepayment arrangements, and using netting agreements.

Due to the possibility of extreme volatility in the prices of energy commodities and derivatives, the market value of contractual positions with individual counterparties could exceed established credit limits or collateral provided by those counterparties. If such a counterparty were then to fail to perform its obligations under its contract (for example, fail to deliver the electricity MGE originally contracted for), MGE could sustain a loss that could have a material impact on its financial results.

Additionally, if a counterparty were to default and MGE were to liquidate all contracts with that entity, MGE's credit loss would include the loss in value of mark-to-market contracts; the amount owed for settled transactions; and additional payments, if any, to settle unrealized losses on accrual contracts.

MGE is obligated to provide service to all electric and gas customers within its respective franchised territories. MGE's franchised electric territory includes a 316 square-mile area in Dane County, Wisconsin, and MGE's franchised gas territory includes a service area covering 1,631 square miles in Wisconsin. For the year ended December 31, 2008, no one customer constituted more than 9% of total operating revenues for MGE and MGE Energy. Credit risk for electric and gas is managed by MGE's credit and collection policies, which are consistent with state regulatory requirements.

Cash, cash equivalents, and customer accounts receivable are the financial instruments that potentially subject MGE Energy and MGE to concentrations of credit risk. MGE Energy and MGE place their cash and cash equivalents with high credit-quality financial institutions. MGE has limited concentrations of credit risk from customer accounts receivable because of the large number of customers and strong economy in its service territory.

## Item 8. Financial Statements and Supplementary Data.

**MGE Energy**

***Management's Report on Internal Control Over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15f. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

February 26, 2009

**MGE**

***Management's Report on Internal Control Over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15f. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

February 26, 2009

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MGE Energy, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of MGE Energy, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2009

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of Madison Gas and Electric Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Madison Gas and Electric Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2009

## MGE Energy, Inc.
## Consolidated Statements of Income
*(In thousands, except per-share amounts)*

| | For the years ended December 31, | | |
|---|---|---|---|
| | **2008** | **2007** | **2006** |
| **Operating Revenues:** | | | |
| Regulated revenues | $588,560 | $532,413 | $504,138 |
| Nonregulated revenues | 7,433 | 5,181 | 3,408 |
| *Total Operating Revenues* | 595,993 | 537,594 | 507,546 |
| **Operating Expenses:** | | | |
| Fuel for electric generation | 54,748 | 56,694 | 49,227 |
| Purchased power | 74,676 | 77,594 | 77,164 |
| Cost of gas sold | 171,545 | 140,838 | 129,331 |
| Other operations and maintenance | 151,176 | 130,831 | 126,086 |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Other general taxes | 16,793 | 15,771 | 15,402 |
| *Total Operating Expenses* | 508,211 | 453,927 | 428,552 |
| **Operating Income** | 87,782 | 83,667 | 78,994 |
| Other income, net | 8,044 | 6,069 | 4,329 |
| Interest expense, net | (14,002) | (13,056) | (15,001) |
| Income before income taxes | 81,824 | 76,680 | 68,322 |
| Income tax provision | (29,056) | (27,855) | (25,899) |
| **Net Income** | $ 52,768 | $48,825 | $42,423 |
| **Earnings Per Share of Common Stock** (basic and diluted): | $ 2.38 | $2.27 | $2.06 |
| Dividends paid per share of common stock | $1.43 | $1.41 | $1.39 |
| **Average Shares Outstanding** (basic and diluted) | 22,197 | 21,520 | 20,564 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

**MGE Energy, Inc.**
**Consolidated Statements of Cash Flows**
*(In thousands)*

| | For the years ended December 31, | | |
|---|---|---|---|
| | **2008** | **2007** | **2006** |
| **Operating Activities:** | | | |
| Net income | $52,768 | $48,825 | $42,423 |
| Items not affecting cash: | | | |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Deferred income taxes | 8,583 | 750 | 5,241 |
| Amortization of investment tax credits | (351) | (410) | (432) |
| Amortization of debt issuance costs and discount | 545 | 543 | 595 |
| Provision for doubtful accounts receivable | 4,273 | 3,080 | 3,230 |
| AFUDC-equity funds | (858) | (1,927) | (554) |
| Employee benefit plan expenses | 7,891 | 8,101 | 10,178 |
| Equity earnings in ATC | (7,241) | (6,047) | (5,317) |
| Reserve for fuel refund | 5,506 | - | 2,312 |
| Gain on sale of investments | (3,113) | (778) | - |
| Gain on sale of property | (295) | - | - |
| Other items | 1,663 | 1,950 | 653 |
| Changes in working capital items: | | | |
| Restricted cash - margin account | (12,478) | 694 | (1,080) |
| Trade and other receivables, net | (6,912) | (12,574) | 14,791 |
| Inventories | (12,538) | 4,099 | (3,717) |
| Unbilled revenues | (4,331) | (4,332) | 4,394 |
| Other current assets | (2,943) | (274) | (3,771) |
| Retainage receivable | - | 75 | 2,425 |
| Accounts payable | 1,202 | 3,608 | (4,226) |
| Accrued interest and taxes | 106 | 667 | 101 |
| Other current liabilities | 308 | (457) | (174) |
| Proceeds from Congestion Cost and Line Loss Allocation Agreement | - | 2,545 | - |
| Dividend income from ATC | 5,272 | 4,441 | 4,003 |
| Cash contributions to pension and other postretirement plans | (7,665) | (6,346) | (5,779) |
| Other noncurrent items, net | 6,047 | (1,846) | 4,401 |
| *Cash Provided by Operating Activities* | 74,712 | 76,586 | 101,039 |
| **Investing Activities:** | | | |
| Capital expenditures | (105,777) | (136,258) | (92,575) |
| Capital contributions to ATC and other investments | (3,678) | (255) | (1,974) |
| Advance to WEPCO for ATC work related to Elm Road | (330) | (138) | (808) |
| Proceeds from sale of investments | 3,612 | 910 | - |
| Proceeds from sale of property | 304 | 724 | - |
| Other | 1,587 | 226 | 916 |
| *Cash Used for Investing Activities* | (104,282) | (134,791) | (94,441) |
| **Financing Activities:** | | | |
| Issuance of common stock, net | 30,997 | 32,786 | 17,050 |
| Issuance of treasury stock | - | - | 119 |
| Cash dividends paid on common stock | (31,780) | (30,295) | (28,513) |
| Repayment of long-term debt | (30,000) | (15,000) | - |
| Issuance of long-term debt | 40,000 | 25,000 | 30,000 |
| Increase (decrease) in short-term debt | 21,000 | 46,500 | (25,500) |
| Other | (330) | - | (82) |
| *Cash Provided by (Used for) Financing Activities* | 29,887 | 58,991 | (6,926) |
| Change in Cash and Cash Equivalents: | 317 | 786 | (328) |
| Cash and cash equivalents at beginning of period | 3,789 | 3,003 | 3,331 |
| **Cash and cash equivalents at end of period** | $4,106 | $3,789 | $3,003 |
| **Supplemental disclosures of cash flow information:** | | | |
| Interest paid | $18,709 | $13,736 | $16,693 |
| Income taxes paid | $21,129 | $27,902 | $20,530 |
| Income taxes received | $(185) | $(333) | $ - |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## MGE Energy, Inc.
## Consolidated Balance Sheets
*(In thousands)*

| | At December 31, | |
|---|---|---|
| **ASSETS** | **2008** | **2007** |
| **Current Assets:** | | |
| Cash and cash equivalents | $4,106 | $3,789 |
| Restricted cash | 4,805 | 2,896 |
| Accounts receivable, less reserves of $4,076 and $3,709, respectively | 45,266 | 43,668 |
| Other accounts receivable, less reserves of $200 and $114, respectively | 7,659 | 3,397 |
| Unbilled revenues | 34,701 | 30,370 |
| Materials and supplies, at average cost | 15,592 | 14,809 |
| Fossil fuel | 3,228 | 5,136 |
| Stored natural gas, at average cost | 42,146 | 28,483 |
| Prepaid taxes | 15,671 | 14,696 |
| Regulatory assets - current | 9,876 | 189 |
| Other current assets | 10,828 | 8,242 |
| *Total Current Assets* | 193,878 | 155,675 |
| Other long-term receivables | 3,005 | 6,166 |
| Special billing projects | 464 | 999 |
| Regulatory assets | 116,165 | 53,375 |
| Other deferred charges | 5,620 | 5,881 |
| **Property, Plant, and Equipment, Net** | 702,549 | 638,774 |
| Construction work in progress | 198,694 | 205,214 |
| *Total Property, Plant, and Equipment* | 901,243 | 843,988 |
| **Other Property and Investments** | 47,900 | 45,503 |
| **Total Assets** | $1,268,275 | $1,111,587 |
| **LIABILITIES AND CAPITALIZATION** | | |
| **Current Liabilities:** | | |
| Long-term debt due within one year | $- | $30,000 |
| Short-term debt | 124,500 | 103,500 |
| Accounts payable | 47,229 | 58,498 |
| Accrued interest and taxes | 4,070 | 3,964 |
| Deferred income taxes | 3,306 | 4,153 |
| Regulatory liabilities - current | 5,974 | 2,924 |
| Pension liability - current | 813 | 607 |
| Other current liabilities | 19,349 | 16,466 |
| *Total Current Liabilities* | 205,241 | 220,112 |
| **Other Credits:** | | |
| Deferred income taxes | 117,505 | 107,393 |
| Investment tax credit - deferred | 2,736 | 3,087 |
| Regulatory liabilities | 18,814 | 20,885 |
| Accrued pension and other postretirement benefits | 137,286 | 74,056 |
| Other deferred liabilities | 36,083 | 25,982 |
| *Total Other Credits* | 312,424 | 231,403 |
| **Capitalization:** | | |
| Common shareholders' equity | 478,202 | 427,726 |
| Long-term debt | 272,408 | 232,346 |
| *Total Capitalization* | 750,610 | 660,072 |
| Commitments and contingencies (see Footnote 18) | - | - |
| **Total Liabilities and Capitalization** | $1,268,275 | $1,111,587 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## MGE Energy, Inc.
## Consolidated Statements of Capitalization
*(In thousands)*

| | At December 31, | |
|---|---|---|
| | 2008 | 2007 |
| **Common Shareholders' Equity:** | | |
| Common stock - par value $1 per share: | | |
| Authorized 50,000,000 shares | | |
| Issued 22,904,573 and 21,950,335 shares, respectively | $22,905 | $21,950 |
| Additional paid-in capital | 310,202 | 280,217 |
| Retained earnings | 144,904 | 123,916 |
| Accumulated other comprehensive income, net of tax | 191 | 1,643 |
| *Total Common Shareholders' Equity* | 478,202 | 427,726 |
| **Redeemable Preferred Stock,** | | |
| Cumulative, $25 par value, 1,175,000 authorized, but unissued | - | - |
| **First Mortgage Bonds:** | | |
| 7.70%, 2028 Series | 1,200 | 1,200 |
| **Other Long-Term Debt:** | | |
| 6.02%, due 2008 | - | 30,000 |
| 4.875% 2012 Series, Industrial Development Revenue Bonds | 19,300 | 19,300 |
| 5.875% 2034 Series, Industrial Development Revenue Bonds | 28,000 | 28,000 |
| 6.58%, due 2012 | 15,000 | 15,000 |
| 5.26%, due 2017 | 20,000 | 20,000 |
| 5.25%, due 2017 | 30,000 | 30,000 |
| 5.59%, due 2018 | 40,000 | - |
| 7.12%, due 2032 | 25,000 | 25,000 |
| 6.12%, due 2028 | 20,000 | 20,000 |
| 5.68%, due 2033 | 30,000 | 30,000 |
| 5.19%, due 2033 | 20,000 | 20,000 |
| 6.247%, due 2037 | 25,000 | 25,000 |
| *Total Other Long-Term Debt* | 272,300 | 262,300 |
| Long-term debt due within one year | - | (30,000) |
| Unamortized discount | (1,092) | (1,154) |
| *Total Long-Term Debt* | 272,408 | 232,346 |
| **Total Capitalization** | $750,610 | $660,072 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

# MGE Energy, Inc.
## Consolidated Statements of Common Equity and Comprehensive Income
*(In thousands, except per-share amounts)*

| | Common Stock Shares | Common Stock Value | Treasury Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive (Loss)/Income | Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| **2006** | | | | | | | | |
| Beginning balance – Dec. 31, 2005 | 20,454 | $20,454 | $(119) | $231,877 | $91,476 | $195 | | $343,883 |
| Net income | | | | | 42,423 | | $42,423 | 42,423 |
| Other comprehensive income/(loss): | | | | | | | | |
| Net unrealized gain on investments, net of $155 tax | | | | | | 231 | 231 | 231 |
| Net unrealized gain on cash flow hedges, net of $104 tax | | | | | | 155 | 155 | 155 |
| Total comprehensive income | | | | | | | $42,809 | |
| Treasury stock, at cost | | | 119 | | | | | 119 |
| Common stock dividends declared ($1.39 per share) | | | | | (28,513) | | | (28,513) |
| Common stock issued, net | 521 | 521 | | 16,529 | | | | 17,050 |
| Ending Balance – Dec. 31, 2006 | 20,975 | $20,975 | $- | $248,406 | $105,386 | $581 | | $375,348 |
| **2007** | | | | | | | | |
| Net income | | | | | 48,825 | | $48,825 | 48,825 |
| Other comprehensive income/(loss): | | | | | | | | |
| Net unrealized gain on investments, net of $782 tax | | | | | | 1,167 | 1,167 | 1,167 |
| Net unrealized loss on cash flow hedges, net of $71 tax | | | | | | (105) | (105) | (105) |
| Total comprehensive income | | | | | | | $49,887 | |
| Common stock dividends declared ($1.41 per share) | | | | | (30,295) | | | (30,295) |
| Common stock issued, net | 975 | 975 | | 31,811 | | | | 32,786 |
| Ending Balance – Dec. 31, 2007 | 21,950 | $21,950 | $- | $280,217 | $123,916 | $1,643 | | $427,726 |
| **2008** | | | | | | | | |
| Net income | | | | | 52,768 | | $52,768 | 52,768 |
| Other comprehensive income/(loss): | | | | | | | | |
| Net unrealized loss on investments, net of $189 tax | | | | | | (282) | (282) | (282) |
| Net realized gain on investments, net of $751 tax | | | | | | (1,120) | (1,120) | (1,120) |
| Net unrealized loss on cash flow hedges, net of $34 tax | | | | | | (50) | (50) | (50) |
| Total comprehensive income | | | | | | | $51,316 | |
| Common stock dividends declared ($1.43 per share) | | | | | (31,780) | | | (31,780) |
| Common stock issued, net | 955 | 955 | | 29,985 | | | | 30,940 |
| Ending Balance – Dec. 31, 2008 | 22,905 | $22,905 | $- | $310,202 | $144,904 | $191 | | $478,202 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## Madison Gas and Electric Company
## Consolidated Statements of Income
*(In thousands)*

| | For years ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Operating Revenues:** | | | |
| Regulated electric revenues | $345,962 | $334,488 | $318,912 |
| Regulated gas revenues | 242,598 | 197,925 | 185,226 |
| Nonregulated revenues | 7,433 | 5,181 | 3,408 |
| *Total Operating Revenues* | 595,993 | 537,594 | 507,546 |
| **Operating Expenses:** | | | |
| Fuel for electric generation | 54,748 | 56,694 | 49,227 |
| Purchased power | 74,676 | 77,594 | 77,164 |
| Cost of gas sold | 171,545 | 140,838 | 129,331 |
| Other operations and maintenance | 150,677 | 130,390 | 125,573 |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Other general taxes | 16,793 | 15,771 | 15,399 |
| Income tax provision | 24,837 | 24,932 | 24,066 |
| *Total Operating Expenses* | 532,549 | 478,418 | 452,102 |
| **Operating Income** | 63,444 | 59,176 | 55,444 |
| **Other Income and Deductions:** | | | |
| AFUDC - equity funds | 858 | 1,927 | 554 |
| Equity in earnings in ATC | 7,241 | 6,047 | 5,317 |
| Income tax provision | (2,289) | (2,153) | (1,719) |
| Other deductions, net | (2,556) | (1,874) | (1,545) |
| *Total Other Income and Deductions* | 3,254 | 3,947 | 2,607 |
| **Interest Expense:** | | | |
| Interest on long-term debt | 16,133 | 15,664 | 14,034 |
| Other interest, net | 1,044 | 485 | 2,036 |
| AFUDC – borrowed funds | (356) | (818) | (235) |
| *Net Interest Expense* | 16,821 | 15,331 | 15,835 |
| **Net Income Before Minority Interest** | $49,877 | $47,792 | $42,216 |
| Minority interest, net of tax | (12,304) | (10,721) | (9,610) |
| **Net Income** | $37,573 | $37,071 | $32,606 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

**Madison Gas and Electric Company**
**Consolidated Statements of Cash Flows**
*(In thousands)*

| | For the years ended December 31, | | |
|---|---|---|---|
| **Operating Activities:** | **2008** | **2007** | **2006** |
| Net income | $37,573 | $37,071 | $32,606 |
| Items not affecting cash: | | | |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Deferred income taxes | 8,454 | 714 | 4,839 |
| Amortization of investment tax credits | (351) | (410) | (432) |
| Amortization of debt issuance costs and discount | 545 | 543 | 595 |
| Provision for doubtful accounts receivable | 4,273 | 3,080 | 3,230 |
| AFUDC - equity funds | (858) | (1,927) | (554) |
| Employee benefit plan expenses | 7,891 | 8,101 | 10,178 |
| Equity earnings in ATC | (7,241) | (6,047) | (5,317) |
| Minority interest, net of tax | 12,304 | 10,721 | 9,610 |
| Reserve for fuel refund | 5,506 | - | 2,312 |
| Gain on sale of investments | (765) | (778) | - |
| Gain on sale of property | (295) | - | - |
| Other items | 3,570 | 4,197 | 653 |
| Changes in working capital items: | | | |
| Restricted cash - margin account | (12,478) | 694 | (1,080) |
| Trade and other receivables, net | (6,973) | (12,511) | 12,877 |
| Inventories | (12,538) | 4,099 | (3,717) |
| Unbilled revenues | (4,331) | (4,332) | 4,394 |
| Other current assets | (2,734) | 177 | (3,835) |
| Accounts payable | (658) | 3,968 | (1,611) |
| Accrued interest and taxes | 159 | 698 | (1,360) |
| Other current liabilities | 362 | (401) | (146) |
| Proceeds from Congestion Cost and Line Loss Allocation Agreement | - | 2,545 | - |
| Dividend income from ATC | 5,272 | 4,441 | 4,003 |
| Cash contributions to pension and other postretirement plans | (7,665) | (6,346) | (5,779) |
| Other noncurrent items, net | 6,012 | (1,954) | 4,416 |
| *Cash Provided by Operating Activities* | 74,307 | 78,542 | 97,224 |
| **Investing Activities:** | | | |
| Capital expenditures | (105,777) | (136,258) | (92,575) |
| Capital contributions to ATC and other investments | (3,518) | (55) | (1,915) |
| Advance to WEPCO for ATC work related to Elm Road | (330) | (138) | (808) |
| Proceeds from sale of investments | 1,070 | 910 | - |
| Proceeds from sale of property | 304 | 724 | - |
| Other | 1,402 | 680 | 916 |
| *Cash Used for Investing Activities* | (106,849) | (134,137) | (94,382) |
| **Financing Activities:** | | | |
| Cash dividends paid to parent by MGE | - | (15,621) | (12,997) |
| Cash dividends paid to parent from Power West Campus and Transco | (12,702) | (13,044) | (10,119) |
| Capital contribution from parent | 7,500 | - | - |
| Equity contribution received by Transco, Power Elm Road, and Power West Campus | 37,527 | 43,373 | 27,280 |
| Repayment of long-term debt | (30,000) | (15,000) | - |
| Issuance of long-term debt | 40,000 | 25,000 | 30,000 |
| (Decrease) increase in short-term debt | (10,000) | 31,500 | (36,500) |
| Other | (324) | - | (82) |
| *Cash Provided by (Used for) Financing Activities* | 32,001 | 56,208 | (2,418) |
| Change in Cash and Cash Equivalents | (541) | 613 | 424 |
| Cash and cash equivalents at beginning of period | 1,859 | 1,246 | 822 |
| **Cash and cash equivalents at end of period** | $1,318 | $1,859 | $1,246 |
| **Supplemental disclosures of cash flow information:** | | | |
| Interest paid | $16,660 | $15,673 | $15,793 |
| Income taxes paid | $4,514 | $4,901 | $3,850 |
| Income taxes received | $(185) | $(33) | $ - |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## Madison Gas and Electric Company
## Consolidated Balance Sheets
*(In thousands)*

| | At December 31, | |
|---|---|---|
| **ASSETS** | **2008** | **2007** |
| **Utility Plant** (At Original Cost, In Service): | | |
| Electric | $773,605 | $691,162 |
| Gas | 279,483 | 268,032 |
| Nonregulated | 110,317 | 110,020 |
| Gross plant in service | 1,163,405 | 1,069,214 |
| Less accumulated provision for depreciation | (461,037) | (430,572) |
| Net plant in service | 702,368 | 638,642 |
| Construction work in progress | 198,694 | 205,214 |
| *Total Utility Plant* | 901,062 | 843,856 |
| Other property and investments | 965 | 2,777 |
| Investment in ATC | 46,217 | 40,799 |
| *Total Other Property and Investments* | 47,182 | 43,576 |
| **Current Assets:** | | |
| Cash and cash equivalents | 1,318 | 1,859 |
| Restricted cash | 4,805 | 2,896 |
| Accounts receivable, less reserves of $4,076 and $3,709, respectively | 45,266 | 43,668 |
| Affiliate receivables | 2,547 | 4 |
| Other accounts receivable, less reserves of $200 and $114, respectively | 7,575 | 3,295 |
| Unbilled revenues | 34,701 | 30,370 |
| Materials and supplies, at average cost | 15,592 | 14,809 |
| Fossil fuel | 3,228 | 5,136 |
| Stored natural gas, at average cost | 42,146 | 28,483 |
| Prepaid taxes | 14,013 | 13,249 |
| Regulatory assets - current | 9,876 | 189 |
| Other current assets | 10,804 | 8,216 |
| *Total Current Assets* | 191,871 | 152,174 |
| Other long-term receivables | 2,390 | 5,485 |
| Special billing projects | 464 | 999 |
| Affiliate receivable long-term | 6,433 | 10,676 |
| Regulatory assets | 116,165 | 53,375 |
| Other deferred charges | 5,555 | 5,751 |
| **Total Assets** | $1,271,122 | $1,115,892 |
| **CAPITALIZATION AND LIABILITIES** | | |
| Common stockholder equity | $374,253 | $329,944 |
| Minority interest | 174,157 | 137,028 |
| Long-term debt | 272,408 | 232,346 |
| *Total Capitalization* | 820,818 | 699,318 |
| **Current Liabilities:** | | |
| Long-term debt due within one year | - | 30,000 |
| Short-term debt - commercial paper | 51,000 | 61,000 |
| Accounts payable | 47,186 | 58,263 |
| Affiliate payables | 63 | 2,115 |
| Accrued interest and taxes | 10,307 | 10,148 |
| Accrued payroll - related items | 7,380 | 6,980 |
| Deferred income taxes | 3,305 | 4,153 |
| Regulatory liabilities - current | 5,974 | 2,924 |
| Pension liability - current | 813 | 607 |
| Other current liabilities | 11,987 | 9,450 |
| *Total Current Liabilities* | 138,015 | 185,640 |
| **Other Credits:** | | |
| Deferred income taxes | 117,369 | 106,924 |
| Investment tax credit - deferred | 2,736 | 3,087 |
| Regulatory liabilities | 18,814 | 20,885 |
| Accrued pension and other postretirement benefits | 137,286 | 74,056 |
| Other deferred liabilities | 36,084 | 25,982 |
| *Total Other Credits* | 312,289 | 230,934 |
| Commitments and contingencies (see Footnote 18) | - | - |
| **Total Capitalization and Liabilities** | $1,271,122 | $1,115,892 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## Madison Gas and Electric Company
## Consolidated Capitalization Statement
*(In thousands)*

| | At December 31, 2008 | 2007 |
|---|---|---|
| **Common Stockholder Equity:** | | |
| Common stock - par value $1 per share: | | |
| Authorized 50,000,000 shares | | |
| Outstanding 17,347,889 | $17,348 | $17,348 |
| Additional paid-in capital | 192,417 | 184,917 |
| Retained earnings | 164,354 | 126,781 |
| Accumulated other comprehensive income, net of tax | 134 | 898 |
| *Total Common Stockholder Equity* | 374,253 | 329,944 |
| **Minority Interest** | 174,157 | 137,028 |
| **Redeemable Preferred Stock,** | | |
| Cumulative, $25 par value, 1,175,000 authorized, but unissued | - | - |
| **First Mortgage Bonds:** | | |
| 7.70%, 2028 Series | 1,200 | 1,200 |
| **Other Long-Term Debt:** | | |
| 6.02%, due 2008 | - | 30,000 |
| 4.875% 2012 Series, Industrial Development Revenue Bonds | 19,300 | 19,300 |
| 5.875% 2034 Series, Industrial Development Revenue Bonds | 28,000 | 28,000 |
| 6.58%, due 2012 | 15,000 | 15,000 |
| 5.26%, due 2017 | 20,000 | 20,000 |
| 5.25%, due 2017 | 30,000 | 30,000 |
| 5.59%, due 2018 | 40,000 | - |
| 7.12%, due 2032 | 25,000 | 25,000 |
| 6.12%, due 2028 | 20,000 | 20,000 |
| 5.68%, due 2033 | 30,000 | 30,000 |
| 5.19%, due 2033 | 20,000 | 20,000 |
| 6.247%, due 2037 | 25,000 | 25,000 |
| *Total Other Long-Term Debt* | 272,300 | 262,300 |
| Long-term debt due within one year | - | (30,000) |
| Unamortized discount | (1,092) | (1,154) |
| *Total Long-Term Debt* | 272,408 | 232,346 |
| **Total Capitalization** | $820,818 | $699,318 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

## Madison Gas and Electric Company
## Consolidated Statements of Common Equity and Comprehensive Income
*(In thousands)*

| | Common Stock | | Additional Paid-in | Retained | Accumulated Other Comprehensive | Comprehensive | |
|---|---|---|---|---|---|---|---|
| | Shares | Value | Capital | Earnings | (Loss)/Income | Income | Total |
| **2006** | | | | | | | |
| Beginning balance – Dec. 31, 2005 | 17,348 | $17,348 | $184,917 | $85,722 | $(21) | | $287,966 |
| Net income | | | | 32,606 | | $32,606 | 32,606 |
| Other comprehensive income/(loss): | | | | | | | |
| Net unrealized gain on investments, net of $36 tax | | | | | 54 | 54 | 54 |
| Net unrealized gain on cash flow hedges, net of $104 tax | | | | | 155 | 155 | 155 |
| Total comprehensive income | | | | | | $32,815 | |
| Common stock dividends declared | | | | (12,997) | | | (12,997) |
| Ending balance – Dec. 31, 2006 | 17,348 | $17,348 | $184,917 | $105,331 | $188 | | $307,784 |
| **2007** | | | | | | | |
| Net income | | | | 37,071 | | $37,071 | 37,071 |
| Other comprehensive income/(loss): | | | | | | | |
| Net unrealized gain on investments, net of $546 tax | | | | | 815 | 815 | 815 |
| Net unrealized loss on cash flow hedges, net of $71 tax | | | | | (105) | (105) | (105) |
| Total comprehensive income | | | | | | $37,781 | |
| Common stock dividends declared | | | | (15,621) | | | (15,621) |
| Ending balance – Dec. 31, 2007 | 17,348 | $17,348 | $184,917 | $126,781 | $898 | | $329,944 |
| **2008** | | | | | | | |
| Net income | | | | 37,573 | | $37,573 | 37,573 |
| Other comprehensive income/(loss): | | | | | | | |
| Net unrealized loss on investments, net of $285 tax | | | | | (425) | (425) | (425) |
| Net realized gain on investments, net of $194 tax | | | | | (289) | (289) | (289) |
| Net unrealized loss on cash flow hedges, net of $34 tax | | | | | (50) | (50) | (50) |
| Total comprehensive income | | | | | | $36,809 | |
| Capital contribution from parent | | | 7,500 | | | | 7,500 |
| Ending balance – Dec. 31, 2008 | 17,348 | $17,348 | $192,417 | $164,354 | $134 | | $374,253 |

*The accompanying notes are an integral part of the above consolidated financial statements.*

This report is a combined report of MGE Energy and MGE. The notes to the consolidated financial statements that follow include consolidated MGE Energy footnotes and certain footnotes related to MGE as signified below.

## 1. Summary of Significant Accounting Policies.

### a. Regulation and System of Accounts - MGE Energy and MGE.

Accounting policies for regulated operations are in accordance with those policies prescribed by the regulatory authorities having jurisdiction, principally the PSCW and FERC. MGE's accounting records conform to the FERC uniform system of accounts.

### b. Principles of Consolidation - MGE Energy and MGE.

MGE, a wholly owned subsidiary of MGE Energy, is a regulated electric and gas utility headquartered in Madison, Wisconsin. MGE is the majority owner of MGE Transco. MGE Transco is a nonregulated entity formed to manage the investment in ATC.

Wholly owned subsidiaries of MGE Energy include CWDC, MAGAEL, MGE Construct, and MGE Power. MGE Power owns 100% of MGE Power West Campus and MGE Power Elm Road. MGE Power and its subsidiaries are part MGE Energy's nonregulated energy operations, which were formed to own and lease new electric generation projects to assist MGE.

MGE consolidates the financial statements of entities in which it has a controlling financial interest, pursuant to the requirements of FIN 46(R), *Consolidation of Variable Interest Entities (revised December 2003) – an interpretation of ARB No. 51*. In accordance with these provisions, MGE has consolidated MGE Power West Campus and MGE Power Elm Road. See Footnotes 2 and 21 to the Consolidated Financial Statements for more discussion of these entities.

The consolidated financial statements reflect the application of certain accounting policies described in this note. All significant intercompany accounts and transactions have been eliminated in consolidation.

### c. Use of Estimates - MGE Energy and MGE.

In order to prepare consolidated financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions. These estimates could affect reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's estimates.

### d. Cash Equivalents - MGE Energy and MGE.

MGE Energy and MGE consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### e. Restricted Cash - MGE Energy and MGE.

MGE has certain cash accounts that are restricted to uses other than current operations and designated for a specific purpose. MGE's restricted cash accounts include amounts held as margin for certain financial transactions and cash held by trustees for certain employee benefits.

**f. Trade Receivables, Allowance for Doubtful Accounts, and Concentration Risk - MGE Energy and MGE.**

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. However, a 1% late payment charge is recorded on all receivables unpaid after the due date. The allowance for doubtful accounts associated with these receivables represents our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine our allowance for doubtful accounts based on historical write-off experience, regional economic data, and review of the accounts receivable aging. To be more consistent with general utility practice, during the fourth quarter of 2008, MGE changed its policy of writing off certain accounts from six months to three months which resulted in a decrease to both accounts receivable and allowance for doubtful accounts of approximately $0.9 million.

MGE is obligated to provide service to all electric and gas customers within its franchised territories. MGE's franchised electric territory includes a 316 square-mile area in Dane County, Wisconsin, and MGE's franchised gas territory includes a service area covering 1,631 square miles in Wisconsin. MGE manages this concentration and the related credit risk through its credit and collection policies, which are consistent with state regulatory requirements.

**g. Inventories - MGE Energy and MGE.**

Inventories consist of natural gas in storage, fossil fuels, materials and supplies and $SO_2$ allowances. MGE values natural gas in storage, coal at the Columbia facility, and materials and supplies using average cost. MGE values coal at Blount using last-in-first-out pricing (LIFO).

At December 31, 2008 and 2007, $0.8 million and $0.9 million, respectively, of the fossil fuel inventory at Blount was valued using LIFO. This inventory at current cost exceeds the LIFO stated value by $0.7 million and $1.0 million at December 31, 2008 and 2007, respectively. Additionally, during 2008 and 2007, liquidation of LIFO layers, carried at costs that were lower than current purchases, resulted in a decrease to costs of goods sold of $0.4 million and $0.6 million, respectively.

$SO_2$ emission allowances are included in inventory and are recorded at weighted average cost. These allowances are charged to fuel expense as they are used in operations. MGE's emission allowance balances as of December 31, 2008 and 2007, were $0.8 million and $1.6 million, respectively.

**h. Regulatory Assets and Liabilities - MGE Energy and MGE.**

Pursuant to SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, MGE capitalizes as regulatory assets incurred costs that are expected to be recovered in future electric and natural gas rates. MGE also records as regulatory liabilities obligations to customers to refund previously collected revenue or to spend revenue collected from customers on future costs.

**i. Debt Issuance Costs - MGE Energy and MGE.**

Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the life of the debt issue. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance utility-regulated assets and operations are amortized consistent with regulatory treatment of those items.

**j. Property, Plant, and Equipment - MGE Energy and MGE.**

Property, plant, and equipment is recorded at original cost. Cost includes indirect costs consisting of payroll taxes, pensions, postretirement benefits, other fringe benefits, and administrative and general costs. Also, included in the cost is AFUDC for utility property and capitalized interest for nonregulated property. Additions for significant replacements of property are charged to property, plant, and equipment at cost; minor items are charged to maintenance expense. The cost of removal of utility property less salvage value is charged to accumulated depreciation when property is retired. Depreciation rates on utility property are approved by the PSCW, are based on the estimated economic lives of property, and include estimates for salvage value and removal costs. Depreciation rates on nonregulated property are based on the estimated economic lives of the property.

Provisions at composite straight-line depreciation rates approximate the following percentages for the cost of depreciable property:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Electric ............... | 3.7% | 3.1% | 3.1% |
| Gas ..................... | 3.3% | 3.3% | 3.3% |
| Nonregulated ...... | 2.5% | 2.5% | 2.5% |

**k. Repairs and Maintenance Expense - MGE Energy and MGE.**

MGE utilizes the direct expensing method for planned major maintenance projects. Under this method, MGE expenses all costs associated with major planned maintenance activities as incurred.

**l. Purchased Gas Adjustment Clause - MGE Energy and MGE.**

MGE's natural gas rates are subject to a fuel adjustment clause designed to recover or refund the difference between the actual cost of purchased gas and the amount included in rates. Differences between the amounts billed to customers and the actual costs recoverable are deferred and recovered or refunded in future periods by means of prospective monthly adjustments to rates. At December 31, 2008 and 2007, MGE had over collected $6.1 million and $4.5 million, respectively. These amounts were recorded in other current liabilities on the Consolidated Balance Sheet.

**m. Revenue Recognition - MGE Energy and MGE.**

Operating revenues are recorded as service is rendered or energy is delivered to customers. At the end of the month, MGE accrues an estimate for the unbilled amount of energy delivered to customers. See Footnote 1w for further discussion of unbilled revenues.

MGE's rates include a provision for fuel costs. MGE records an adjustment to revenues for a fuel credit at the time MGE's actual fuel costs fall below the bandwidth prescribed by the PSCW and MGE concludes that it is probable that the credit will be approved by the PSCW staff. MGE will also record an adjustment to revenue when the PSCW institutes a "subject to refund" provision in an order. See Footnote 17 for further discussion of the fuel rules.

**n. Capitalized Interest - MGE Energy and MGE.**

MGE Energy, through its subsidiary MGE Power Elm Road, calculates capitalized interest in accordance with SFAS No. 34, *Capitalization of Interest Cost*, on construction projects for periods where financing is provided by MGE Energy through interim debt.

**o. Allowance for Funds Used During Construction - MGE Energy and MGE.**

Allowance for funds used during construction is included in utility plant accounts and represents the cost of borrowed funds used during plant construction and a return on shareholders' capital used for construction purposes. In the Consolidated Income Statements, the cost of borrowed funds (AFUDC-debt) is presented as an offset to interest expense and the return on shareholders' capital (AFUDC- equity funds) is shown as an item within other income. As approved by the PSCW, MGE capitalized AFUDC-debt and equity on 50% of applicable average construction work in progress (excluding the Top of Iowa III wind project) during 2008 at 8.77%. Also, MGE received specific approval to recover 100% AFUDC on the Top of Iowa III wind project. Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related properties.

**p. Investments - MGE Energy and MGE.**

Investments in the common stock of companies in which MGE or MGE Energy's ownership interest is 50% or less and in which MGE or MGE Energy exercises significant influence over operating and financial policies are accounted for using the equity method. All other investments are carried at fair value or at cost, as appropriate.

## q. Capitalized Software Costs - MGE Energy and MGE.

Property, plant and equipment includes the capitalized costs of internal use software totaling $8.5 million at December 31, 2008, and $7.4 million at December 31, 2007. During 2008 and 2007, MGE recorded $1.2 million and $1.0 million, respectively, of amortization expense related to these costs. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from five to ten years.

## r. Impairment of Long-Lived Assets - MGE Energy and MGE.

MGE reviews plant and equipment and other property for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. MGE's policy for determining when long-lived assets are impaired is to recognize an impairment loss if the sum of the expected future cash flows (undiscounted and without interest charges) from an asset are less than the carrying amount of that asset. If an impairment loss is recognized, the amount that will be recorded will be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. MGE believes there is no impairment of long-lived assets in accordance with SFAS No. 144 at December 31, 2008.

## s. Income Taxes and Excise Taxes - MGE Energy and MGE.

*Income taxes*

Under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*, income taxes are deferred for all temporary differences between pretax financial and taxable income and between the book and tax basis of assets and liabilities using the tax rates scheduled by law to be in effect when the temporary differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is recorded for those benefits that do not meet this criterion.

Regulation and SFAS No. 109 have resulted in a regulatory liability related to income taxes. Excess deferred income taxes result from past taxes provided at rates higher than current rates. The SFAS No. 109 regulatory liability and deferred investment tax credit reflects the revenue requirement associated with the return of these tax benefits to customers.

Investment tax credits from regulated operations are amortized over related property service lives.

The 2008, 2007, and 2006 tax credits for the generation of electricity from wind are based on kWh produced and sold during the years at the statutory tax credit rate of 2.1 cents per kWh or $2.0 million for 2008, 2.0 cents per kWh or $0.5 million for 2007 and 1.9 cents per kWh or $0.4 million for 2006.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in an income tax return. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its merits. Subsequent recognition, derecognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date. MGE Energy and MGE adopted the provisions of FIN 48 on January 1, 2007. For further discussion, refer to Footnote 12.

*Excise taxes*

MGE Energy, through its utility operations, pays a state license fee tax in lieu of property taxes on property used in utility operations. License fee tax is calculated as a percentage of adjusted operating revenues of the prior year. The electric tax rate is 3.19% for retail sales and 1.59% for sales of electricity for resale by the purchaser. The tax rate on sales of natural gas is 0.97%. The tax is required to be estimated and prepaid in the year prior to its computation and expensing. License fee tax expense, included in other general taxes, was $12.7 million, $11.8 million, and $11.6 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Operating income taxes, including tax credits, and license fee tax are included in rates for utility related items.

**t. Share-Based Compensation - MGE Energy and MGE.**

The MGE Energy Board approved a Performance Unit Plan on December 15, 2006. Under the plan, eligible participants may receive performance units that entitle the holder to receive a cash payment equal to the value of a designated number of shares of MGE Energy's common stock, plus dividend equivalent payments thereon, at the end of the set vesting period. Per the plan's provisions, these awards are subject to a prescribed vesting schedule and must be settled in cash. Accordingly, no new shares of common stock will be issued in connection with the plan. MGE and MGE Energy have adopted the provisions of SFAS 123R, *Share-Based Payment.* This guidance establishes standards for the accounting of transactions in which an entity exchanges equity instruments for goods and services. Additionally, this standard addresses the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments.

Based on the provisions of SFAS 123R, MGE Energy and MGE will initially measure the cost of the employee services received in exchange for the award based on current market value of MGE Energy common stock. The fair value of the award will be subsequently re-measured at each reporting date through the settlement date. Changes in fair value during the requisite period will be recognized as compensation cost over that period.

**u. Treasury Stock - MGE Energy.**

Treasury shares are recorded at cost. Any shares of common stock repurchased are held as treasury shares unless cancelled or reissued.

**v. Comprehensive Income - MGE Energy and MGE.**

The reporting of other comprehensive income is required under the provisions of SFAS No. 130, *Reporting Comprehensive Income.* Total Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive income is reflected in the Consolidated Statements of Common Equity and Comprehensive Income.

**w. Unbilled Revenues - MGE Energy and MGE.**

Revenues from the sale of electricity and gas to customers are recorded when electricity/gas is delivered to those customers. The quantity of those sales is measured by customers' meters, and customers' bills are based on readings of those meters. However, due to the large number of those meters, it is impractical to read all of the meters at month-end. Meters are therefore read on a systematic basis throughout the month based on established meter-reading schedules. At the end of any month, there exists a quantity of electric and gas service that has been delivered but not metered or billed. Management must estimate this usage and related revenue. This estimate represents electricity and gas delivered to customers between their meter-read date and the end of the period.

In order to estimate unbilled revenues as of the end of a particular period, MGE performs a series of calculations based upon actual and estimated numbers and assumptions. MGE begins by calculating the amount of electricity and gas available for sale within its system during that period based upon known inputs (i.e., electricity and gas purchases from third parties, gas from storage, and MGE-generated electricity). These amounts are then adjusted to deduct the amounts actually included in customers' bills for that period.

In the case of electricity, the amount is further reduced by estimating the quantity of electricity lost in the process of transmitting and distributing it to customers. The resulting available-for-sale quantities are then allocated to various customer classes based upon historical utilization patterns for those customers. MGE applies published tariffs to determine the associated revenues. Utilization patterns are based upon assumptions regarding weather, economic conditions, and consistency of use over the period in question. Actual use can be affected by variations in those items. The resulting estimate is then compared to other available statistics, including billed sales for the particular period, in order to confirm its reasonableness. MGE monitors the reasonableness of the unbilled revenue estimate through the review of ratios such as unbilled electric consumption compared to billed electric sales.

In the case of gas, the gross amount available for sale is adjusted by the estimated gas loss factor, which reflects an estimate of distribution system losses and heat content differentials between pipeline and distribution delivered volumes. The resulting available for sale to consumers amount is then compared against the sales billed for the month, with the remainder equaling the estimated amount unbilled for the month. The estimated unbilled consumption for the month is then allocated across the applicable customer categories where an average per unit rate is applied to calculate the unbilled gas revenue. The estimated unbilled consumption is compared to various other statistics, including percent of billed sales, change in unbilled month to month and change in unbilled compared to the prior year in order to confirm its reasonableness. Additionally on an annual basis the estimated gas loss factor is reviewed to determine if it is reasonable or whether a change in estimate should be made.

**x. Derivative and Hedging Instruments - MGE Energy and MGE.**

As part of regular operations, MGE enters into contracts including options, swaps, futures, forwards, and other contractual commitments to manage its exposure to interest rates, commodity prices, and gas margin. MGE evaluates its derivative contracts in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted. SFAS No. 133 requires the Company to recognize all derivatives in the consolidated balance sheets at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on whether a derivative is designated as, and is effective as, a hedge and on the type of hedge transaction. Derivative activities are in accordance with the company's risk management policy.

If the derivative qualifies for regulatory deferral subject to the provisions of SFAS No. 71, the derivatives are marked to fair value pursuant to SFAS No. 133 and any resulting loss or gain is offset with a corresponding regulatory asset or liability. Cash flows from such derivative instruments are classified on a basis consistent with the nature of the underlying hedged item.

**2. Variable Interest Entities - MGE Energy and MGE.**

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51*. In December 2003, the FASB issued the updated and final interpretation FIN 46(R). FIN 46 was applicable immediately to VIEs created or obtained after January 31, 2003. FIN 46(R) was effective on December 31, 2003, for interests in entities that were previously considered special-purpose entities under then existing authoritative guidance.

**a. MGE Power West Campus.**

MGE Power West Campus is not a subsidiary of MGE; however, it has been consolidated in the financial statements of MGE due to the adoption of FIN 46(R). MGE Power West Campus was created for the purpose of owning new generating assets. MGE Power West Campus' sole principal asset is the WCCF, which it leases to MGE pursuant to a long-term lease. MGE is responsible for operation of the plant during the term of the lease. Based on the nature and terms of these contractual relationships, MGE absorbs a majority of the expected losses, residual value, or both, associated with the ownership and operation of the WCCF. MGE is also the party most closely associated with MGE Power West Campus. As a result, MGE is the primary beneficiary and MGE Power West Campus is a VIE under FIN 46(R). At December 31, 2008, MGE has included the following significant accounts on its balance sheet related to its interest in the VIE:

| *(In thousands)* | |
|---|---|
| Net plant in service, nonregulated ..... | $99,078 |
| Affiliate receivables ......................... | $8,933 |
| Accrued interest and taxes ................ | $4,158 |
| Deferred income taxes ...................... | $18,275 |
| Long-term debt ................................ | $50,000 |
| Minority interest .............................. | $32,276 |

Long-term debt includes $50 million of senior secured notes which require that MGE Power West Campus maintain a projected debt service coverage ratio of not less than 1.25 to 1.00, and debt to total capitalization ratio of not more than .65 to 1.00. The debt is secured by a collateral assignment of lease payments that MGE is making to MGE Power West Campus for use of the cogeneration facility pursuant to the long-term agreement.

MGE has been and will continue to recover lease payments made to MGE Power West Campus in rates. Also, MGE received approval from the PSCW to collect approximately $12.1 million in carrying costs incurred by MGE Power West Campus during construction of the facility. The carrying costs are being recovered in rates over a 10 year period starting in 2005.

**b. MGE Power Elm Road.**

MGE Power Elm Road is not a subsidiary of MGE; however, it has been consolidated in the financial statements of MGE due to the adoption of FIN 46(R). MGE Power Elm Road was created for the purpose of owning new generating assets. MGE Power Elm Road's sole principal assets are an 8.33% undivided ownership interest in two 615 MW coal-fired generating plants being constructed in Oak Creek, Wisconsin, which it leases to MGE pursuant to long-term leases. Based on the nature and terms of this contractual relationship, MGE is expected to absorb a majority of the expected losses, residual value, or both, associated with MGE Power Elm Road's ownership interest in these plants. MGE is also the party most closely associated with MGE Power Elm Road. As a result, MGE is the primary beneficiary and MGE Power Elm Road is a VIE under FIN 46(R). At December 31, 2008, MGE has included the following significant accounts on its balance sheet related to its interest in the VIE:

| *(In thousands)* | |
|---|---|
| Construction work in progress | $156,871 |
| Other accounts receivable | $3,221 |
| Deferred income taxes | $5,091 |
| Minority interest | $135,294 |

Once the units become operational, MGE will recover in rates the lease payments made to MGE Power Elm Road. Also, MGE received approval from the PSCW to collect in rates the carrying costs incurred by MGE Power Elm Road. See footnote 21 for additional discussion.

**c. Shared Savings Program.**

FIN 46(R) also requires MGE to assess whether the participants within its Shared Savings program constitute VIEs in which MGE might be considered to be the consolidating entity. MGE has reviewed 94.1% of the total current Shared Savings program balance and has determined that the provisions of FIN 46(R) are not applicable via the "business scope exception." For the remaining 5.9% of the total current Shared Savings program balance, these entities are not legally obligated to provide the financial information to MGE that is necessary to determine whether MGE must consolidate these entities. MGE will continue to attempt to obtain information from these customers in order to determine whether they should be consolidated by MGE.

## 3. Property, Plant, and Equipment - MGE Energy and MGE.

Property, plant, and equipment consisted of the following at December 31:

| | MGE Energy | | MGE | |
|---|---|---|---|---|
| *(In thousands)* | 2008 | 2007 | 2008 | 2007 |
| ***Utility*:** | | | | |
| Electric | $773,588 | $691,146 | $773,605 | $691,162 |
| Gas | 279,472 | 268,021 | 279,483 | 268,032 |
| Total utility plant | 1,053,060 | 959,167 | 1,053,088 | 959,194 |
| Less: Accumulated depreciation and amortization | 450,334 | 422,584 | 450,334 | 422,584 |
| In-service utility plant, net | 602,726 | 536,583 | 602,754 | 536,610 |
| ***Nonregulated*:** | | | | |
| Nonregulated | 110,526 | 110,179 | 110,317 | 110,020 |
| Less: Accumulated depreciation and amortization | 10,703 | 7,988 | 10,703 | 7,988 |
| In service nonregulated plant, net | 99,823 | 102,191 | 99,614 | 102,032 |
| ***Construction work in progress:*** | | | | |
| Utility construction work in progress | 41,817 | 95,448 | 41,817 | 95,448 |
| Nonregulated construction work in progress | 156,877 | 109,766 | 156,877 | 109,766 |
| Total property, plant, and equipment | $901,243 | $843,988 | $901,062 | $843,856 |

MGE's utility plant is subject to the lien of its Indenture of Mortgage and Deed of Trust. As of December 31, 2008, there was $1.2 million of bonds outstanding under that indenture. See Footnote 9 for further discussion of the mortgage indenture.

## 4. Investments - MGE Energy and MGE.

### a. Equity Method Investments and Available for Sale Securities.

| *(In thousands)* | 2008 | | 2007 | |
|---|---|---|---|---|
| | MGE Energy | MGE | MGE Energy | MGE |
| Available for sale securities: | | | | |
| Cost basis | $1,254 | $632 | $1,540 | $857 |
| Gross unrealized gains | 332 | 236 | 2,660 | 1,416 |
| Gross unrealized losses | (13) | (13) | - | - |
| Fair Value | $1,573 | $855 | $4,200 | $2,273 |
| Equity method investments: | | | | |
| ATC | $ 46,217 | $46,217 | $40,799 | $40,799 |
| Other | 110 | 110 | 504 | 504 |
| Total equity method investments | $ 46,327 | $46,327 | $41,303 | $41,303 |
| Total | $ 47,900 | $47,182 | $45,503 | $43,576 |

MGE's and MGE Energy's available for sale securities represent publicly traded securities and private equity investments in common stock of companies in various industries.

During the year ended December 31, 2008, certain investments were liquidated. As a result of these liquidations, MGE Energy and MGE received $3.6 million and $1.1 million, respectively, in cash proceeds and recorded a $3.1 million and $0.8 million, respectively, gain on the sale of investments.

During the year ended December 31, 2007, certain investments were liquidated. As a result of these liquidations, MGE Energy and MGE received $0.9 million in cash proceeds and recorded a $0.8 million gain on the sale of investments.

### b. ATC.

ATC owns and operates electric transmission facilities primarily in Wisconsin. MGE received an interest in ATC when it, like other Wisconsin electric utilities, contributed its electric transmission facilities to ATC. That interest is presently held by MGE Transco, which is jointly owned by MGE and MGE Energy.

On September 30, 2008, the PSCW approved an amendment to the Operating Agreement of ATC. The amendment, which became retroactively effective to January 1, 2008, effected changes in the allocation of profits and losses among the various members, which include both taxpaying and tax-exempt entities, in order to allocate more appropriately revenues to all participants, based on invested capital and FERC mandated rate recovery for each participant. The earnings allocation methodology change will result in the taxpaying members receiving additional earnings and less being allocated to the tax-exempt members, reflecting the difference in their tax status. As part of the amendment process, the taxpaying members transferred a portion of their equity interests to the tax-exempt members. MGE Transco's ownership in ATC changed by 0.08% as a result of the member unit transfer.

MGE Transco, through MGE, has a seat on the Board of Directors of ATC and has a 20% voting ownership interest in ATC Management, Inc. Due to MGE Transco's ability to exercise significant control over management activities, MGE Transco has accounted for its investment in ATC under the equity method of accounting. For the twelve months ended December 31, 2008, 2007, and 2006, MGE Transco recorded equity earnings from the investment in ATC of $7.2 million, $6.0 million, and $5.3 million, respectively. Dividend income received from ATC was $5.3 million, $4.4 million, and $4.0 million for the twelve months ended December 31, 2008, 2007, and 2006, respectively. During the twelve months ended December 31, 2008 and 2006, MGE Transco made $3.4 million and $1.9 million, respectively, in cash contributions to ATC. During the twelve months ended December 31, 2007, MGE Transco made no cash contributions to ATC. However, on February 15, 2007, MGE (through MGE Transco) transferred $1.4 million in additional transmission assets to ATC. In exchange, MGE Transco received an additional $0.7 million investment in ATC and $0.7 million in cash consideration.

At December 31, 2008, MGE Transco held a 3.6% ownership interest in ATC. MGE Transco's investment balance is different from the amount of the underlying equity in the net assets of ATC. This difference is attributable to the allocation of certain tax impacts related to the initial asset transfer.

At December 31, 2008, MGE is the majority owner, and MGE Energy is the minority owner, of MGE Transco. MGE Energy's proportionate share of the equity and net income of MGE Transco is classified within the MGE financial statements as minority interest.

ATC's summarized financial data for the twelve months ended December 31, 2008, 2007, and 2006 is as follows:

| *(In thousands)*<br>**Income statement data for the twelve months ended Dec. 31,** | **Unaudited 2008** | **2007** | **2006** |
|---|---|---|---|
| Operating revenues | $466,571 | $408,019 | $340,745 |
| Operating expenses | (208,960) | (198,179) | (179,406) |
| Other (expense) income | (514) | 78 | 1,971 |
| Interest expense, net | (69,052) | (55,829) | (41,395) |
| Earnings before members' income taxes | $188,045 | $154,089 | $121,915 |
| | | | |
| MGE's and MGE Energy's equity earnings in ATC | $7,241 | $6,047 | $5,317 |
| | | | |
| **Balance sheet data as of December 31,** | **2008** | **2007** | **2006** |
| Current assets | $50,791 | $48,329 | $33,487 |
| Noncurrent assets | 2,480,034 | 2,188,970 | 1,853,674 |
| Total assets | $2,530,825 | $2,237,299 | $1,887,161 |
| | | | |
| Current liabilities | $252,035 | $317,105 | $305,287 |
| Long-term debt | 1,109,397 | 899,127 | 648,919 |
| Other noncurrent liabilities | 120,171 | 108,494 | 125,645 |
| Members' equity | 1,049,222 | 912,573 | 807,310 |
| Total members' equity and liabilities | $2,530,825 | $2,237,299 | $1,887,161 |

## 5. Joint Plant Ownership - MGE Energy and MGE.

### a. Columbia.

MGE and two other utilities jointly own Columbia, a coal-fired generating facility, which accounts for 29% (225 MW) of MGE's net summer rated capacity. Power from this facility is shared in proportion to each company's ownership interest. MGE has a 22% ownership interest in Columbia. The other owners are WPL (a subsidiary of Alliant), which operates Columbia, and WPSC. MGE's share of fuel, operating, and maintenance expenses for Columbia were $32.6 million, $31.3 million, and $29.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. See Footnote 18 for discussion of MGE's future capital commitments as a result of this ownership interest.

Each owner provides its own financing and reflects its respective portion of facilities and operating costs in its financial statements. MGE's interest in Columbia, included in its gross utility plant in service, and the related accumulated depreciation reserves at December 31 were as follows:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| Utility plant | $113,592 | $112,079 |
| Accumulated depreciation | (71,173) | (70,562) |
| Net plant | $42,419 | $41,517 |

### b. WCCF.

MGE Power West Campus and the UW jointly own the West Campus Cogeneration Facility located on the UW campus. MGE Power West Campus owns 55% of the facility and UW owns 45% of the facility. The UW owns a controlling interest in the chilled-water and steam plants, which are used to meet the growing needs for air-conditioning and steam-heat capacity for the UW campus. MGE Power West Campus owns a controlling interest in the electric generation plant, which is leased and operated by MGE.

Each owner provides its own financing and reflects its respective portion of the facility and operating costs in its financial statements. MGE Power West Campus' interest in WCCF and the related accumulated depreciation reserves at December 31 were as follows:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| Nonregulated plant | $109,111 | $108,757 |
| Accumulated depreciation | (10,033) | (7,289) |
| Net plant | $99,078 | $101,468 |

Operating charges are allocated to the UW based on formulas contained in the operating agreement. Under the provisions of this arrangement, the UW is required to reimburse MGE for their allocated portion of fuel and operating expenses. For the years ended December 31, 2008, 2007, and 2006, the State was allocated $4.8 million, $3.0 million, and $2.6 million, respectively, in fuel and operating costs.

**c. Elm Road.**

See Footnote 21 for a discussion of MGE Energy's joint ownership interest in Elm Road.

**6. Regulatory Assets and Liabilities - MGE Energy and MGE.**

The following regulatory assets and liabilities are reflected in MGE's consolidated balance sheet as of December 31:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| **Regulatory Assets** | | |
| Environmental costs | $1,097 | $1,268 |
| Deferred charges related to interest - 2027A Series | 638 | 672 |
| Regulatory asset - SFAS No. 133 | 14,007 | 189 |
| Tax recovery related to AFUDC equity | 4,443 | 4,124 |
| Asset retirement obligation - SFAS No. 143 and FIN 47 | 4,389 | 4,247 |
| Unfunded pension and other postretirement liability | 95,231 | 33,672 |
| Debt related costs | 3,685 | 3,829 |
| Regulatory assets - Elm Road | 213 | 1,025 |
| Conservation costs | 1,124 | 2,815 |
| Blount restructuring costs | 718 | 770 |
| Other | 496 | 953 |
| *Total regulatory assets* | $126,041 | $53,564 |
| **Regulatory Liabilities** | | |
| Regulatory liability - SFAS No. 109 | $4,680 | $5,549 |
| Regulatory liability - SFAS 158 Medicare subsidy | 1,090 | 1,558 |
| Non-SFAS No. 143 removal cost | 12,799 | 13,204 |
| Regulatory liability - customer fuel credit | 5,506 | - |
| Deferred charges related to ATC | 468 | 78 |
| Congestion Cost and Line Loss Allocation Agreement | - | 2,845 |
| Other | 245 | 575 |
| *Total regulatory liabilities* | $24,788 | $23,809 |

MGE expects to recover its regulatory assets and return its regulatory liabilities through rates charged to customers based on PSCW decisions made during the ratemaking process or based on PSCW long-standing policies and guidelines. The adjustments to rates for these regulatory assets and liabilities will occur over the periods either specified by the PSCW or over the corresponding period related to the asset or liability. We believe it is probable that MGE will continue to recover from customers the regulatory assets described above based on prior and current ratemaking treatment for such costs. MGE is earning a return on all regulatory assets net of any related liabilities, except for amounts expended for environmental costs and $1.5 million in debt related costs. MGE expects to earn a return on the debt related item in its next base rate case.

***Environmental Costs***
MGE has received regulatory treatment on environmental costs including clean up of two landfill sites and a substation site and certain environmental costs at Columbia. As it relates to the landfills and substation, the regulators have only allowed MGE to recover actual environmental expenditures incurred excluding any carrying cost. As of December 31, 2008, MGE has recorded $0.5 million in regulatory assets for these environmental costs, including $0.1 million for accrual for estimated future site remediation and $0.4 million of deferrals for actual remediation costs incurred. These costs are being recovered over a four year period.

In addition, MGE has been allowed to defer actual costs plus carrying costs on certain Columbia environmental expenditures. As of December 31, 2008, MGE has recorded $0.6 million in regulatory assets related to these costs. The pre-construction portion of the costs will be transferred to construction work in progress once a Certificate of Authority is received from the PSCW. MGE expects recovery of these costs over the life of the installed equipment.

***Deferred Charges Related to Interest - 2027A Series***
Deferred charges on the interest expense of the 2027A Series relates to the incremental difference in the interest that MGE earned on its construction bond fund and the actual interest that MGE paid out on the related bonds. That incremental difference between interest earned and interest expensed is currently being amortized over the remaining life of the bonds as part of the rate recovery allowed by the PSCW.

***Regulatory Asset (Liability) - SFAS No. 133***
MGE has physical and financial contracts that are defined as derivatives under SFAS No. 133. The amounts recorded for the net mark-to-market value of the commodity based contracts is offset with a corresponding regulatory asset or liability because these transactions are part of the PGA or fuel rules clause authorized by the PSCW.

***Tax Recovery Related to AFUDC Equity***
AFUDC equity represents the after-tax equity cost associated with utility plant construction and results in a temporary difference between the book and tax basis of such plant. Deferred income taxes are provided on this temporary difference in accordance with SFAS No. 109. It is probable under PSCW regulation that MGE will recover in future rates the future increase in taxes payable represented by the deferred income tax liability. The amounts will be recovered in rates over the depreciable life of the asset for which AFUDC was applied. Tax recovery related to AFUDC equity represents the revenue requirement related to recovery of these future taxes payable, calculated at current statutory tax rates.

***Asset Retirement Obligation - SFAS No. 143 and FIN 47***
See Footnote 20 for further discussion.

***Unfunded Pension and Other Postretirement Liability***
As of December 31, 2006, MGE and MGE Energy adopted SFAS 158, *Employers' Accounting for Pension and Other Postretirement Plans*. Under SFAS 158, MGE is required to recognize the unfunded status of defined benefit pension and other postretirement pension plans as a net liability or asset on the balance sheet with an offset to other comprehensive income. The amount normally charged to other comprehensive income for the unfunded status represents future expenses that are expected to be recovered in rates. Accordingly, MGE has recorded such adjustments as a regulatory asset.

***Debt Related Costs***
This balance includes debt issuance costs of extinguished debt and other debt related expenses. See Footnote 9 for further discussion related to the swap lock. The PSCW has allowed rate recovery on unamortized issuance costs for extinguished debt facilities. When the facility replacing the old facility is deemed by the PSCW to be more favorable for the ratepayers, the PSCW will allow rate recovery of any unamortized issuance costs related to the old facility. These amounts are recovered over the term of the new facility and are classified as regulatory assets within the consolidated financial statements.

***Regulatory Assets - Elm Road***
On November 1, 2005, MGE received approval from the PSCW to defer payments made to MGE Power Elm Road for carrying costs during construction of the facility, management fees, community impact mitigation, and transition costs. MGE anticipates collection in rates of carrying costs over a four year period beginning in the year of payment. All other costs are collected in rates over a one to two year period.

*Conservation Costs*
MGE has received regulatory treatment for certain conservation expenditures. The expenditures are used for demand-side management programs to promote energy efficiency on the customer's premises. Costs for demand-side management programs are estimated in MGE's rates utilizing escrow accounting. The escrow accounting allows the utility to true-up its actual costs incurred and reflect the amount of the true-up in its next rate case filing and amortize the amount over the rate case period.

*Blount Restructuring Costs*
On January 19, 2006, MGE announced a plan, subject to certain conditions, that includes discontinuing coal use at the end of 2011 at Blount. The plant will continue to run on natural gas but will be reduced from its current approximate 190 MW capacity to 100 MW when coal burning is discontinued. MGE has determined certain employee positions will be eliminated in 2011 as a result of this exit plan. Accordingly, this plan has resulted in certain involuntary and voluntary severance benefits. Additionally, this exit plan resulted in a curtailment under SFAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits*, and retention bonus payments. Recovery of these amounts began in 2008 and will continue through 2011. Costs will be recovered in rates in the year cash payments are expected to be made.

*Regulatory Liability - SFAS No. 109*
Regulation and SFAS No. 109 have resulted in a regulatory liability related to income taxes. Excess deferred income taxes result from past taxes provided at rates higher than current rates. The SFAS No. 109 regulatory liability and deferred investment tax credit reflects the revenue requirement associated with the return of these tax benefits to customers.

*Regulatory Liability - SFAS 158 Medicare Subsidy*
This amount relates to the difference in treatment of the Medicare Part D Subsidy for tax and book purposes under the provisions of SFAS 158. For SFAS 109 purposes, the benefit of this subsidy is excluded from the computation of the unfunded liability. However, for financial statement purposes, the unfunded liability includes (or is reduced by) the benefit of the Medicare Part D Subsidy. Such tax benefits will be returned to customers in rates in future periods.

*Non-SFAS No. 143 Removal Costs*
In connection with the adoption of SFAS No. 143, *Accounting for Asset Retirement Obligations*, companies are required to reclassify cumulative collections for non-ARO removal costs as a regulatory liability, with an offsetting entry to accumulated depreciation. Under the current rate structure, these removal costs are being recovered as a component of depreciation expense.

*Regulatory Liability - Customer Fuel Credit*
See Footnote 17 for further discussion.

*Congestion Cost and Line Loss Allocation Agreement*
On February 14, 2007, MGE signed a five year Congestion Cost and Line Loss Allocation Service Agreement. Under the provisions of this agreement, certain load serving entities in the Wisconsin and Upper Peninsula of Michigan System (WUMS) agreed to aggregate and equitably allocate certain costs that have not been perfectly allocated by the MISO Day 2 market. Specifically, this agreement achieves a uniform line loss percentage and socializes the costs incurred as a result of shortages in the FTR allocation process. The benefit received or expense incurred under the agreement is required to be returned to or collected from customers. The amounts collected in 2007 related to this agreement were returned to customers in 2008.

## 7. Common Equity.

### a. Common Stock - MGE Energy.

On November 9, 2006, MGE Energy entered into a Distribution Agreement with JP Morgan under which MGE Energy may offer and sell up to 1,500,000 shares of its common stock. This agreement expired in December 2008. During 2008, MGE Energy did not issue any shares of its common stock under this agreement. During 2007, MGE Energy issued 383,500 shares of its common stock for $12.7 million in net proceeds under this agreement. These sales were made pursuant to an effective shelf registration statement MGE Energy filed with the SEC in March 2003.

MGE Energy also sells shares of its common stock through its Stock Plan. Those shares may be newly issued shares or shares that MGE Energy has purchased in the open market for resale to participants in the Stock Plan. All sales are covered by a shelf registration statement that MGE Energy filed with the SEC. During the period from March 2005 to May 2006, MGE Energy generally purchased shares in the open market for Stock Plan participants. In June 2006, MGE Energy switched from purchasing shares on the open market to issuing new shares of its common stock for the Stock Plan. For the twelve months ended December 31, 2008 and 2007, MGE Energy issued 954,238 and 591,443 new shares of common stock under the Stock Plan for net proceeds of $31.0 million and $20.1 million, respectively.

During the twelve months ended December 31, 2008 and 2007, MGE Energy paid $31.8 million (or $1.43 per share) and $30.3 million (or $1.41 per share), respectively, in cash dividends on its common stock. Dividends on common stock at MGE are subject to restrictions imposed by the PSCW and the covenants of MGE's outstanding first mortgage bonds. See Footnote 9 and the "Liquidity and Capital Resources - Financing Activities-Dividend Restrictions" under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of these covenants.

**b. Preferred Stock - MGE Energy and MGE.**

MGE has 1,175,000 shares of $25 par value redeemable preferred stock (cumulative) that is authorized but unissued at December 31, 2008 and 2007.

**c. Dilutive Shares Calculation - MGE Energy.**

MGE Energy does not hold any dilutive securities.

**8. Minority Interest - MGE.**

**a. MGE Power West Campus.**

MGE Power West Campus is not a subsidiary of MGE; however, it has been consolidated in the consolidated financial statements of MGE, due to the adoption of FIN 46(R) (see Footnote 2). MGE Power West Campus is 100% owned by MGE Power and MGE Power is 100% owned by MGE Energy. MGE Energy's proportionate share of the equity and net income (through its wholly owned subsidiary MGE Power) of MGE Power West Campus is classified within the MGE financial statements as minority interest. Minority interest on the balance sheet related to MGE Power West Campus at December 31, 2008 and 2007, is $32.3 million and $36.4 million, respectively. For the years ended December 31, 2008, 2007, and 2006, MGE Power had earned $7.6 million, $7.7 million, and $7.8 million, net of tax, from its interest in MGE Power West Campus, respectively. This amount is recorded as minority interest expense, net of tax, on MGE's consolidated statement of income.

**b. MGE Transco.**

At December 31, 2008, MGE is the majority owner, and MGE Energy is the minority owner, of MGE Transco. MGE Energy's proportionate share of the equity and net income of MGE Transco is classified within the MGE financial statements as minority interest. Minority interest on the balance sheet related to MGE Transco at December 31, 2008 and 2007, is $6.6 million and $3.2 million, respectively. For the years ended December 31, 2008, 2007, and 2006, MGE Energy had earned $0.8 million, $0.5 million, and $0.4 million, net of tax, from its interest in MGE Transco, respectively. These amounts are recorded as minority interest expense, net of tax, on MGE's consolidated statement of income.

**c. MGE Power Elm Road.**

Similar to MGE Power West Campus, MGE Power Elm Road is not a subsidiary of MGE; however, it has been consolidated in the consolidated financial statements of MGE, due to the adoption of FIN 46(R) (see Footnote 2). MGE Power Elm Road is 100% owned by MGE Power and MGE Power is 100% owned by MGE Energy. MGE Energy's proportionate share of the equity and net income (through its wholly owned subsidiary MGE Power) of MGE Power Elm Road is classified within the MGE financial statements as minority interest. Minority interest on the balance sheet related to MGE Power Elm Road at December 31, 2008 and 2007, is $135.3 million and $97.4 million, respectively. For the years ended December 31, 2008, 2007, and 2006, MGE Power recognized earnings of $3.9 million, $2.6 million, and $1.4 million, net of tax, from its interest in MGE Power Elm Road, respectively. These amounts are recorded as minority interest expense, net of tax, on MGE's consolidated statement of income.

## 9. Long-Term Debt.

### a. 5.59% Senior Notes - MGE and MGE Energy.

On September 11, 2008, MGE issued $40 million of unsecured 5.59% senior notes due September 11, 2018. MGE used the net proceeds from the sale of the notes to repay $30 million of its 6.02% Medium-Term Notes that matured on September 15, 2008 and to repay $10 million of its short-term indebtedness consisting of commercial paper. Holders of the notes have the right to require MGE to repurchase their notes at par in the event of an acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGE Energy, Inc. The Note Purchase Agreement requires MGE to maintain a ratio of its consolidated indebtedness to consolidated total capitalization not to exceed a maximum of 65%. The Note Purchase Agreement also restricts MGE from issuing "Priority Debt" in an amount exceeding 20% of its consolidated assets. Priority Debt is defined as any indebtedness of MGE secured by liens other than specified liens permitted by the Note Purchase Agreement and certain unsecured indebtedness of certain subsidiaries.

### b. 6.247% Medium-Term Notes - MGE and MGE Energy.

On September 19, 2007, MGE issued $25 million of unsecured 6.247% medium-term notes due September 15, 2037. The notes were issued pursuant to an Indenture dated as of September 1, 1998, between MGE and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee.

The net proceeds from the sale of the notes were used to refinance $15 million of MGE's 7.49% medium-term notes which became due on September 20, 2007, and short-term indebtedness. The notes are redeemable at any time at MGE's option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or (ii) the discounted present value of the remaining scheduled payments of principal and interest on the Notes to be redeemed (as provided in the Notes), plus accrued interest to the redemption date.

On July 20, 2007, MGE had entered into a $25 million swap lock with a financial institution to fix a portion of the interest rate related to the aforementioned debt issuance. Under the terms of the swap lock, MGE agreed to pay a fixed rate of 5.813% per annum and receive from the financial institution a floating rate equal to six months U.S. LIBOR (London Interbank Offered Rate). On September 14, 2007, MGE terminated the swap lock and was obligated to make a $1.7 million payment as a result of the difference between these two rates. Of this amount, $1.5 million of the cost has been deferred on the December 31, 2007, balance sheet as a regulatory asset in accordance with the provisions of SFAS 71. This amount is expected to be collected in rates ratably over the term of the 6.247% medium-term notes beginning in 2010. The remaining $0.2 million of the cost of this instrument was reflected as an expense in MGE and MGE Energy's income statement for the twelve months ended December 31, 2007.

### c. 5.68% and 5.19% Senior Secured Notes - MGE and MGE Energy.

The 5.68% and the 5.19% senior secured notes require that MGE Power West Campus maintain a projected debt service coverage ratio of not less than 1.25 to 1.00, and debt to total capitalization ratio of not more than .65 to 1.00.

The debt is secured by a collateral assignment of lease payments that MGE is making to MGE Power West Campus for use of the cogeneration facility pursuant to a long-term agreement.

### d. First Mortgage Bonds - MGE Energy and MGE.

MGE's utility plant is subject to the lien of its Indenture of Mortgage and Deed of Trust, under which its first mortgage bonds are issued.

MGE's outstanding first mortgage bonds contain certain debt covenant restrictions with respect to dividends. The covenant restricts the payment of dividends or any other distribution or purchase of shares to the existing earned surplus (retained earnings) on MGE common stock. MGE's earned surplus exceeded all such payments for all years covered under this report.

**e. Other Long-Term Debt - MGE Energy and MGE.**

MGE has $15 million of 6.58% medium-term notes due in 2012 and $19.3 million of 4.875% Industrial Development Revenue Bonds, refinanced in 2012, due in 2027.

The indenture under which the medium-term notes were issued provides that they will be entitled to be equally and ratably secured in the event that MGE issues any additional first mortgage bonds.

Below is MGE Energy's and MGE's aggregate maturities for all long-term debt for years following the December 31, 2008, balance sheet.

| *(In thousands)* | Amount |
|---|---|
| 2009 .................... | $ - |
| 2010 .................... | - |
| 2011 .................... | - |
| 2012 .................... | 34,300 |
| 2013 .................... | 347 |
| Future years.......... | 238,853 |
| Total* .................. | $273,500 |

**Includes $30 million and $20 million maturity for MGE Power West Campus, which is consolidated with MGE's debt in accordance with FIN 46(R) (see Footnote 2).*

**10. Notes Payable to Banks, Commercial Paper, and Lines of Credit - MGE Energy and MGE.**

**a. MGE Energy.**

On December 30, 2008, MGE Energy entered into an agreement with a group of lenders providing MGE Energy with a $20 million revolving credit facility. The revolving credit facility expires on September 30, 2009. This facility carries interest at either (1) a "floating rate," calculated on a daily basis as the highest of a prime rate, a Federal Funds effective rate plus ½% per annum, or a Eurodollar Rate for a one month interest plus 1% or (2) a "Eurodollar Rate," calculated as provided in the agreement for the selected interest period, plus 1%. Interest based upon a floating rate is payable monthly. Interest based upon a Eurodollar Rate is payable on the last day of the selected interest period, unless that interest period exceeds three months, in which case it is also payable on the three-month anniversary of the first day of the selected interest period. No borrowings were outstanding under this facility at December 31, 2008.

On August 29, 2008, MGE Energy entered into a separate agreement establishing a $20 million revolving credit facility. The revolving credit facility expires on August 28, 2009. This facility carries an interest rate based on prime or a LIBOR-based rate plus, in the case of the LIBOR-based rate, an adder, not to exceed 1.0% per annum, based on the credit rating of MGE's senior unsecured debt. Interest is payable monthly, if based upon prime, and on the last day of each interest period if less than three months or the three-month anniversary of the first day of the interest period, if based upon the LIBOR-based rate. No borrowings were outstanding under this facility at December 31, 2008.

On December 21, 2005, MGE Energy entered into a five-year unsecured revolving credit facility under which it may borrow up to $80 million from a group of lenders. Interest rates on borrowings under the credit facility are based on either prime or LIBOR plus, in the case of the LIBOR-based rate, an adder, not to exceed 0.750% per annum, based on the senior unsecured credit rating of MGE. Interest is payable monthly. Amounts borrowed may be repaid and reborrowed from time to time until maturity.

The agreements require MGE Energy to maintain a ratio of its consolidated indebtedness to consolidated total capitalization not to exceed a maximum of 65%. A change in control constitutes a default under the agreements. Change in control events are defined as (i) a failure by MGE Energy to hold 100% of the outstanding voting equity interest in MGE or (ii) the acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGE Energy by one person or two or more persons acting in concert.

**b. MGE.**

For short-term borrowings, MGE generally issues commercial paper (issued at the prevailing discount rate at the time of issuance), which is supported by unused committed bank lines of credit. On December 21, 2005, MGE entered into an amended and restated unsecured revolving credit facility under which it may borrow up to $55 million from a group of lenders. The credit facility is available for the issuance of letters of credit. The credit facility matures December 21, 2010. Interest rates on borrowings under the credit facility are based on either prime or LIBOR plus, in the case of the LIBOR-based rate, based on the credit rating of MGE's senior unsecured debt an adder, not to exceed 0.750% per annum. Interest is payable monthly.

On August 29, 2008, MGE entered into an agreement establishing a $20 million committed unsecured revolving credit facility. The agreement expires on March 31, 2009. This facility carries an interest rate based on either prime or a LIBOR-type rate for each applicable interest period plus, in the case of the LIBOR-type rate, 0.40%. Interest is payable on the last day of each calendar quarter, if based upon prime, and on the last day of each interest period if less than three months or the three-month anniversary of the first day of the interest period, if based upon the LIBOR-type rate . The facility is expected to be used as a backup facility to MGE's commercial paper program. No borrowings were outstanding under this facility at December 31, 2008.

The agreements require MGE to maintain a ratio of consolidated debt to consolidated total capitalization not to exceed a maximum of 65%. The ratio calculation excludes assets, liabilities, revenues and expenses included in MGE's financial statements as a result of the application of FIN 46(R). A change in control constitutes a default under the agreements. Change in control events are defined as (i) a failure by MGE Energy to hold 100% of the outstanding voting equity interest in MGE or (ii) the acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGE Energy by one person or two or more persons acting in concert.

**c. MGE Energy and MGE.**

Information concerning short-term borrowings for the past three years is shown below:

| | As of December 31, | | |
|---|---|---|---|
| *(In thousands)* | 2008 | 2007 | 2006 |
| **MGE Energy** | | | |
| Available lines of credit | $195,000 | $155,000 | $155,000 |
| Short-term debt outstanding | $124,500 | $103,500 | $57,000 |
| Weighted-average interest rate | 1.31% | 4.71% | 5.56% |
| *During the year:* | | | |
| Maximum short-term borrowings | $139,000 | $108,500 | $90,000 |
| Average short-term borrowings | $110,803 | $59,113 | $67,026 |
| Weighted-average interest rate | 2.88% | 5.39% | 5.20% |
| **MGE** | | | |
| Available lines of credit | $75,000 | $75,000 | $75,000 |
| Commercial paper outstanding | $51,000 | $61,000 | $29,500 |
| Weighted-average interest rate | 0.91% | 4.47% | 5.32% |
| *During the year:* | | | |
| Maximum short-term borrowings | $64,000 | $64,000 | $70,250 |
| Average short-term borrowings | $46,210 | $27,954 | $46,452 |
| Weighted-average interest rate | 2.44% | 5.08% | 5.02% |

**11. Fair Value of Financial Instruments - MGE Energy and MGE.**

At December 31, 2008 and 2007, the carrying amount of cash, cash equivalents, and outstanding commercial paper approximates fair market value due to the short maturity of those investments and obligations. The estimated fair market value of MGE's long-term debt is based on quoted market prices at December 31. The estimated fair market value of MGE Energy's and MGE's financial instruments are as follows:

| (In thousands) | 2008 Carrying Amount | 2008 Fair Value | 2007 Carrying Amount | 2007 Fair Value |
|---|---|---|---|---|
| **MGE Energy** | | | | |
| *Assets:* | | | | |
| Cash and cash equivalents | $4,106 | $4,106 | $3,789 | $3,789 |
| Restricted cash* | 4,805 | 4,805 | 2,896 | 2,896 |
| *Liabilities:* | | | | |
| Short-term debt - bank loans | 73,500 | 73,500 | 42,500 | 42,500 |
| Short-term debt - commercial paper | 51,000 | 51,000 | 61,000 | 61,000 |
| Long-term debt** | 273,500 | 261,315 | 263,500 | 260,787 |
| **MGE** | | | | |
| *Assets:* | | | | |
| Cash and cash equivalents | 1,318 | 1,318 | 1,859 | 1,859 |
| Restricted cash* | 4,805 | 4,805 | 2,896 | 2,896 |
| *Liabilities:* | | | | |
| Short-term debt - commercial paper | 51,000 | 51,000 | 61,000 | 61,000 |
| Long-term debt** | 273,500 | 261,315 | 263,500 | 260,787 |

**The restricted cash amount for 2008 is shown net of $10.5 million of cash collateral that was netted against net derivatives positions as well as other liabilities with counterparties.*
***Includes long-term debt due within one year.*

As of January 1, 2008, MGE and MGE Energy adopted SFAS 157, *Fair Value Measurements*. The adoption of this standard requires enhanced disclosures about MGE's and MGE Energy's assets and liabilities carried at fair value.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability including assumptions about risk. The standard also establishes a three level fair value hierarchy based upon the observability of the assumptions used and requires the use of observable market data when available. The levels are:

Level 1 - Pricing inputs are quoted prices within active markets for identical assets or liabilities.

Level 2 - Pricing inputs are quoted prices within active markets for similar assets or liabilities; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations that are correlated with or otherwise verifiable by observable market data.

Level 3 - Pricing inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability.

In February 2008, the FASB issued FSP FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. MGE Energy and MGE have elected to defer the adoption of the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities. The adoption of FSP FAS 157-2, effective January 1, 2009, will not have any material impact on MGE Energy and MGE.

On October 10, 2008, the FASB issued FSP FAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, which clarifies the application of SFAS No. 157 and was effective upon issuance. This standard provides guidance on determination of the fair value of a financial asset in a market where that financial asset is inactive. The adoption of this standard did not have any material impact on MGE Energy and MGE.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis for MGE Energy and MGE.

| *(In thousands)* | Fair Value as of December 31, 2008 | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| **MGE Energy** | | | | |
| Assets: | | | | |
| Cash and cash equivalents.......... | $4,106 | $4,106 | $- | $- |
| Restricted cash *(a)*...................... | 15,297 | 15,297 | - | - |
| Exchange-traded investments...... | 511 | 511 | - | - |
| Total Assets............................... | $19,914 | $19,914 | $- | $- |
| Liabilities: | | | | |
| Derivatives, net *(b)*..................... | $14,007 | $4,788 | $- | $9,219 |
| Deferred compensation .............. | 1,171 | 1,171 | - | - |
| Total Liabilities.......................... | $ 15,178 | $5,959 | $- | $9,219 |
| **MGE** | | | | |
| Assets: | | | | |
| Cash and cash equivalents.......... | $1,318 | $1,318 | $- | $- |
| Restricted cash *(a)*...................... | 15,297 | 15,297 | - | - |
| Exchange-traded investments...... | 364 | 364 | - | - |
| Total Assets............................... | $16,979 | $16,979 | $- | $- |
| Liabilities: | | | | |
| Derivatives, net *(b)*..................... | $14,007 | $4,788 | $- | $9,219 |
| Deferred compensation .............. | 1,171 | 1,171 | - | - |
| Total Liabilities.......................... | $15,178 | $5,959 | $- | $9,219 |

(a) *These amounts are shown gross and exclude $10.5 million of cash collateral that was netted against net derivative positions as well as other liabilities with counterparties.*

(b) *These amounts are shown gross and exclude $4.8 million and $5.1 million of cash collateral that was netted against net derivative positions with counterparties for Level 1 and Level 3, respectively.*

Derivatives include exchange-traded derivative contracts, a ten-year purchased power agreement, and FTRs. Most exchange-traded derivative contracts are valued based on unadjusted quoted prices in active markets and are therefore classified as Level 1. A small number of exchange-traded derivative contracts are valued using quoted market pricing in markets with insufficient volumes and are therefore classified as Level 3. Transactions done with an over-the-counter party are on inactive markets and are therefore classified as Level 3. These transactions are valued based on quoted prices with markets with similar exchange traded transactions. The ten-year purchased power agreement (see Footnote 16) was valued using an internally-developed pricing model and therefore classified as Level 3. The model includes both observable and unobservable inputs. Inputs to the model require significant management judgment and estimation. The model uses a forward power pricing curve based on exchange-traded contracts in the electric futures market. As described above, the market prices from this source have insufficient volumes and are classified as Level 3 in the fair value hierarchy. To project future prices beyond the period in which these quoted market prices are available, MGE calculates the price based on forward gas prices and an implied heat rate. MGE considers the assumptions that market participants would use in valuing the asset or liability. This consideration includes assumptions about market risk such as liquidity, volatility and contract duration. The fair value model incorporates discounting, credit, and model risks. FTRs are priced based upon monthly auction results for identical or similar instruments in a closed market with limited data available and are therefore classified as Level 3.

Cash and cash equivalents include investments with maturities of less than three months which are traded in active markets and deposit accounts, and are therefore classified as Level 1.

Restricted cash primarily includes cash collateral related to derivative and hedging instruments and is therefore classified as Level 1.

Investments include exchange-traded investment securities valued using quoted prices on active exchanges and are therefore classified as Level 1.

The deferred compensation plan allows participants to defer certain cash compensation into a notional investment account. These amounts are included within other deferred liabilities in the balance sheets of MGE Energy and MGE. The notional investments earn interest based upon the semiannual rate of U.S. Treasury Bills having a 26 week maturity increased by 1% compounded monthly, with a minimum annual rate of 7%, compounded monthly, and are therefore based upon observable market data and classified as Level 1.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for both MGE Energy and MGE.

| *(In thousands)* **Twelve Months Ended December 31, 2008** | |
|---|---|
| Balance as of January 1, 2008 | $(444) |
| Realized and unrealized gains (losses): | |
| Included in regulatory liabilities (assets) | (8,801) |
| Included in other comprehensive income | 26 |
| Included in earnings | 21 |
| Included in current assets | - |
| Purchases, sales, issuances, and settlements, net | (21) |
| Transfers in and/or out of Level 3 | - |
| Balance as of December 31, 2008 | $(9,219) |
| Total gains (losses) included in earnings attributed to the change in unrealized gains (losses) related to assets and liabilities held at December 31, 2008 *(c)* | $- |

The following table presents total realized and unrealized gains (losses) included in income for Level 3 assets and liabilities measured at fair value on a recurring basis during the twelve months ended December 31, 2008, for both MGE Energy and MGE. *(c)*.

| *(In thousands)* | Purchased Power Expense | Cost of Gas Sold Expense | Regulated Gas Revenues |
|---|---|---|---|
| Total gains (losses) included in earnings for the twelve months ended December 31, 2008 | $139 | $(59) | $(59) |

*(c) MGE's exchange-traded derivative contracts, ten-year purchased power agreement, and FTRs are subject to regulatory deferral under the provisions of SFAS 71. These derivatives are therefore marked to fair value pursuant to SFAS 133 and are offset with a corresponding regulatory asset or liability. A portion of MGE's derivative contracts fall under the incentive mechanism within the PGA clause and shareholders have the ability to receive a set percentage of the benefit or loss from these deals if certain thresholds are achieved. Under these derivatives, only the gains or losses associated with customers are subject to regulatory deferral under SFAS 71. The remaining shareholder portion is reflected in other comprehensive income. As a result of the above described treatment, there are no unrealized gains or losses that flow through earnings.*

## 12. Income Taxes.

### a. MGE Energy Income Taxes.

MGE Energy files a consolidated federal income tax return that includes the operations of all subsidiary companies. The consolidated income tax provision consists of the following provision (benefit) components for the years ended December 31:

| *(In thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current payable: | | | |
| Federal | $15,764 | $22,482 | $16,169 |
| State | 5,060 | 5,033 | 4,921 |
| Net-deferred: | | | |
| Federal | 7,361 | 37 | 4,565 |
| State | 1,222 | 713 | 676 |
| Amortized investment tax credits | (351) | (410) | (432) |
| Total income tax provision | $29,056 | $27,855 | $25,899 |

MGE Energy's consolidated income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes, as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Statutory federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 5.0% | 4.8% | 5.0% |
| Amortized investment tax credits | (0.4)% | (0.5)% | (0.6)% |
| Credit for electricity from wind energy | (2.4)% | (0.6)% | (0.5)% |
| Domestic manufacturing deduction | (0.5)% | (0.6)% | (0.5)% |
| Other, net, individually insignificant | (1.2)% | (1.8)% | (0.5)% |
| Effective income tax rate | 35.5% | 36.3% | 37.9% |

The significant components of deferred tax liabilities (assets) that appear on MGE Energy's consolidated balance sheets as of December 31 are as follows:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| Property-related | $116,492 | $105,527 |
| Investment in ATC | 16,003 | 15,171 |
| Bond transactions | 2,133 | 2,274 |
| Pension expense | 3,339 | 1,781 |
| Unfunded pension and other postretirement liability | 38,547 | 13,514 |
| FAS 133 Derivatives | 5,702 | 406 |
| Tax deductible prepayments | 6,743 | 6,579 |
| Other | 9,031 | 7,523 |
| Gross deferred income tax liabilities | 197,990 | 152,775 |
| Accrued expenses | (18,242) | (13,605) |
| Retirement benefits, other than pension | (9,478) | (8,105) |
| Deferred tax regulatory account | (3,220) | (3,479) |
| Unfunded pension and other postretirement liability | (39,393) | (14,826) |
| FAS 133 Derivatives | (5,702) | (406) |
| Other | (1,510) | (1,174) |
| Gross deferred income tax assets | (77,545) | (41,595) |
| Less valuation allowance | 366 | 366 |
| Net deferred income tax assets | (77,179) | (41,229) |
| Deferred income taxes | $120,811 | $111,546 |

The valuation allowance reduces MGE Energy's deferred tax assets for state carryforward losses to estimated realizable value due to the uncertainty of future income estimates in various state tax jurisdictions.

For tax purposes, as of December 31, 2008, MGE Energy had approximately $7.5 million of state tax net operating loss deductions that expire between 2011 to 2019 if unused.

**b. MGE Income Taxes.**

MGE Energy files a consolidated federal income tax return. The subsidiaries calculate their respective federal income tax provisions as if they were separate taxable entities.

On a separate company basis, the components of MGE's income tax provision are as follows for the years ended December 31:

| *(In thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current payable: | | | |
| Federal | $14,313 | $21,899 | $16,468 |
| State | 4,710 | 4,882 | 4,910 |
| Net-deferred: | | | |
| Federal | 7,255 | 11 | 4,241 |
| State | 1,199 | 703 | 598 |
| Amortized investment tax credits | (351) | (410) | (432) |
| Total income tax provision | $27,126 | $27,085 | $25,785 |

MGE's income tax provision on as separate company basis differs from the amount computed by applying the statutory federal income tax rate to income before minority interest and income tax provision as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Statutory federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal benefit | 5.0% | 4.7% | 5.0% |
| Amortized investment tax credits | (0.5)% | (0.5)% | (0.6)% |
| Credit for electricity from wind energy | (2.5)% | (0.6)% | (0.5)% |
| Domestic manufacturing deduction | (0.5)% | (0.6)% | (0.5)% |
| Other, net, individually insignificant | (1.3)% | (1.8)% | (0.5)% |
| Effective income tax rate | 35.2% | 36.2% | 37.9% |

The significant components of deferred tax liabilities (assets) that appear on MGE's consolidated balance sheets as of December 31 are as follows:

| *(In thousands)* | 2008 | 2007 |
|---|---|---|
| Property-related | $116,492 | $105,527 |
| Investment in ATC | 16,003 | 15,171 |
| Bond transactions | 2,133 | 2,274 |
| Pension expense | 3,339 | 1,781 |
| Unfunded pension and other postretirement liability | 38,547 | 13,514 |
| FAS 133 Derivatives | 5,702 | 406 |
| Tax deductible prepayments | 6,743 | 6,579 |
| Other | 8,780 | 7,067 |
| Gross deferred income tax liabilities | 197,739 | 152,319 |
| Accrued expenses | (18,116) | (13,362) |
| Retirement benefits, other than pension | (9,478) | (8,105) |
| Deferred tax regulatory account | (3,220) | (3,479) |
| FAS 133 Derivatives | (5,702) | (406) |
| Unfunded pension and other postretirement liability | (39,393) | (14,826) |
| Other | (1,522) | (1,430) |
| Gross deferred income tax assets | (77,431) | (41,608) |
| Less valuation allowance | 366 | 366 |
| Net deferred income tax assets | (77,065) | (41,242) |
| Deferred income taxes | $120,674 | $111,077 |

The valuation allowance reduces MGE's deferred tax assets for state carryforward losses to estimated realizable value due to the uncertainty of future income estimates in various state tax jurisdictions.

For tax purposes, as of December 31, 2008, MGE had approximately $7.5 million of state tax net operating loss deductions that expire between 2011 to 2019 if unused.

c. **FIN 48 - MGE Energy and MGE.**

MGE Energy and MGE adopted the provisions of FIN 48 on January 1, 2007. Under FIN 48, the difference between the tax benefit amount taken on prior year tax returns, or expected to be taken on a current year tax return, and the tax benefit amount recognized in the financial statements is an unrecognized tax benefit. MGE Energy and MGE have elected to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses, although no penalties have been recorded.

A tabular reconciliation of unrecognized tax benefits and interest under FIN 48 from January 1, 2007 (date of adoption) to December 31, 2008, is as follows:

| *(In thousands)* | Tax | Interest |
|---|---|---|
| Amounts of unrecognized tax benefits, January 1, 2007, upon adoption of FIN 48 (Amounts are for years prior to 2007) | $277 | $99 |
| Settlements with taxing authorities paid in 2007 | (186) | (24) |
| Reductions to beginning balance of unrecognized tax benefits as a result of settlements with taxing authorities | (91) | (75) |
| Additions based on tax positions related to 2007 | 99 | - |
| Unrecognized tax benefits, December 31, 2007 | 99 | - |
| Additions based on tax positions related to 2008 | 77 | - |
| Accrued interest on unrecognized tax benefits | - | 9 |
| Unrecognized tax benefits, December 31, 2008 and associated accrued interest | $176 | $9 |

Unrecognized tax benefits are liabilities shown with Other Deferred Liabilities on the December 31, 2008 and December 31, 2007, balance sheets.

Unrecognized tax benefits included in the January 1, 2008 balance relate mainly to federal permanent differences and tax credits, the realization of which would not significantly impact the effective tax rate. The unrecognized tax benefits arising in 2008 relate mainly to federal permanent differences and tax credits, the realization of which would not significantly impact the effective tax rate. The unrecognized tax benefits at December 31, 2008, are not expected to significantly increase or decrease within the next twelve months.

Wisconsin requires each corporation within a consolidated group to file a separate tax return.

The following table shows tax years that remain subject to examination by major jurisdiction:

| **Taxpayer** | **Open Years** |
|---|---|
| MGE Energy and consolidated subsidiaries in federal return | 2005 through 2008 |
| MGE Energy Wisconsin separate corporation return | 2004 through 2008 |
| MGE Wisconsin separate corporation return | 2005 through 2008 |

## 13. Pension Plans and Other Postretirement Benefits - MGE Energy and MGE.

MGE maintains qualified and nonqualified pension plans, health care and life insurance benefits, and two defined contribution 401(k) benefit plans for its employees and retirees. MGE's costs for the 401(k) plans were $1.2 million in 2008 and $1.0 million in both 2007 and 2006. A measurement date of December 31 is utilized for all pension and postretirement benefit plans.

At December 31, 2008, MGE employs 239 individuals who are covered by a collective bargaining agreement with Local Union No. 2304 of the IBEW, 98 employees who are covered by a collective bargaining agreement with Local Union No. 39 of the Office and Professional Employees International Union (OPEIU), and five employees covered by a collective bargaining agreement with USW Local Union Unit No. 2-0111 (USW). On May 12, 2006, the OPEIU employees ratified a new three-year labor agreement; on September 21, 2006, the IBEW employees ratified a new three-year labor agreement; and on October 11, 2006, the USW also ratified a new three-year labor agreement. Pursuant to these agreements, the OPEIU, IBEW, and USW have agreed to defined contribution pension plans for employees hired after December 31, 2006. All new nonunion employees hired after December 31, 2006, have also been enrolled in the defined contribution pension plan, rather than the defined benefit pension plan previously in place for existing nonunion employees.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Pension and Other Postretirement Plans*. This pronouncement requires the recognition of the funded status of defined benefit and postretirement benefit plans on the balance sheet. Additionally, this statement requires that certain previously disclosed but unrecognized costs be recognized on the balance sheet. The provisions of this statement were adopted by MGE as of December 31, 2006, and are reflected in the following disclosure.

**a. Benefit Obligations.**

| (In thousands) | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| Change in benefit obligation: | 2008 | 2007 | 2008 | 2007 |
| Net benefit obligation at beginning of year | $176,938 | $176,312 | $59,331 | $49,986 |
| Service cost | 5,022 | 5,165 | 1,724 | 1,618 |
| Interest cost | 11,305 | 10,421 | 3,743 | 3,101 |
| Plan participants' contributions | - | - | 442 | 366 |
| Plan amendments | - | - | - | 793 |
| Actuarial (gain) loss | 4,904 | (9,253) | (354) | 4,912 |
| Special termination benefits | 11 | 22 | - | - |
| Gross benefits paid | (6,382) | (5,729) | (2,233) | (1,570) |
| Less: federal subsidy on benefits paid | - | - | 133 | 125 |
| Benefit obligation at end of year | $191,798 | $176,938 | $62,786 | $59,331 |

The accumulated benefit obligation for the defined benefit pension plans at the end of 2008 and 2007 was $166.2 million and $153.3 million, respectively.

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| Weighted-average assumptions used to determine end of year benefit obligations: | 2008 | 2007 | 2008 | 2007 |
| Discount rate | 6.11% | 6.24% | 6.11% | 6.29% |
| Rate of compensation increase | 4.56% | 4.55% | N/A | N/A |

The following table shows assumed health care cost trend rates at December 31:

| | 2008 | 2007 |
|---|---|---|
| Health care cost trend rate assumed for next year | 8% | 8% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5% | 5% |
| Year that the rate reaches the ultimate trend rate | 2015 | 2012 |

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

The following table shows how an assumed 1% increase or 1% decrease in health care cost trends could impact postretirement benefits in 2008 dollars:

| (In thousands) | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on other postretirement benefit obligation | $8,824 | $(7,562) |

On December 8, 2003, the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act) was signed into law authorizing Medicare to provide prescription drug benefits to retirees. The Act introduced a prescription drug benefit under Medicare as well as a Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare prescription drug benefit. Management believes the prescription drug benefit provided under MGE's postretirement benefit plans is at least actuarially equivalent to the Medicare prescription drug benefit. In response to the enactment of the Act, on May 19, 2003, FSP 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, was issued, resulting in a remeasurement of its postretirement benefits and a remeasurement of its postretirement plans' assets and APBO as of January 1, 2004. For the year ended December 31, 2008, the subsidy due to MGE was $0.1 million.

**b. Plan Assets.**

| *(In thousands)* | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| Change in plan assets: | 2008 | 2007 | 2008 | 2007 |
| Fair value of plan assets at beginning of year ... | $145,118 | $134,372 | $16,542 | $15,261 |
| Actual return on plan assets .............................. | (40,774) | 10,819 | (3,931) | 1,795 |
| Employer contributions .................................. | 5,124 | 5,656 | 2,586 | 690 |
| Plan participants' contributions ........................ | - | - | 442 | 366 |
| Gross benefits paid ........................................ | (6,382) | (5,729) | (2,233) | (1,570) |
| Fair value of plan assets at end of year ............ | $103,086 | $145,118 | $13,406 | $16,542 |

The expected long-term rate of return on the pension plan assets was 9.0% in both 2008 and 2007 and has been reduced to 8.5% for 2009 and beyond.

**c. Explanation of Long-Term Rate of Return.**

MGE employs a building-block approach in determining the expected long-term rate of return for asset classes. Historical markets are studied and long-term historical relationships among asset classes are analyzed, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as interest rates and dividend yields are evaluated before long-term capital market assumptions are determined.

The expected long-term nominal rate of return for plan assets is primarily a function of expected long-term real rates of return for component asset classes and the plan's target asset allocation in conjunction with an inflation assumption. Peer data and historical returns are reviewed to check for appropriateness.

The asset allocation for MGE's pension plans at the end of 2008 and 2007, and the target allocation for 2009, by asset category, follows:

| | Target Allocation | Percentage of Plan Assets at Year End | |
|---|---|---|---|
| | | 2008 | 2007 |
| Equity securities ...... | 75.0% | 72.0% | 75.6% |
| Debt securities.......... | 15.0% | 14.7% | 13.2% |
| Real estate ............... | 10.0% | 13.3% | 11.2% |
| Total ........................ | 100.0% | 100.0% | 100.0% |

**d. Investment Strategy.**

MGE employs a total return investment approach whereby a mix of equities, fixed income, and real estate investments are used to maximize the expected long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan-funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity, fixed income, and real estate investments. Target asset allocations are as follows: 50% United States equity, 25% non-United States equity, 15% fixed income, and 10% real estate. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews and liability measurements.

**e. Other Postretirement Benefits.**

The fair value of plan assets for these postretirement benefit plans is $13.4 million and $16.5 million at the end of 2008 and 2007, respectively. The expected long-term rate of return on these plan assets was 7.11% and 7.85% in 2008 and 2007.

Of the above amounts, $10.3 million and $13.5 million at the end of 2008 and 2007, respectively, were held in the master pension trust and are allocable to postretirement health expenses. The target asset allocation and investment strategy for the portion of assets held in the master pension trust are the same as that explained for MGE's pension plans.

The remainder of postretirement benefit assets are held either in an insurance continuance fund for the payment of retiree life benefits or a health benefit trust for payment of retiree health claims. There is no formal target asset allocation for these assets, but the intent is to seek interest income and maintain stability of principal.

**f. Funded Status.**

The funded status at the end of the year, and the related amounts recognized on the Consolidated Balance Sheet are as follows:

| *(In thousands)* | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| Funded status, end of year | 2008 | 2007 | 2008 | 2007 |
| Fair value of plan assets | $103,086 | $145,118 | $13,406 | $16,542 |
| Benefit obligations | 191,798 | 176,938 | 62,786 | 59,331 |
| Funded status | $(88,712) | $(31,820) | $(49,380) | $(42,789) |

At December 31, 2008, MGE and MGE Energy included a $0.8 million current liability, a $137.3 million long-term liability, and a $95.2 million regulatory asset in the balance sheet to properly reflect the unfunded status of the plans.

At December 31, 2007, MGE and MGE Energy included a $0.6 million current liability, a $74.1 million long-term liability, and a $33.7 million regulatory asset in the balance sheet to properly reflect the unfunded status of the plans.

| *(In thousands)* | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| Amounts recognized as regulatory asset | 2008 | 2008 |
| Net actuarial loss | $75,473 | $14,123 |
| Prior service cost | 2,757 | 990 |
| Transition obligation | 143 | 1,745 |
| Total | $78,373 | $16,858 |

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2008 and 2007, were as follows:

| *(In thousands)* | Pension Benefits | |
|---|---|---|
| Projected Benefit Obligation in Excess of Plan Assets | 2008 | 2007 |
| Projected benefit obligation, end of year | $191,798 | $176,938 |
| Fair value of plan assets, end of year | $103,086 | $145,118 |

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007, were as follows:

| *(In thousands)* | Pension Benefits | |
|---|---|---|
| Accumulated Benefit Obligation in Excess of Plan Assets | 2008 | 2007 |
| Projected benefit obligation, end of year | $191,798 | $16,371 |
| Accumulated benefit obligation, end of year | 166,232 | 12,500 |
| Fair value of plan assets, end of year | 103,086 | - |

**g. Expected Cash Flows.**

In January 2009, a $6.0 million discretionary contribution was made to the pension plans in order to fund the plans to an 80% funding target level as of January 1, 2009 under the Employee Retirement Income Security Act (ERISA) and the Pension Protection Act of 2006. Subsequent required contributions to the plans for 2009 through 2013 are expected to be between $9.0 million to $11.0 million each year. The required contributions for years after 2013 are currently not yet estimated. MGE has adopted the asset smoothing as permitted in accordance with the Pension Protection Act of 2006, including modifications made by WRERA.

Due to uncertainties in the future economic performance of plan assets, discount rates, and other key assumptions, required estimated contributions are subject to change. MGE may also elect to make additional discretionary contributions.

In 2008, MGE made $7.7 million in employer contributions to its pension and postretirement plans related to the 2007 and 2008 plan years.

**h. Benefit Payments.**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

| | Pension | Other Postretirement | | |
|---|---|---|---|---|
| *(In thousands)* | Pension Benefits | Gross Postretirement Benefits | Expected Medicare Part D Subsidy | Net Postretirement Benefits |
| 2009 | $7,367 | $2,368 | $(157) | $2,211 |
| 2010 | 8,002 | 2,657 | (180) | 2,477 |
| 2011 | 8,839 | 2,998 | (200) | 2,798 |
| 2012 | 9,626 | 3,187 | (235) | 2,952 |
| 2013 | 10,427 | 3,539 | (262) | 3,277 |
| 2014-2018 | 65,995 | 22,451 | (1,790) | 20,661 |

**i. Net Periodic Cost.**

MGE has elected to recognize the cost of its transition obligation (the accumulated postretirement benefit obligation as of January 1, 1993) by amortizing it on a straight-line basis over 20 years.

| *(In thousands)* | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| Components of net periodic benefit cost: | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Service cost | $5,022 | $5,165 | $5,404 | $1,724 | $1,618 | $1,953 |
| Interest cost | 11,305 | 10,421 | 9,758 | 3,743 | 3,101 | 3,000 |
| Expected return on assets | (13,189) | (12,248) | (10,570) | (1,280) | (1,148) | (971) |
| Amortization of: | | | | | | |
| Transition obligation | 143 | 143 | 237 | 427 | 427 | 437 |
| Prior service cost | 440 | 440 | 461 | 287 | 208 | 224 |
| Actuarial loss | 572 | 804 | 1,583 | 295 | 232 | 420 |
| Curtailment (gain)/loss | - | - | 105 | - | - | (150) |
| Net periodic benefit cost | $4,293 | $4,725 | $6,978 | $5,196 | $4,438 | $4,913 |
| Weighted-average assumptions used to determine net periodic cost: | | | | | | |
| Discount rate | 6.24% | 5.90% | 5.65% | 6.29% | 5.97% | 5.72% |
| Expected return on plan assets | 9.0% | 9.00% | 9.00% | 7.85% | 7.78% | 7.61% |
| Rate of compensation increase | 4.55% | 4.55% | 4.52% | N/A | N/A | N/A |

On September 21, 2006, certain voluntary termination benefits were awarded to employees who are members of the International Brotherhood of Electrical Workers (IBEW) and may be impacted by the discontinuance of coal use at Blount. These employees were offered certain supplemental early retirement benefits. As of December 31, 2007, four of the union employees declared their intent to retire early. The liability associated with these special termination benefits is reflected at the time they actually retire.

Additionally, during the twelve months ended December 31, 2006, a plan curtailment for MGE's bargaining pension and postretirement plans as defined in SFAS 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* had occurred. For the twelve months ended December 31, 2006, this resulted in a $0.1 million curtailment loss for the bargaining pension plan and a $0.2 million curtailment gain for the bargaining other postretirement plan, respectively. The net impact of the curtailment was recorded as a decrease to the regulatory asset established for the exit plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trend rates would have had the following effect:

| *(In thousands)* | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total service and interest cost components | $848 | $(727) |

## 14. Share-Based Compensation - MGE Energy and MGE.

The MGE Energy Board approved a Performance Unit Plan on December 15, 2006. Under the plan, eligible participants may receive performance units that entitle the holder to receive a cash payment equal to the value of a designated number of shares of MGE Energy's common stock, plus dividend equivalent payments thereon, at the end of the set vesting period. Per the plan's provisions, these awards are subject to a prescribed vesting schedule and must be settled in cash. Accordingly, no new shares of common stock will be issued in connection with the plan. MGE and MGE Energy have adopted the provisions of SFAS 123R. This guidance establishes standards for the accounting of transactions in which an entity exchanges equity instruments for goods and services. Additionally, this standard addresses the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments.

On January 1, 2007, 22,479 units were granted based on the MGE Energy December 31, 2006, closing stock price. On January 18, 2008, 18,538 units were granted based on the MGE Energy closing stock price as of that date. On January 16, 2009, 18,604 units were granted based on the MGE Energy closing stock price as of that date. These units are subject to either a four or five year graded vesting schedule. Based on the provisions of SFAS 123R, on the grant date, MGE Energy and MGE measured the cost of the employee services received in exchange for the award based on current market value of MGE Energy common stock. The fair value of the awards has been subsequently re-measured at December 31, 2008. Changes in fair value as well as the original grant have been recognized as compensation cost. Because this amount will be remeasured throughout the vesting period, the compensation cost is subject to variability.

For nonretirement eligible employees, stock based compensation costs are accrued and recognized using the graded vesting method. Pursuant to the provisions of SFAS 123R and the terms of the plan, compensation cost for retirement eligible employees or employees that will become retirement eligible during the vesting schedule, are recognized on an abridged horizon also using the graded vesting method.

During the twelve months ended December 31, 2008 and, 2007, MGE recorded $0.5 million and $0.3 million, respectively, in compensation expense as a result of this plan. No compensation expense was recognized in 2006 as there had not been any grants during that year. A forfeiture of less than $0.1 million, but no cash settlements, occurred during the twelve months ended December 31, 2008. At December 31, 2008, $0.1 million of these awards were vested.

## 15. Regional Transmission Organizations - MGE Energy and MGE.

On April 1, 2005, the MISO implemented its bid-based energy market. MISO is a FERC approved RTO that is required to provide real-time energy services and a market based mechanism for congestion management. MGE is a participant in this market. On April 1, 2005, MGE began offering substantially all of its generation on the MISO market and purchasing much of its load requirement from the MISO market in accordance with the MISO Tariff. In January 2009, MISO implemented and MGE began participating in the ancillary services market (ASM). The ASM is an extension of the existing energy market in which MISO assumes the responsibility of maintaining sufficient generation reserves. Previously, MGE was responsible for providing its own reserves, however in the ASM, MISO will provide the reserves for MGE's load, and MGE may offer to sell reserves from its generating units. In addition to this market change, MISO took on various Balance Authority functions.

Additionally, on May 1, 2004, MGE became a member of PJM. PJM is also an RTO. PJM is a neutral and independent party that coordinates and directs the operation of the region's transmission grid, administers a competitive wholesale electricity market, and plans regional transmission expansion improvements to maintain grid reliability and relieve congestion. MGE has two purchase power agreements, for a total of 65 MW, that are impacted by this market.

MGE reports on a net basis transactions on the MISO and PJM markets in which it buys and sells power within the same hour to meet electric energy delivery requirements. This treatment resulted in a $163.8 million, $157.3 million, and $154.4 million reduction to sales for resale and purchased power expense for the years ended December 31, 2008, 2007, and 2006, respectively.

## 16. Derivative and Hedging Instruments - MGE Energy and MGE.

As part of our regular operations, MGE enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage its exposure to interest rates, commodity prices, and gas margin. MGE evaluates its derivative contracts in accordance with SFAS No. 133 as amended and interpreted. To the extent that these contracts are derivatives, MGE assesses whether or not the normal purchases or normal sales exclusion applies. For contracts in which this exclusion cannot be applied, SFAS No. 133 requires MGE Energy and MGE to recognize all derivatives in the consolidated balance sheets at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on whether a derivative is designated as, and is effective as, a hedge and depending on the type of hedge transaction. MGE's derivative activities are conducted in accordance with its electric and gas risk management program.

If the derivative qualifies for regulatory deferral subject to the provisions of SFAS No. 71, the derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

In April 2007, the FASB issued FSP 39-1, *Amendment of FASB Interpretation No. 39 (FSP FIN 39-1)*. This pronouncement amends FIN 39, *Offsetting of Amounts Related to Certain Contracts*, and allows companies to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. MGE and MGE Energy elected the net presentation as prescribed by this pronouncement. FSP FIN 39-1 became effective for MGE and MGE Energy as of January 1, 2008. The effects of applying this pronouncement shall be recognized as a change in accounting principle through retroactive application for all financial statements presented. The adoption of this pronouncement did not have any impact on MGE's or MGE Energy's net income. At December 31, 2008, MGE Energy and MGE had $9.9 million in cash collateral that was netted against the net derivative positions with counterparties.

During 2008 and 2007, MGE purchased and sold exchange traded and over the counter options, swaps, and future contracts. These arrangements are primarily entered into to help stabilize the price risk associated with gas or power purchases. These transactions are employed by both MGE's gas and electric segments. Additionally, as a result of the firm transmission agreements that MGE holds on transmission paths in the MISO market, at December 31, 2008, MGE holds 2009 FTRs. An FTR is a financial instrument that entitles the holder to a stream of revenues or charges based on the differences in hourly day ahead energy prices between two points on the transmission grid.

At December 31, 2008 and 2007, the cost basis of these financial instruments exceeded their fair value by $10.0 million and $0.3 million, respectively. Financial instruments generally will expire within a one year time period. The fair value of these instruments is reflected as a regulatory asset. Depending on the nature of the instrument, the gain or loss associated with these transactions will be reflected as cost of gas sold, fuel for electric generation, or purchased power expense in the delivery month applicable to the instrument.

During 2008, MGE has also entered into futures and basis swaps to take advantage of physical and financial arbitrage opportunities between supply basins and pricing spreads between future months' gas supply. Under the incentive mechanism within the PGA clause, MGE shareholders have the ability to receive a set percentage of the benefits or loss from these deals if certain thresholds are achieved. At December 31, 2008 and 2007, these positions were in an unrealized gain position of $0.1 million and $0.2 million, respectively. The portion related to the shareholders is reflected in other comprehensive income and the portion related to customers is reflected as a current regulatory asset. These instruments all expire in 2009.

MGE has also entered into a ten-year purchased power agreement which provides MGE with firm capacity and energy beginning June 1, 2012, and ending on May 31, 2022 (the "base term"). The agreement also allows MGE the option to purchase power during a period of time preceding the base term as well as an option to extend the contract after the base term. The agreement is a derivative contract and is recognized at its fair value on the balance sheet. The fair value of the contract at December 31, 2008 reflects a loss position of $4.1 million and at December 31, 2007 reflects a gain position of $0.1 million. Also, the derivative qualifies for regulatory deferral and is recognized with a corresponding regulatory asset or liability depending on whether the fair value is in a loss or gain position.

On September 26, 2007, MGE entered into a non-exchange traded HDD collar. This agreement extended from January 2008 until March 2008 and had a premium of $0.2 million. Under this agreement, MGE was subject to a floor (3,450 HDD) and a ceiling (3,600 HDD), based on forecasted heating degree days during the indicated period. If actual heating degree days were below the floor, MGE was entitled to receive a payment, and if actual heating degree days exceeded the ceiling, MGE was obligated to make a payment. Any payment or receipt was limited to $1.3 million. Actual heating degree days during the aforementioned period were 3,971. Because this number exceeded the ceiling, MGE recorded a $1.5 million expense (includes the $0.2 million premium) on the collar in the first quarter of 2008. MGE accounted for the HDD collar using the intrinsic value method pursuant to the requirements of EITF 99-2, *Accounting for Weather Derivatives*.

On November 1, 2006, MGE entered into a non-exchange traded weather derivative. This agreement extended from January 2007 until March 2007. This agreement had a premium of $0.3 million. Because heating degree days were in between the prescribed floor and ceiling, no additional gain or loss beyond the premium was recorded.

Nonperformance of counterparties to the non-exchange traded derivatives could expose MGE to credit loss. However, MGE enters into transactions only with companies that meet or exceed strict credit guidelines and monitors these counterparties on an ongoing basis to mitigate nonperformance risk in its portfolio.

## 17. Rate Matters - MGE Energy and MGE.

### a. Rate proceedings.

On December 18, 2008, under a limited reopener, the PSCW authorized MGE to decrease 2009 rates for retail electric customers by 0.74% or $2.7 million, while gas rates remain unchanged from 2008. The decrease in retail electric rates is driven by a decrease in fuel and purchased power costs, decrease in Elm Road costs and a decrease in ATC transmission costs. The PSCW also approved deferred accounting for incremental pension and other postretirement benefit costs above the levels currently included in rates. Pursuant to the provisions of this rate order, the fuel rules bandwidth effective January 1, 2009, will be plus or minus 2%. See below for further description of fuel rules.

On December 14, 2007, the PSCW authorized MGE to increase 2008 electric rates by 4.8% or $16.2 million and increase gas distribution rates by 2.8% or $7.8 million. The electric increase covered costs for MGE's new wind energy projects, statewide energy efficiency and renewable energy programs, transmission improvements by ATC, and accelerated costs to discontinue coal use at the Blount Station. In addition to funding the statewide energy programs, the natural gas rate increase covered costs for area gas construction projects needed to accommodate customer growth. Authorized return on common stock equity was set at 10.8% based on 57.4% utility common equity.

On December 22, 2006, the PSCW approved a limited scope rate case reopener related to MGE's 2007 electric rates. This order approved an update to MGE's electric fuel costs monitored under the fuel rules, an updated estimate of the 2007 Elm Road carrying costs, and a request for recovery of increased ATC-related transmission costs through December 31, 2007. This order resulted in a net 0.15% decrease, on average, in retail electric rates for 2007. The PSCW also approved the recovery of 100% AFUDC on the Top of Iowa III wind project beginning in November 2006 and continuing until construction on the project ceased.

On December 12, 2005, the PSCW authorized MGE to increase 2006 electric revenues by $35.9 million and to increase gas revenues by $3.8 million. The increase to electric revenues covered increased fuel and purchased power costs and the costs of additional facilities needed to meet the rising electric and gas needs of our customers. Approximately $3.8 million of the increase in electric revenues related to the recovery of the carrying costs for Elm Road.

### b. Fuel rules.

Actual electric fuel costs are subject to reconciliation to the amount approved by the PSCW in MGE's rate order covering the applicable period. Known as "fuel rules," the process can produce a fuel surcharge for MGE or require MGE to make a refund in the form of a credit, to the extent that the actual fuel costs are outside a range higher or lower than the level authorized by the PSCW in that rate order.

Under fuel rules, MGE could apply for a fuel surcharge if its actual electric fuel costs exceeded 102% of the electric fuel costs allowed in its latest rate order. Conversely, MGE could be required to provide a fuel credit to its customers if actual electric fuel costs were less than 98% of the electric fuel costs allowed in that order.

The PSCW approved a $0.00239 per kWh interim fuel surcharge on MGE's electric rates effective May 6, 2008, to cover increased fuel and purchased power expenses. For the twelve months ended December 31, 2008, this interim surcharge resulted in a $5.1 million increase to electric rates. Pursuant to a stipulation agreement among MGE and intervenors in the proceeding, which was approved by the PSCW on October 24, 2008, the interim surcharge remained in effect until the end of the year. The stipulation agreement however, requires MGE to review its 2008 monitored fuel costs at year-end and to refund to customers, with interest at 10.8%, any amount by which its actual fuel costs fall short of the monitored fuel costs collected in rates. As of December 31, 2008, MGE accrued and expects to refund $5.5 million, including interest, to customers as a result of this stipulation and has reflected this reduction in other electric revenues.

On April 26, 2007, the PSCW approved a $0.00339 per kWh interim fuel surcharge on MGE's electric rates to cover increased fuel and purchased power expenses. Pursuant to the provisions of the fuel surcharge, MGE's electric revenues resulting from this surcharge were subject to refund and interest at 11%. On August 31, 2007, MGE received a final decision which reduced the fuel surcharge from $0.00339 per kWh to $0.00242 per kWh. These surcharges resulted in a gross increase to electric rates of $6.9 million for the twelve months ended December 31, 2007. For the interim period April 26, 2007, through August 31, 2007, the difference between the interim surcharge and the final surcharge was required to be refunded to customers. Accordingly, on October 6, 2007, a refund of $1.3 million was applied to customers' accounts.

As a result of a decrease in electric fuel costs during the twelve months ended December 31, 2006, as compared to those in the order, an interim fuel credit was approved by the PSCW. To account for this credit, MGE recorded a $19.1 million reduction to other electric revenues. This reduction to other electric revenues reflected MGE's estimated obligation under the interim fuel credit and subject to refund provision implemented by the PSCW during 2006. During the year ended December 31, 2006, $16.8 million had been credited to electric customers. An additional $2.4 million (includes interest) was applied to customers' accounts in April 2007.

## 18. Commitments.

### a. Coal Contracts - MGE Energy and MGE.

MGE has coal supply contracts related to the Blount plant. As of December 31, 2008, total coal commitments related to the Blount plant are estimated to be $11.6 million for 2009 and $7.2 million for 2010. Fuel procurement for MGE's jointly owned Columbia and Elm Road plants are handled by Alliant and Wisconsin Energy Corporation, respectively, the operating companies. If any minimum purchase obligations must be paid under these contracts, management believes these obligations would be considered costs of service and recoverable in rates. As of December 31, 2008, MGE's share of the total coal commitments for the Columbia and Elm Road plants are estimated to be $20.2 million in 2009, $30.0 million in 2010, $11.6 million in 2011, $4.2 million in 2012, and $6.6 million in 2013.

MGE's Blount plant also utilized paper-derived fuel. MGE has a fixed commitment with a supplier of this alternative fuel. Commitments under this arrangement are $0.2 million per year for 2009, 2010, and 2011.

### b. Purchased Power Contracts - MGE Energy and MGE.

MGE has several purchase power agreements to help meet future electric supply requirements. As of December 31, 2008, MGE's total commitments for energy and purchase power agreements for capacity and wind purchase power agreements are estimated to be $26.1 million in 2009, $25.5 million in 2010, $25.9 million in 2011, $33.7 million in 2012, and $37.2 million in 2013. Management expects to recover these costs in future customer rates. Included in these numbers is the estimated commitment related to a purchase power agreement that is considered a lease. See Footnote 18h for additional information.

On October 8, 2008, MGE entered into a ten-year purchase power agreement to help meet future electric supply requirements. Under this agreement, MGE has agreed to purchase 50 MW of wind power from Osceola Windpower II, LLC, which is located in Iowa. This facility became operational in October 2008. MGE does not have any capacity payment commitments under this agreement. However, MGE is obligated to purchase its ratable share of the energy produced by the project. MGE's commitment related to its ratable share of energy produced by the project has been estimated and is included in the above numbers.

c. **Natural Gas Transportation and Storage Contracts - MGE Energy and MGE.**

MGE's natural gas transportation and storage contracts require fixed monthly payments for firm supply pipeline transportation and storage capacity. The pricing components of the fixed monthly payments for the transportation and storage contracts are established by FERC but may be subject to change. As of December 31, 2008, these payments are estimated to be $15.2 million in 2009, $14.3 million in 2010, $9.5 million in 2011, $0.9 million in 2012, and $0.8 million in 2013. MGE also has natural gas supply commitments. These commitments include market-based pricing. As of December 31, 2008, total natural gas supply commitments are estimated to be $26.0 million in 2009 and $1.7 million in 2010. Management expects to recover these costs in future customer rates.

d. **Environmental - MGE Energy and MGE.**

MGE is listed as a potentially responsible party for a site the EPA has placed on the national priorities Superfund list. The Lenz Oil site in Lemont, Illinois, was used for storing and processing waste oil for several years. This site requires clean up under the Comprehensive Environmental Response, Compensation and Liability Act. A group of companies, including MGE, is currently working on cleaning up the site. Management believes that its share of the final cleanup costs will not result in any materially adverse effects on MGE's operations, cash flows, or financial position. Insurance may cover a portion of the cleanup costs. Management believes that the cleanup costs not covered by insurance will be recovered in current and future rates. At December 31, 2008, MGE accrued a $0.1 million gross liability for this matter. The expected range of loss for this item is estimated to be between $0.1 million and $0.2 million.

Effective March 31, 2006, Wisconsin adopted the Energy Efficiency and Renewables Act that focuses on three areas: increasing the use of renewable energy in Wisconsin, promoting the development of renewable energy technologies, and strengthening the state's energy efficiency programs. This new legislation requires that by 2015, 10% of the state's electricity be generated from renewable resources. As part of this initiative, MGE plans to add additional renewable energy resources, such as wind farms. MGE expects the cost to comply with the Act and its accompanying regulations will be recoverable through current and future rates.

Air quality regulations promulgated by the EPA and WDNR in accordance with the Federal Clean Air Act and the Clean Air Act Amendments of 1990 impose restrictions on emission of particulates, sulfur dioxide ($SO_2$), nitrogen oxides ($NO_x$), and other pollutants and require permits for operation of emission sources. These permits have been obtained by MGE and must be renewed periodically.

On March 12, 2008, the U.S. EPA announced a new national ambient air quality standard for ozone which is more stringent than the current standard (standard lowered from 0.08 to 0.075 parts per million). States (including Wisconsin) must monitor and collect data on ozone levels in order to determine attainment or nonattainment status on a county and/or area basis. Currently available monitoring data for Dane, Columbia and Milwaukee counties demonstrates attainment with this new standard. However, final attainment designations will not be made until 2010 using the monitoring data collected during the period 2007 through 2009. There is a possibility that future monitoring data for one or all of these counties will demonstrate nonattainment for this new ozone standard, which could result in additional operating and capital expenditures at Columbia (located in Columbia County), Blount and WCCF (located in Dane County) and Elm Road (located in Milwaukee County). Similarly, new standards for particulate emissions under 2.5 microns and monitoring data has resulted in a preliminary nonattainment designation for Dane, Columbia and Milwaukee counties for PM2.5, which could also result in increased expenditures at Blount, WCCF, Columbia and Elm Road (see Item 1. Business, Environmental, Air Quality, National Ambient Air Quality Standards section for additional details).

Various initiatives including, but not limited to, the Clean Air Interstate Rule (CAIR), Clean Air Mercury Rule (CAMR), maximum achievable control technology (MACT) standards, new source performance standards (NSPS), Clean Air Visibility Rule (CAVR), the protection of visibility by application of best available retrofit technologies (BART), and existing and proposed state mercury emissions limits, are expected to result in significant additional operating and capital expenditures at Columbia, Elm Road, WCCF, and Blount. There is some uncertainty concerning the mercury emission reduction requirements in light of a February 8, 2008, U.S. Court of Appeals decision vacating CAMR and the potential for the Supreme Court to rule on this decision. Further, the state of Wisconsin's mercury rule under NR 446 that are significantly different than CAMR have been finalized through state legislative review process, these will further increase mercury control compliance costs at these facilities (as compared to CAMR). See Item 1. Business, Environmental, Air Quality, CAMR/Wisconsin State Mercury Rules section for additional details. There is also uncertainty concerning the $NO_x$ and $SO_2$ emission reduction requirements of CAIR in light of a December 23, 2008, U.S. Court of Appeals decision remanding CAIR to EPA.

In 1998, the EPA issued a rule that imposed $NO_x$ emission budget for emission sources in Wisconsin. In 2000, the Court of Appeals for the District of Columbia invalidated a portion of the rule as applied to Wisconsin; however, the Court stayed that portion of the challenge concerning Wisconsin's alleged impacts on downwind, eight-hour ozone nonattainment areas. EPA has also stayed that portion of the rule concerning Wisconsin's alleged impacts on downwind eight-hour ozone nonattainment areas. If that portion of the rule concerning eight-hour ozone nonattainment areas is upheld, the resulting $NO_x$ emission budget for Wisconsin could potentially affect the level of permissible $NO_x$ emissions from Blount, Columbia, and WCCF.

The Columbia operator's current estimates show that MGE's share of the capital expenditures required to comply with these environmental initiatives will be between $130 million and $170 million. According to current estimates, compliance with these initiatives is also expected to result in an increase to MGE's pro-rata share of Columbia's on-going operating expenses. The operator and MGE management are continuing to explore various alternatives to comply with these standards. Accordingly, actual capital expenditures may fall above or below the range provided. These standards and initiatives may also result in additional capital and operating expenditures at MGE's other generating facilities. MGE expects that the costs to comply with these standards will be fully recoverable through rates. The PSCW is permitting MGE to defer pre-certification and pre-construction costs related to compliance with environmental regulations at Columbia. Additionally, MGE is entitled to a carrying cost on the related pre-construction costs at a 100% AFUDC rate. As of December 31, 2008, MGE had incurred $1.4 million (excluding carrying costs) in expenditures at Columbia related to environmental initiatives.

As of December 31, 2008, Columbia entered into various contractual commitments with vendors for a small portion of the aforementioned expenditures as well as other Columbia environmental projects. MGE is indirectly a party to these agreements as a result of its joint ownership of Columbia and is also contractually obligated, under the applicable ownership and operating agreements, with respect to any commitments made. MGE's share of these commitments will be $0.8 million for 2009. These costs are expected to be capitalized and included in the consolidated balance sheet of MGE.

See Footnote 21 for additional environmental commitments related to the Elm Road, including the WPDES permit agreement with Clean Wisconsin, Inc. and Sierra Club.

**e. Chattel Paper Agreement and Other Guarantees - MGE Energy and MGE.**

MGE makes available to qualifying customers a financing program for the purchase and installation of energy-related equipment that will provide more efficient use of utility service at the customer's property. MGE is party to a chattel paper purchase agreement with a financial institution under which it can sell or finance an undivided interest with recourse, in up to $10.0 million of the financing program receivables, until August 28, 2009. At December 31, 2008, 2007, and 2006, respectively, MGE had sold a $3.8 million, $3.8 million, and $4.8 million interest in these receivables, which MGE accounted for as a sale under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - a Replacement of FASB Statement No. 125*. MGE retains the servicing responsibility for these receivables.

On January 1, 2007, MGE adopted SFAS 156, *Accounting for Servicing of Financial Assets, an amendment of SFAS 140*. SFAS 156 clarifies when to account separately for servicing rights, requires these rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under SFAS 140. MGE continues to account for servicing rights under the amortization method. Initial determination of the servicing asset fair value is based on the present value of the estimated future cash flows. The discount rate is based on the PSCW authorized weighted cost of capital.

MGE maintains responsibility for collecting and remitting loan payments from customers to the financial institution and does not retain any interest in the assets sold to the financial institution. At each of the years ended December 31, 2008, 2007, and 2006, MGE had recorded a servicing asset of $0.1 million. MGE recognized gains of less than $0.1 million in each of the years ended December 31, 2008, 2007, and 2006, in connection with the sale of loan assets. The servicing asset recognized and the amount amortized in 2008 was less than $0.1 million. The loan assets are sold to the financial institution at cost, which approximates fair value in view of their market rates of interest. During 2008, 2007, and 2006, MGE received approximately $0.8 million, $0.5 million, and $0.7 million, respectively, from the financial institution for the sale of loan assets. During those same years, payments of $0.9 million, $1.9 million, and $1.2 million, respectively, were made by MGE to the financial institution.

MGE would be required to perform under the guarantee if the customer defaulted on its loan. The energy-related equipment installed at the customer sites is used to secure the customer loans. The loan balances outstanding at December 31, 2008, approximate the fair value of the energy-related equipment acting as collateral. The length of the MGE guarantee to the financial institution varies from one to ten years depending on the term of the customer loan. Principal payments for the next five years on the loans are $0.6 million in 2009, $0.9 million in 2010, $0.6 million in 2011, $0.4 million in 2012, and $0.4 million in 2013.

**f. Elm Road Purchase Commitments - MGE and MGE Energy.**

Based on current forecasts, the remaining capital costs for the Elm Road project are estimated to be $22.3 million in 2009, $4.8 million in 2010, and $0.1 million in 2011. Included in the 2009 amount is $1.7 million, which has been accrued and recorded as construction work in progress at December 31, 2008. See Footnote 21a for additional information regarding Elm Road construction costs.

**g. Top of Iowa III Wind Project Commitments - MGE and MGE Energy.**

MGE has a service and maintenance agreement related to the Top of Iowa III wind project which results in an estimated commitment of $0.8 million in each year for 2009, 2010, 2011, and 2012.

**h. Leases - MGE Energy and MGE.**

MGE has noncancelable operating leases, primarily for combustion turbines, railcars, and computer equipment. The operating leases generally do not contain renewal options, with the exception of certain railcar operating leases. These leases have a renewal option of one year or less. MGE is required to pay all executory costs such as maintenance and insurance for its leases. MGE also has a purchase power agreement that is considered a lease. There are no minimum future lease payments related to this purchase power agreement. However, the estimated commitment for this purchase power agreement has been included in the purchase power contracts commitments. See Footnote 18b for additional information.

Future minimum rental payments at December 31, 2008, under agreements classified as operating leases with noncancelable terms in excess of one year are as follows:

| *(In thousands)* | |
|---|---|
| 2009 | $2,446 |
| 2010 | 2,192 |
| 2011 | 1,759 |
| 2012 | 1,514 |
| 2013 | 1,493 |
| Thereafter | 11,035 |
| Total minimum future lease payments | $20,439 |

Rental expense under operating leases totaled $5.1 million for 2008, $3.0 million for 2007, and $3.1 million for 2006.

**i. Other Legal Matters.**

MGE is involved in various other legal matters that are being defended and handled in the normal course of business. MGE maintains accruals for such costs that are probable of being incurred and subject to reasonable estimation. As of December 31, 2008, MGE has a total of $1.5 million accrued in the financial statements for such matters. The ultimate outcomes of such matters are uncertain and may have an adverse effect on MGE's results of operations or cash flows.

**j. Other Commitments.**

MGE Energy holds an investment in a nonpublic entity. From time to time this entity requires additional capital infusions from their investors. MGE Energy has committed to contribute $0.6 million in capital for such infusions. The timing of these infusions is dependent on the needs of the investee and is therefore uncertain at this time.

In addition, MGE Energy has a three year agreement with a venture debt fund expiring in December 2010. MGE Energy has committed to invest up to a total of $1.0 million into this fund. As of December 31, 2008, MGE Energy has $0.6 million remaining in commitments. The timing of infusions is dependent on the needs of the fund and is therefore uncertain at this time.

MGE has a commitment to the City of Madison for certain "green energy" projects. These funds will primarily be used to construct or purchase assets that will be owned by MGE and will be included in the property, plant and equipment balance on the MGE and MGE Energy's financial statements once the costs are incurred. The timing of the capital expenditures is dependent on the feasibility of the individual projects. MGE currently expects that $0.3 million will be expended in 2009, $0.2 million in both 2010 and 2011, and $0.3 million in 2012.

MGE has entered into easements related to wind projects. Estimated payments for these easements are $0.1 million in each of the years 2009, 2010, 2011, 2012, and 2013.

**19. Restructuring Activities - MGE Energy and MGE.**

On January 19, 2006, MGE announced a plan, subject to certain conditions, that includes discontinuing coal use at the end of 2011 at Blount. The plant will continue to run on natural gas but will be reduced from its current approximate 190 MW capacity to 100 MW when coal burning is discontinued. MGE has determined that certain employee positions will be eliminated in 2011 as a result of this exit plan.

On January 19, 2006, MGE entered into severance agreements providing severance benefits to the nonunion employees affected by the exit plan. Additionally, on September 21, 2006, MGE ratified a labor agreement with the IBEW providing those union employees impacted by the exit plan with involuntary and voluntary severance benefits. MGE has accounted for the involuntary union and nonunion severance benefits in accordance with the provisions of SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. These benefits were recognized initially at the respective communication dates based on the fair value of the liability as of the termination date and are being recognized ratably over the future service period of the employees.

Benefits are expected to be paid as follows: $0.1 million in 2010 and $1.2 million in 2011.

MGE will recover in rates the costs associated with the discontinuance of coal at Blount. As such, the severance charges for the union and nonunion employees have been deferred and recognized on the consolidated balance sheet of MGE Energy and MGE as a regulatory asset.

The following table presents the activity in the restructuring accrual from December 31, 2007, through December 31, 2008:

| *(In thousands)* | |
|---|---|
| Balance at December 31, 2007 | $609 |
| Additional expense during the period | 211 |
| Cash payments during the period | (149) |
| Balance at December 31, 2008 | $671 |

The aforementioned exit plan has also resulted in a plan curtailment for MGE's bargaining pension and postretirement plans as defined in SFAS 88. See Footnote 13 for discussion of the accounting implications.

The aforementioned exit plan has also resulted in accelerated depreciation for the Blount assets expected to be retired in 2011. These assets will be recovered in rates over a four year period starting in 2008. For the twelve months ended December 31, 2008, $3.4 million of accelerated depreciation expense had been recognized and recovered in rates.

## 20. Asset Retirement Obligations - MGE Energy and MGE.

*FIN 47 and SFAS 143*

Effective January 1, 2003, MGE recorded an obligation for the fair value of its legal liability for asset retirement obligations associated with removing an electric substation, a combustion turbine generating unit, wind generating facilities, and photovoltaic generating facilities, all of which are located on property not owned by MGE and MGE Energy and would be removed upon the ultimate end of the lease. As of December 31, 2005, MGE adopted FIN 47, *Accounting for Conditional Asset Retirement Obligations*. The adoption of FIN 47 required MGE to update an existing inventory of AROs, originally created for the adoption of SFAS 143, *Accounting for Asset Retirement Obligations*, and to determine which, if any, of the conditional AROs could be reasonably estimated. The significant conditional AROs identified by MGE included the costs of abandoning in place gas services and mains, the abatement and disposal of equipment and buildings contaminated with asbestos and polychlorinated biphenyls, and the proper disposal and removal of tanks. Changes in management's assumptions regarding settlement dates, settlement methods, or assigned probabilities could have had a material effect on the liabilities recorded by MGE at December 31, 2008, as well as the regulatory asset recorded.

MGE also may have asset retirement obligations relating to the removal of various assets, such as certain electric and gas distribution facilities. These facilities are generally located on property owned by third parties, on which MGE is permitted to operate by lease, permit, easement, license, or service agreement. The asset retirement obligations associated with these facilities cannot be reasonably determined due to the indeterminate life of the related agreements.

In December 2007, upon substantial completion of the Top of Iowa III wind project, MGE recorded an obligation for the fair value of its legal liability for asset retirement obligations associated with the removal, demolition, and restoration of the facility and associated site.

The following table shows costs as of December 31, 2006 and 2007, and changes to the asset retirement obligations and accumulated depreciation through December 31, 2008. Amounts include conditional AROs per FIN 47.

| *(In thousands)* | (a) Original Asset Retirement Obligation | (b) Accumulated Accretion | (c) (a + b) Asset Retirement Obligation | (d) Accumulated Depreciation-Related Asset |
|---|---|---|---|---|
| Balance, December 31, 2006 | $3,934 | $8,545 | $12,479 | $1,790 |
| Changes through December 31, 2007 | 1,431 | 400 | 1,831 | 47 |
| Balance, December 31, 2007 | $5,365 | $8,945 | $14,310 | $1,837 |
| Changes through December 31, 2008 | (20) | 704 | 684 | 130 |
| Balance, December 31, 2008 | $5,345 | $9,649 | $14,994 | $1,967 |

In 2008 and 2007, MGE reduced accumulated accretion by $0.1 million and $0.3 million, respectively, due to the removal and retirement of assets.

*Non-SFAS 143 Costs*

Accumulated costs of removal that are non-SFAS No. 143 obligations are classified within the financial statements as regulatory liabilities. At December 31, 2008 and 2007, there were $12.8 million and $13.2 million of these costs recorded as regulatory liabilities within the financial statements, respectively.

## 21. Elm Road - MGE Energy and MGE.

### a. Construction.

On November 4, 2005, MGE Power Elm Road acquired a 8.33% ownership interest in each of two 615 MW generating units being constructed in Oak Creek, Wisconsin. Each owner provides its own financing and reflects its respective portion of the facility and costs in its financial statements. MGE Power Elm Road's estimated share of capital costs for both units was approximately $172 million (excluding capitalized interest).

In July 2008, the Elm Road construction contractor gave notice forecasting that the in-service date of Unit 1 would be delayed by three months from the guaranteed in-service date of September 29, 2009 and that the in-service date of Unit 2 would be one month earlier than the guaranteed in-service date of September 29, 2010. The notice stated that the delays in Unit 1 were caused by severe weather, changes in local labor conditions from those anticipated by the contractor and other factors. On December 23, 2008, we received notice from Elm Road Services, LLC (ERS) that it had received a letter from Bechtel Power Corporation (Bechtel) containing Bechtel's formal claim for schedule and cost relief on the construction of the Elm Road units. Bechtel is constructing the Elm Road units under a Turnkey Engineering, Procurement and Construction Contract for Supercritical Pulverized Coal Fired Electric Generation Facility dated April 9, 2004 (the "Contract") with ERS, which is the project manager for the Elm Road units. As reported previously, Bechtel had notified the owners of the Elm Road units of its intention to submit a formal claim under the Contract for schedule and cost relief by year-end 2008.

MGE Power Elm Road has leased the Elm Road units to MGE pursuant to separate facility lease agreements. These leases were authorized by order of the PSCW in accordance with applicable provisions of Wisconsin law that authorized financing of new generation through facility leases. The PSCW order establishes a cap on the construction costs that may be passed through the lease agreements to MGE and its customers, through rates. Additional costs attributable to force majeure events, as defined in the leases, do not count against this cap, but are subject to PSCW review and determination that the costs were prudently incurred.

Bechtel has asserted two claims for cost and schedule relief in its letter to ERS:

- The first claim is based on the impact of severe weather and specified labor-related matters. It seeks compensation for additional costs of approximately $413 million, of which MGE Energy's share would be approximately $34.4 million, if the claim is successful in full. Although Bechtel has reserved the right to request future additional costs and schedule relief, the aggregate amount of the first claim includes $45 million of projected future costs in addition to those already incurred. Bechtel seeks cost and schedule relief for weather-related events, which it contends are force majeure events and changed local conditions under the Contract, consisting of extreme winds from September 2006 through April 2007, snowstorms from December 2007 through April 2008, and rain storms in June 2008. It also seeks cost and schedule relief based upon alleged changes in labor conditions, which it contends consisted of a significant shortage in the availability of craft labor, significant increases in competing projects, overtime and per diems allegedly necessary to attract labor, and alleged restrictions that the project labor agreement placed on Bechtel's ability to attract and retain craft labor.
- The second claim is based upon the alleged effects of ERS-directed changes and ERS-caused delays prior to the issuance of the full notice to proceed ("FNTP") in July 2005. It seeks compensation for additional costs of approximately $72 million, of which MGE Energy's share would be approximately $6 million, if the claim is successful in full. These changes and delays are alleged to consist of a delay in issuing certain limited notices to proceed, a delay in issuing the FNTP until the final resolution of litigation brought by opposition groups that challenged the Certificate of Public Convenience and Necessity for the Elm Road units, the imposition of additional limits to third party cancellation charges that allegedly restricted Bechtel's ability to issue purchase orders, a reduction of the pre-FNTP monthly payments below the amounts required by the Contract, and a request by ERS to perform design studies and issue design changes during the pre-FNTP period.

Although ERS is in the process of analyzing the claims and its responses to them, it has stated its belief that both claims are without merit. It has also stated its view that the only circumstances and events for which the Elm Road units owners currently retain price adjustment risk under the contract are force majeure, wage escalation in excess of 4% annually as measured by published wage bulletins, delays caused by ERS, changes in scope or performance requested by ERS, and unforeseen sub-surface ground conditions. ERS has invoked the dispute resolution process provided for in the contract in order to address the claims made by Bechtel under the contract. That process involves an informal resolution process, followed by mediation and then binding arbitration. ERS is currently in the mediation phase with respect to determining the rights of the parties under the contract and the disposition of Bechtel's claims. ERS has expressed its inability to predict the length or ultimate outcome of the claims. As a result, we are unable to predict the results of these claims or their effect on the costs recoverable under the existing facility leases, in the event that the outcome of the claims should cause total construction costs of the Elm Road units to exceed the amounts authorized in the PSCW order.

Bechtel continues to target an in-service date for Elm Road unit 1 three months beyond the guaranteed Contract date of September 29, 2009, and an in-service date for Elm Road unit 2 one month earlier than the guaranteed Contract date of September 29, 2010. However, Bechtel does request schedule relief that would result in six months of relief from liquidated damages beyond the guaranteed Contract date for unit 1 and three months of relief from liquidated damages beyond the guaranteed Contract date for unit 2.

At December 31, 2008, MGE Power Elm Road had incurred $146.0 million (excluding capitalized interest) of costs on the project, which is reflected in the construction work in progress balance on MGE's and MGE Energy's consolidated balance sheets. These amounts may change as a result of modifications to the project estimate or timing differences.

MGE Power Elm Road calculates capitalized interest in accordance with SFAS 34, *Capitalization of Interest Cost*, on the Elm Road project. At December 31, 2008, MGE Power Elm Road had recorded a total of $10.9 million in capitalized interest related to the Elm Road project which is reflected in the construction work in progress balance on MGE's and MGE Energy's consolidated balance sheets.

**b. Consolidation.**

On the date of acquisition, MGE Energy and its subsidiaries entered into various agreements, including a facility lease agreement. This facility lease agreement is between MGE Power Elm Road (a nonregulated subsidiary of MGE Energy) and MGE. The financial terms of the facility lease include a capital structure of 55% equity and 45% long-term debt, and return on equity of 12.7%, a lease term of 30 years, and a 5% lease payment reduction in the first five years.

Based on the nature and terms of the leasing agreement and the relationship it establishes, MGE absorbs a majority of the expected losses, residual value, or both, associated with the ownership of MGE Power Elm Road. MGE also is the party most closely associated with MGE Power Elm Road. As a result, MGE is the primary beneficiary and MGE Power Elm Road is a VIE under FIN 46(R). Accordingly, MGE Power Elm Road has been consolidated in the financial statements of MGE.

MGE Energy's share of the equity and net income (through its wholly owned subsidiary MGE Power) of MGE Power Elm Road is classified within the MGE financial statements as minority interest.

**c. Nonregulated Revenues.**

On November 1, 2005, MGE received approval from the PSCW to defer payments made to MGE Power Elm Road for carrying costs during construction of the facility, management fees, and community impact mitigation costs. MGE estimates that the total carrying costs on the Elm Road project will be $61.3 million. This estimate is subject to change based on changes in interest rates, timing of capital expenditures, and the total project cost.

MGE began collecting the carrying costs in rates in 2006. These amounts are being collected over multiple years. Of these costs, MGE estimates $22.4 million relates to the capitalized interest and the debt portion of the facility. These costs will be recognized over the period in which the facility will be depreciated. The remaining $38.9 million represents the equity portion and is being recognized over the period allowed for recovery in rates. For the year ended December 31, 2008, $9.6 million related to the carrying costs were recovered in rates. Of this amount, $3.2 million relates to the debt portion of the facility and was deferred on the consolidated financial statements of MGE and MGE Energy. The remaining $6.4 million represents the equity portion and was recognized as nonregulated revenues in the consolidated financial statements of MGE and MGE Energy.

**d. WPDES Permit.**

On November 29, 2007, the Administrative Law Judge (the "ALJ") in the proceeding related to the previously issued Wisconsin Pollutant Discharge Elimination System ("WPDES") permit determined that the two additional coal units that are part of the Oak Creek expansion are "new facilities" under section 316(b) of the Federal Clean Water Act.

The ALJ remanded the WPDES permit to the Wisconsin Department of Natural Resources (the "WDNR") and directed the WDNR to reissue or modify the permit to reflect "best technology available" to comply with the standards applicable to new facilities under Wisconsin state law. As part of the decision, the ALJ restated his prior opinion that the water intake system currently under construction may not be operated so long as it remains a contested matter.

On May 8, 2008, WDNR issued its public notice that it intended to reissue the WPDES permit to allow for the once-through cooling system that was under construction by Wisconsin Energy Corporation. On June 6, 2008, EPA issued its concurrence letter on the draft permit indicating it would not object to the modification of the WPDES permit as drafted. A public information hearing on the intended reissued WPDES permit was held on June 9, 2008 and the public comment period closed on June 16, 2008. On July 31, 2008, the WDNR issued the final modified permit, with no substantive changes from the previously issued draft permit. The deadline for a legal challenge to the permit has expired without appeal.

On July 31, 2008, the joint owners of the Oak Creek expansion reached an agreement with Clean Wisconsin, Inc. and Sierra Club, the groups opposing the WPDES permit. Under the settlement agreement, these groups agreed to withdraw their opposition to the modified WPDES permit for the expansion units at Oak Creek. The joint owners committed to various environmental projects, including projects designed to address greenhouse gas emissions and water quality. MGE's share of those commitments would involve a payment of approximately $0.4 million in 2009 for greenhouse gas reduction efforts (which has been accrued in 2008) and, subject to regulatory approval, further payments of approximately $0.3 million annually over 25 years (2010-2034) to address water quality issues in Lake Michigan.

## 22. Top of Iowa III Wind Project - MGE Energy and MGE.

On September 29, 2006, MGE formalized plans to acquire 30 MW or 18 turbines in a wind-powered electric generating facility located in Worth County, Iowa. In February 2008, the project was placed into service. At December 31, 2008, MGE had incurred approximately $56 million of costs on the project and $2.9 million in AFUDC, which are reflected in the property, plant, and equipment balance on MGE's and MGE Energy's consolidated balance sheets. MGE was permitted to recover 100% AFUDC on the Top of Iowa III wind project during construction of the facility.

MGE began recovering the costs of this project in rates in 2008.

## 23. Adoption of Accounting Principles and Recently Issued Accounting Pronouncements - MGE Energy and MGE.

### a. FAS 160 and FAS 141(R).

In December 2007, the FASB issued FAS 160, *Non-Controlling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 and FAS 141(R), *Business Combinations*. These pronouncements will change the accounting and reporting for business acquisitions and noncontrolling interest in a subsidiary. In addition, FAS 160 will change the accounting and reporting for the deconsolidation of a subsidiary. FAS 160 and FAS 141(R) will be effective for MGE and MGE Energy as of January 1, 2009 and will affect the presentation of the minority interest on MGE's financial statements.

### b. FAS 161.

In March 2008, the FASB issued FAS 161, *Disclosures about Derivative Instruments and Hedging Activities*. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption allowed. MGE and MGE Energy have elected not to early adopt this pronouncement. Therefore, FAS 161 will be effective for MGE and MGE Energy as of January 1, 2009 and will not have any material impact on MGE Energy and MGE.

### c. FSP FAS 140-4 and FIN 46(R)-8.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 which amends FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is effective for the reporting period ending December 31, 2008, and did not have any material impact on MGE Energy and MGE.

**d. FSP FAS 132(R)-1.**

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends FASB Statement No. 132 *Employers' Disclosures about Pensions and Other Postretirement Benefits*. This amendment provides guidance on employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The adoption of FSP FAS 132 (R)-1 is effective for fiscal years ending after December 15, 2009. MGE Energy and MGE are currently assessing the impact this pronouncement will have on their financial statements.

**24. Segment Information - MGE Energy and MGE.**

The electric utility business purchases, generates and distributes electricity, and contracts for transmission service. The gas utility business purchases and distributes natural gas and contracts for the transportation of natural gas. Both the electric and gas segments operate through MGE Energy's principal subsidiary, MGE.

The nonregulated energy operations are conducted through MGE Energy's subsidiaries: MGE Power, MGE Power West Campus, and MGE Power Elm Road. These subsidiaries have been formed to construct, own and lease new electric generating capacity to assist MGE. MGE Power West Campus owns a controlling interest in the electric generation plant of the natural gas-fired cogeneration facility on the UW campus, which is leased to MGE, and MGE Power Elm Road has an undivided 8.33% ownership interest in each of two 615 MW generating units being constructed in Oak Creek, Wisconsin. MGE Power Elm Road's portion is also being leased to MGE.

The transmission investment segment invests, through MGE Transco, in ATC, a company that provides electric transmission services primarily in Wisconsin. See Footnote 4 to the consolidated financial statements for further discussion of MGE Transco and the investment in ATC.

The "All other" segment includes: corporate, CWDC, MAGAEL, and MGE Construct. These entities' operations consist of investing in companies and property which relate to the regulated operations, financing the regulated operations, or providing construction services to the other subsidiaries.

General corporate expenses include the cost of executive management, corporate accounting and finance, information technology, risk management, human resources and legal functions, and employee benefits that are allocated to electric and gas segments based on formulas prescribed by the PSCW. Identifiable assets are those used in MGE's operations in each segment. Assets not allocated consist primarily of cash and cash equivalents, restricted cash, investments, other accounts receivable, and prepaid assets.

Sales between our electric and gas segments are based on PSCW approved tariffed rates. Additionally, intersegment operations related to the leasing arrangement between our electric segment and MGE Power West Campus/ MGE Power Elm Road are based on terms previously approved by the PSCW. Consistent with internal reporting and in accordance with the provisions of SFAS 131, management has presented the direct financing capital lease between MGE and MGE Power West Campus as an operating lease for purposes of segment reporting. Lease payments made by MGE to MGE Power West Campus are shown as operating expenses. The lease payments received by MGE Power West Campus from MGE are shown as lease income in interdepartmental revenues. The depreciation expense associated with the WCCF is reflected in the nonregulated energy segment.

All prior year segment data has been re-presented to conform with the current year presentation and segment break out. The following table shows segment information for MGE Energy's and MGE's operations:

| *(In thousands)* **MGE Energy** | Electric | Gas | Non-Regulated Energy | Transmission Investment | All Others | Consolidation/ Elimination Entries | Consolidated Total |
|---|---|---|---|---|---|---|---|
| ***Year ended December 31, 2008*** | | | | | | | |
| Operating revenues | $345,962 | $242,598 | $7,433 | $- | $- | $- | $595,993 |
| Interdepartmental revenues | 541 | 21,511 | 14,878 | - | - | (36,930) | - |
| Total operating revenues | 346,503 | 264,109 | 22,311 | - | - | (36,930) | 595,993 |
| Depreciation and amortization | (27,354) | (9,175) | (2,744) | - | - | - | (39,273) |
| Other operating expenses | (270,671) | (234,593) | (105) | (1) | (498) | 36,930 | (468,938) |
| Operating income (loss) | 48,478 | 20,341 | 19,462 | (1) | (498) | - | 87,782 |
| Other income (deductions), net | (38) | (1,660) | - | 7,241 | 2,501 | - | 8,044 |
| Interest income (expense), net | (11,026) | (3,156) | (2,639) | - | 2,819 | - | (14,002) |
| Income before taxes | 37,414 | 15,525 | 16,823 | 7,240 | 4,822 | - | 81,824 |
| Income tax provision | (11,718) | (5,741) | (6,752) | (2,914) | (1,931) | - | (29,056) |
| Net income | $25,696 | $9,784 | $10,071 | $4,326 | $2,891 | $- | $52,768 |
| ***Year ended December 31, 2007*** | | | | | | | |
| Operating revenues | $334,488 | $197,925 | $5,181 | $- | $- | $- | $537,594 |
| Interdepartmental revenues | 506 | 21,134 | 14,858 | - | - | (36,498) | - |
| Total operating revenues | 334,994 | 219,059 | 20,039 | - | - | (36,498) | 537,594 |
| Depreciation and amortization | (20,994) | (8,527) | (2,678) | - | - | - | (32,199) |
| Other operating expenses | (260,184) | (197,491) | (108) | (2) | (441) | 36,498 | (421,728) |
| Operating income (loss) | 53,816 | 13,041 | 17,253 | (2) | (441) | - | 83,667 |
| Other income (deductions), net | 642 | (589) | - | 6,047 | (31) | - | 6,069 |
| Interest income (expense), net | (9,860) | (2,962) | (2,509) | - | 2,275 | - | (13,056) |
| Income before taxes | 44,598 | 9,490 | 14,744 | 6,045 | 1,803 | - | 76,680 |
| Income tax provision | (15,147) | (3,594) | (5,917) | (2,427) | (770) | - | (27,855) |
| Net income | $29,451 | $5,896 | $8,827 | $3,618 | $1,033 | $- | $48,825 |
| ***Year ended December 31, 2006*** | | | | | | | |
| Operating revenues | $318,912 | $185,226 | $3,408 | $- | $- | $- | $507,546 |
| Interdepartmental revenues | 500 | 19,135 | 15,019 | - | - | (34,654) | - |
| Total operating revenues | 319,412 | 204,361 | 18,427 | - | - | (34,654) | 507,546 |
| Depreciation and amortization | (20,260) | (8,339) | (2,743) | - | - | - | (31,342) |
| Other operating expenses | (247,662) | (183,534) | (143) | (8) | (517) | 34,654 | (397,210) |
| Operating income (loss) | 51,490 | 12,488 | 15,541 | (8) | (517) | - | 78,994 |
| Other income (deductions), net | (1,238) | 247 | - | 5,317 | 3 | - | 4,329 |
| Interest income (expense), net | (10,281) | (2,900) | (2,654) | - | 834 | - | (15,001) |
| Income before taxes | 39,971 | 9,835 | 12,887 | 5,309 | 320 | - | 68,322 |
| Income tax provision | (14,865) | (3,654) | (5,109) | (2,134) | (137) | - | (25,899) |
| Net income | $25,106 | $6,181 | $7,778 | $3,175 | $183 | $- | $42,423 |

| *(In thousands)* **MGE** | Electric | Gas | Non-Regulated Energy | Transmission Investment | Consolidation/ Elimination Entries | Consolidated Total |
|---|---|---|---|---|---|---|
| ***Year ended December 31, 2008*** | | | | | | |
| Operating revenues | $345,962 | $242,598 | $7,433 | $- | $- | $595,993 |
| Interdepartmental revenues | 541 | 21,511 | 14,878 | - | (36,930) | - |
| Total operating revenues | 346,503 | 264,109 | 22,311 | - | (36,930) | 595,993 |
| Depreciation and amortization | (27,354) | (9,175) | (2,744) | - | - | (39,273) |
| Other operating expenses* | (282,395) | (240,953) | (6,857) | (1) | 36,930 | (493,276) |
| Operating income (loss)* | 36,754 | 13,981 | 12,710 | (1) | - | 63,444 |
| Other income (deductions), net * | (32) | (1,041) | - | 4,327 | - | 3,254 |
| Interest expense, net | (11,026) | (3,156) | (2,639) | - | - | (16,821) |
| Income before minority interest | 25,696 | 9,784 | 10,071 | 4,326 | - | 49,877 |
| Minority interest, net of tax | - | - | - | - | (12,304) | (12,304) |
| Net income (loss) | $25,696 | $9,784 | $ 10,071 | $4,326 | $(12,304) | $37,573 |
| ***Year ended December 31, 2007*** | | | | | | |
| Operating revenues | $334,488 | $197,925 | $5,181 | $- | $- | $537,594 |
| Interdepartmental revenues | 506 | 21,134 | 14,858 | - | (36,498) | - |
| Total operating revenues | 334,994 | 219,059 | 20,039 | - | (36,498) | 537,594 |
| Depreciation and amortization | (20,994) | (8,527) | (2,678) | - | - | (32,199) |
| Other operating expenses* | (275,652) | (201,038) | (6,025) | (2) | 36,498 | (446,219) |
| Operating income (loss)* | 38,348 | 9,494 | 11,336 | (2) | - | 59,176 |
| Other income (deductions), net* | 963 | (636) | - | 3,620 | - | 3,947 |
| Interest expense, net | (9,860) | (2,962) | (2,509) | - | - | (15,331) |
| Income before minority interest | 29,451 | 5,896 | 8,827 | 3,618 | - | 47,792 |
| Minority interest, net of tax | - | - | - | - | (10,721) | (10,721) |
| Net income (loss) | $29,451 | $5,896 | $8,827 | $3,618 | $(10,721) | $37,071 |
| ***Year ended December 31, 2006*** | | | | | | |
| Operating revenues | $318,912 | $185,226 | $3,408 | $- | $- | $507,546 |
| Interdepartmental revenues | 500 | 19,135 | 15,019 | - | (34,654) | - |
| Total operating revenues | 319,412 | 204,361 | 18,427 | - | (34,654) | 507,546 |
| Depreciation and amortization | (20,260) | (8,339) | (2,743) | - | - | (31,342) |
| Other operating expenses* | (263,057) | (187,096) | (5,252) | (8) | 34,653 | (420,760) |
| Operating income (loss)* | 36,095 | 8,926 | 10,432 | (8) | (1) | 55,444 |
| Other income (deductions), net * | (708) | 155 | - | 3,183 | (23) | 2,607 |
| Interest expense, net | (10,281) | (2,900) | (2,654) | - | - | (15,835) |
| Income (loss) before minority interest | 25,106 | 6,181 | 7,778 | 3,175 | (24) | 42,216 |
| Minority interest, net of tax | - | - | - | - | (9,610) | (9,610) |
| Net income (loss) | $25,106 | $6,181 | $7,778 | $3,175 | $(9,634) | $32,606 |

*Amounts are shown net of the related tax expense, consistent with the presentation on the consolidated MGE Income Statement.

The following table shows segment information for MGE Energy's and MGE's assets and capital expenditures:

| | Utility | | | Consolidated | | | | |
|---|---|---|---|---|---|---|---|---|
| *(In thousands)* **MGE Energy** | Electric | Gas | Assets not Allocated | Nonregulated Energy | Transmission Investment | All Others | Consolidation/ Elimination Entries | Total |
| *Assets:* | | | | | | | | |
| December 31, 2008 | $677,540 | $284,211 | $14,642 | $271,568 | $46,292 | $381,433 | $(407,411) | $1,268,275 |
| December 31, 2007 | 614,949 | 234,002 | 14,876 | 227,415 | 40,808 | 342,491 | (362,954) | 1,111,587 |
| December 31, 2006 | 547,150 | 228,639 | 10,472 | 177,234 | 38,470 | 298,261 | (319,792) | 980,434 |
| *Capital Expenditures:* | | | | | | | | |
| Year ended Dec. 31, 2008 | $47,033 | $8,441 | $ - | $50,303 | $ - | $ - | $ - | $105,777 |
| Year ended Dec. 31, 2007 | 70,687 | 12,091 | - | 53,480 | - | - | - | 136,258 |
| Year ended Dec. 31, 2006 | 50,604 | 10,206 | - | 31,765 | - | - | - | 92,575 |

| | Utility | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* **MGE** | Electric | Gas | Assets not Allocated | Nonregulated Energy | Transmission Investment | Consolidation/ Elimination Entries | Total |
| *Assets:* | | | | | | | |
| December 31, 2008 | $677,540 | $284,211 | $14,642 | $271,318 | $46,292 | $(22,881) | $1,271,122 |
| December 31, 2007 | 614,949 | 234,002 | 14,876 | 227,165 | 40,808 | (15,908) | 1,115,892 |
| December 31, 2006 | 547,150 | 228,639 | 10,472 | 176,984 | 38,470 | (12,983) | 988,732 |
| *Capital Expenditures:* | | | | | | | |
| Year ended Dec. 31, 2008 | $47,033 | $8,441 | $ - | $50,303 | $ - | $ - | $105,777 |
| Year ended Dec. 31, 2007 | 70,687 | 12,091 | - | 53,480 | - | - | 136,258 |
| Year ended Dec. 31, 2006 | 50,604 | 10,206 | - | 31,765 | - | - | 92,575 |

## 25. Quarterly Summary of Operations - MGE Energy (unaudited).

| *(In thousands, except per-share amounts)* | Quarters Ended | | | |
|---|---|---|---|---|
| **2008** | March 31 | June 30 | Sept. 30 | Dec. 31 |
| Operating revenues: | | | | |
| Regulated electric revenues | $82,439 | $84,031 | $99,177 | $80,315 |
| Regulated gas revenues | 105,484 | 38,920 | 24,843 | 73,351 |
| Nonregulated revenues | 2,073 | 1,786 | 1,787 | 1,787 |
| Total | 189,996 | 124,737 | 125,807 | 155,453 |
| Operating expenses | 165,688 | 106,495 | 100,556 | 135,472 |
| Operating income | 24,308 | 18,242 | 25,251 | 19,981 |
| Interest and other income, net | (2,857) | (1,745) | 1,781 | (3,137) |
| Income tax provision | (7,614) | (5,940) | (9,722) | (5,780) |
| Earnings on common stock | $13,837 | $10,557 | $17,310 | $11,064 |
| Earnings per common share | $0.63 | $0.48 | $0.78 | $0.49 |
| Dividends per share | $0.355 | $0.355 | $0.362 | $0.362 |
| **2007** | | | | |
| Operating revenues: | | | | |
| Regulated electric revenues | $76,764 | $80,947 | $98,435 | $78,342 |
| Regulated gas revenues | 89,843 | 28,297 | 16,588 | 63,197 |
| Nonregulated revenues | 1,279 | 1,301 | 1,300 | 1,301 |
| Total | 167,886 | 110,545 | 116,323 | 142,840 |
| Operating expenses | 146,253 | 93,822 | 90,588 | 123,264 |
| Operating income | 21,633 | 16,723 | 25,735 | 19,576 |
| Interest and other income, net | (2,225) | (1,430) | (890) | (2,442) |
| Income tax provision | (7,106) | (5,327) | (9,309) | (6,113) |
| Earnings on common stock | $12,302 | $9,966 | $15,536 | $11,021 |
| Earnings per common share | $0.59 | $0.47 | $0.71 | $0.50 |
| Dividends per share | $0.348 | $0.348 | $0.355 | $0.355 |

**Notes:**

- The quarterly results of operations within a year may not be comparable because of seasonal and other factors.
- The sum of earnings per share of common stock for any four quarters may vary slightly from the earnings per share of common stock for the equivalent twelve-month period due to rounding.
- MGE Energy's operations are based primarily on its utility subsidiary MGE.

## 26. Related Party Transactions - MGE Energy and MGE.

*ATC*

During 2008, 2007, and 2006, MGE recorded $21.9 million, $18.7 million, and $16.3 million, respectively for transmission services received from ATC. MGE also provides a variety of operational, maintenance, and project management work for ATC, which is reimbursed by ATC. For the year ended December 31, 2008, MGE had a receivable due from ATC of $0.2 million. For each of the years ended December 31, 2007 and 2006, MGE had a receivable due from ATC of $0.1 million.

WEPCO and ATC entered into an interconnection agreement related to transmission system upgrades for the Elm Road project, in which MGE Power Elm Road has an undivided 8.33% ownership interest. At December 31, 2008 and 2007, MGE Power Elm Road has a receivable from ATC totaling $3.2 million and $2.8 million, respectively, related the work done by ATC on the Elm Road interconnection project. MGE will be reimbursed for all these costs upon commercial operation of Unit 1.

During the year ended December 31, 2008, MGE paid $0.1 million in cash to ATC in exchange for substation assets.

For additional discussion on MGE's relationship with ATC, see Footnote 4.

27. **Subsequent Events- MGE Energy and MGE.**

a. **Pension and Postretirement Benefit Payment.**

On January 23, 2009, MGE made a cash payment of $6.0 million to the pension and postretirement plans. This contribution was made at MGE's discretion.

b. **ATC Capital Contribution.**

On January 30, 2009, MGE Transco made a voluntary $0.9 million capital contribution to ATC.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

**MGE Energy and MGE**

None.

## Item 9A. Controls and Procedures.

**MGE Energy and MGE**

*Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures*

During the fourth quarter of 2008, each registrant's management, including the principal executive officer and principal financial officer, evaluated its disclosure controls and procedures related to the recording, processing, summarization, and reporting of information in its periodic reports that it files with the SEC. These disclosure controls and procedures have been designed to ensure that material information relating to that registrant, including its subsidiaries, is accumulated and made known to that registrant's management, including its principal executive officer and its principal executive financial officer, by other employees of that registrant and its subsidiaries as appropriate to allow timely decisions regarding required disclosure, and that this information is recorded, processed, summarized, evaluated, and reported, as applicable, within the time periods specified in the SEC's rules and forms. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Also, the registrants do not control or manage certain of their unconsolidated entities, and thus, their access and ability to apply their procedures to those entities is more limited than is the case for their consolidated subsidiaries.

As of December 31, 2008, the principal executive officer and principal financial officer of each registrant concluded that such registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective to accomplish their objectives. Each registrant intends to continually strive to improve its disclosure controls and procedures to enhance the quality of its financial reporting.

During the quarter ended December 31, 2008, there were no changes in MGE Energy or MGE's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, MGE Energy or MGE's internal control over financial reporting.

**MGE Energy and MGE**

Management of MGE Energy and MGE are required to assess and report on the effectiveness of its internal control over financial reporting as of December 31, 2008. As a result of that assessment, management determined that there were no material weaknesses as of December 31, 2008 and, therefore, concluded that MGE Energy and MGE's internal control over financial reporting was effective. Management's Report on Internal Control Over Financial Reporting is included in Item 8. - Financial Statements and Supplementary Data.

## Item 9B. Other Information.

**MGE Energy**

None.

## PART III.

### Item 10. Directors, Executive Officers, and Corporate Governance.

**MGE Energy**

The information required by Item 10 relating to directors and nominees for election as directors at MGE Energy's annual meeting of shareholders is incorporated herein by reference to the information under the heading "ELECTION OF DIRECTORS" in MGE Energy's definitive proxy statement (2009 Proxy Statement) to be filed with the SEC on or before April 9, 2009. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the information under the heading "BENEFICIAL OWNERSHIP - Section 16(a) Beneficial Ownership Reporting Compliance" in the 2009 Proxy Statement.

The information required by Item 10 relating to executive officers is set forth above in Item 1. Business - Executive Officers of the Registrants.

**Code of Ethics**

MGE Energy has adopted a Code of Ethics applicable to its directors and all of its employees, including its chief executive officer, chief financial officer, and principal accounting officer. The Code of Ethics is available on MGE Energy's web site at www.mgeenergy.com.

### Item 11. Executive Compensation.

See Item 12.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

**MGE Energy**

The required information for Items 11 and 12 is included in the 2009 Proxy Statement, which will be filed with the SEC on or before April 9, 2009, under the section "EXECUTIVE COMPENSATION," not including "Compensation Committee Report," and "Company Performance," and under the section "BENEFICIAL OWNERSHIP," which is incorporated herein by reference.

MGE Energy does not have or maintain any equity compensation plans.

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

**MGE Energy**

The information required by Item 13 is incorporated by reference herein from the "BOARD OF DIRECTORS INFORMATION" section in the 2009 MGE Energy Proxy Statement, which will be filed with the SEC on or before April 9, 2009.

## Item 14. Principal Accounting Fees and Services.

**MGE Energy**

The information required by Item 14 is incorporated herein by reference to the information under the heading "RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" in the 2009 Proxy Statement.

**MGE**

Independent Registered Public Accounting Firm Fees Disclosure

| | 2008 | 2007 |
|---|---|---|
| Audit Fees: | | |
| Audit of financial statements and internal controls .. | $659,554 | $620,190 |
| Review of SEC filings and comfort letters .............. | - | 32,995 |
| Total Audit Fees .................................................. | $659,554 | $653,185 |
| Audit-Related Fees: | | |
| Services rendered for utility commission-mandated obligations ............................................................ | $12,387 | $ - |
| Total Audit-Related Fees ..................................... | $12,387 | $ - |
| Tax Fees: | | |
| Review of federal and state income tax returns ........ | $28,246 | $28,300 |
| Total Tax Fees .................................................... | $28,246 | $28,300 |
| All Other Fees: | | |
| Fee to access online accounting standards library .... | $3,000 | $1,500 |
| Financial analysis for generation projects ............... | 93,400 | 55,600 |
| Total All Other Fees ........................................... | $96,400 | $57,100 |

MGE is a wholly owned subsidiary of MGE Energy and does not have a separate audit committee. Instead, that function is fulfilled for MGE by the MGE Energy Audit Committee. The Audit Committee approves each engagement of the independent registered public accounting firm to render any audit or nonaudit services before the firm is engaged to render those services. The Chair of the Audit Committee or other designated Audit Committee member may represent the entire Audit Committee for purposes of this approval. Any services approved by the Chair or other designated Audit Committee member are reported to the full Audit Committee at the next scheduled Audit Committee meeting. No de minimis exceptions to this approval process are allowed under the Audit Committee Charter; and thus, none of the services described in the preceding table were approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

# PART IV.

## Item 15. Exhibits and Financial Statement Schedules.

### (a) 1. Financial Statements.



### 2. Financial Statement Schedule.

Schedule II - Valuation and Qualifying Accounts for MGE Energy, Inc. and Madison Gas and Electric Company.

All other schedules have been omitted because they are not applicable or not required, or because the required information is shown in the consolidated financial statements or notes thereto.

### 3. All Exhibits Including Those Incorporated by Reference.

Exhibits. Certain of the following exhibits are incorporated herein by reference under Rule 12b-32 of the Securities Exchange Act of 1934, as amended, as indicated by the parenthetical reference. Certain other instruments which would otherwise be required to be listed below have not been so listed because such instruments do not authorize securities in an amount which exceeds 10% of the total assets of the applicable registrant and its subsidiaries on a consolidated basis and the relevant registrant agrees to furnish a copy of any such instrument to the Commission upon request. An asterisk (*) indicates a management contract or compensatory plan or arrangement.

3.1 Amended and Restated Articles of Incorporation of MGE Energy, Inc. (Exhibit 3.1 to MGE Energy's Registration Statement on Form S-4, Registration No. 333-72694.)

3.2 Amended and Restated Bylaws of MGE Energy, Inc. (Exhibit 3.2 to MGE Energy's Registration Statement on Form S-4, Registration No. 333-72694.)

3.3 Restated Articles of Incorporation of Madison Gas and Electric Company as in effect at May 6, 1996. (Exhibit 3.(i) to Form 10-K for year ended December 31, 1996, File No. 0-1125.)

3.4 Amended Bylaws of Madison Gas and Electric Company as in effect at August 16, 2002. (Exhibit 3.4 to Form 10-K for year ended December 31, 2002, File No. 0-1125.)

4.1 Indenture of Mortgage and Deed of Trust between Madison Gas and Electric Company and Firstar Trust Company (successor to First Wisconsin Trust Company), as Trustee, dated as of January 1, 1946. (Exhibit 7-D to SEC File No. 0-1125.)

4.2 Supplemental Indenture to aforementioned indenture of Mortgage and Deed of Trust.

| Supplemental Indenture | Dated as of | Exhibit No. | SEC File No. |
|---|---|---|---|
| Seventeenth | February 1, 1993 | 4F | Form 10-K for year ended December 31, 1992, File No. 0-1125 |

4.3 Indenture between MGE and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.), as Trustee, dated as of September 1, 1998. (Exhibit 4B to Form 10-K for year ended December 31, 1999, File No. 0-1125.)

10.1 Credit Agreement dated as of December 21, 2005, among MGE Energy, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (Exhibit 10.5 to Form 10-K for the year ended December 31, 2005, File No. 0-1125.)

10.2 First Amendment dated as of April 25, 2006, to Credit Agreement dated as of December 21, 2005, among MGE Energy, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2006, File No. 0-469965.)

10.3 Amended and Restated Credit Agreement dated as of December 21, 2005, among Madison Gas and Electric Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent. (Exhibit 10.6 to Form 10-K for the year ended December 31, 2005, File No. 0-1125.)

10.4 Agreement dated August 29, 2008, between Madison Gas and Electric Company, as Borrower, and JPMorgan Chase Bank, N.A., as Lender. (Exhibit 10.1 to Form 8-K dated August 29, 2008, File No. 0-1125.)

10.5 Credit Agreement dated as of August 29, 2008 among MGE Energy, Inc., as Borrower, the lenders named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent. (Exhibit 10.2 to Form 8-K dated August 29, 2008, File No. 0-49965.)

10.6 Credit Agreement dated as of December 30, 2008, among MGE Energy, Inc., as Borrower, the lenders named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent. (Exhibit 10.1 to Form 8-K dated December 30, 2008, File No. 0-49965.)

10.7 Distribution Agreement, dated as of November 9, 2006, by and between MGE Energy, Inc. and J.P. Morgan Securities Inc. (Exhibit 1.1 to Form 8-K dated November 9, 2006, File No. 0-49965.)

10.8 Copy of Joint Power Supply Agreement with Wisconsin Power and Light Company and Wisconsin Public Service Corporation dated February 2, 1967. (Exhibit 4.09 to Registration Statement, Registration No. 2-27308.)

10.9 Copy of Joint Power Supply Agreement (Exclusive of Exhibits) with Wisconsin Power and Light Company and Wisconsin Public Service Corporation dated July 26, 1973, amending Exhibit 5.04. (Exhibit 5.04A to Registration Statement, Registration No. 2-48781.)

10.10 Copy of revised Agreement for Construction and Operation of Columbia Generating Plant with Wisconsin Power and Light Company and Wisconsin Public Service Corporation dated July 26, 1973. (Exhibit 5.07 to Registration Statement, Registration No. 2-48781.)

10.11 Copy of Amended and Restated Agreement for Construction and Operation of Columbia Generating Plant dated January 17, 2007. (Exhibit 10.9 to Form 10-K for the year ended December 31, 2006, File No. 0-1125.)

10.12 West Campus Cogeneration Facility Engineering, Procurement and Construction Agreement, dated as of October 1, 2003, among MGE Construct LLC, as General Contractor, and the State of Wisconsin, and MGE Power West Campus, LLC, as Joint Owners. (Exhibit 10.18 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.13 West Campus Cogeneration Facility Joint Ownership Agreement, dated as of October 13, 2003, among MGE Power West Campus, LLC, The Board of Regents of the University of Wisconsin System, and the State of Wisconsin, as Joint Owners. (Exhibit 10.19 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.14 West Campus Cogeneration Facility Operation and Maintenance Agreement, dated as of October 13, 2003, among Madison Gas and Electric Company, as Operator, and the Board of Regents of the University of Wisconsin System, as Joint Owner. (Exhibit 10.20 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.15 West Campus Cogeneration Facility Lease Agreement, dated as of March 18, 2004, among MGE Power West Campus, LLC, as Lessor, and Madison Gas and Electric Company, as Lessee. (Exhibit 10.21 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.16 West Campus Cogeneration Facility Ground Lease, dated as of July 15, 2002, among MGE Power LLC, as Lessee, and the Board of Regents of the University of Wisconsin System, as Lessor. (Exhibit 10.22 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.17 West Campus Cogeneration Facility Amendment of Ground Lease, dated as of March 18, 2004, among MGE Power West Campus, LLC as Lessee, and the Board of Regents of the University of Wisconsin System, as Lessor. (Exhibit 10.23 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.18 West Campus Cogeneration Facility MGE Ground Sublease, dated as of March 18, 2004, among MGE Power West Campus, LLC as Lessee, and Madison Gas and Electric Company, as Lessor. (Exhibit 10.24 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.19 Elm Road Generating Station Common Facilities Operating and Maintenance Agreement, dated as of December 17, 2004, among Madison Gas and Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/Owner Parties, and Wisconsin Electric Power Company, as Operating Agent. (Exhibit 10.7 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.20 Elm Road Generating Station New Common Facilities Ownership Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners. (Exhibit 10.8 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.21 Elm Road Generating Station I Ownership Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners, Elm Road Services, LLC, as Project Manager, and W.E. Power LLC. (Exhibit 10.9 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.22 Elm Road Generating Station I Facility Lease Agreement, dated as of November 4, 2005, among MGE Power Elm Road, LLC, as Lessor, and Madison Gas and Electric Company, as Lessee. (Exhibit 10.10 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.23 Elm Road Generating Station I Operating and Maintenance Agreement, dated as of December 17, 2004, among Madison Gas and Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/ Owners, and Wisconsin Electric Power Company, as Operating Agent. (Exhibit 10.11 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.24 Elm Road Generating Station I Easement and Indemnification Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor. (Exhibit 10.12 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.25 Elm Road Generating Station I Easement and Indemnification Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC and Madison Gas and Electric Company. (Exhibit 10.16 to Form 10-K for the year ended December 31, 2005, File No. 0-1125.)

10.26 Elm Road Generating Station II Ownership Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC, Elm Road Generating Station Supercritical, LLC, and Wisconsin Public Power Inc., as Joint Owners, Elm Road Services, LLC, as Project Manager, and W.E. Power LLC. (Exhibit 10.13 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.27 Elm Road Generating Station II Facility Lease Agreement, dated as of November 4, 2005, among MGE Power Elm Road, LLC, as Lessor, and Madison Gas and Electric Company, as Lessee. (Exhibit 10.14 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.28 Elm Road Generating Station II Operating and Maintenance Agreement, dated as of December 17, 2004, among Madison Gas and Electric Company, Wisconsin Electric Power Company, and Wisconsin Public Power Inc., as Lessee/ Owners, and Wisconsin Electric Power Company, as Operating Agent. (Exhibit 10.15 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.29 Elm Road Generating Station II Easement and Indemnification Agreement, dated as of December 17, 2004, among MGE Power Elm Road, LLC and Wisconsin Public Power Inc., as Grantees, and Wisconsin Electric Power Company, as Grantor. (Exhibit 10.16 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.30 Operating Agreement, dated as of October 28, 2005, among MGE Energy LLC, Madison Gas and Electric Company, and MGE Transco Investment LLC. (Exhibit 10.17 to Form 10-Q for the quarter ended September 30, 2005, File No. 0-1125.)

10.31 Wind Turbine Supply Agreement, dated as of September 29, 2006, among Madison Gas and Electric Company as Buyer and Vestas-American Wind Technology , Inc. As Supplier. (Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.32 Warranty Agreement to the Wind Turbine Supply Agreement, dated as of September 29, 2006, among Madison Gas and Electric Company as Buyer and Vestas-American Wind Technology, Inc. As Supplier. (Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.33 Service and Maintenance Agreement, dated as of September 29, 2006, among Madison Gas and Electric Company as Buyer and Vestas-American Wind Technology, Inc. As Supplier. (Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.34 Asset Purchase Agreement, dated as of September 29, 2006, among Madison Gas and Electric Company as Buyer and Northern Iowa Windpower II LLC and Northern Iowa Windpower III LLC as Seller. (Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.35 Substation and Transformer Shared Use Agreement and Easement Agreement, dated as of September 29, 2006, among Madison Gas and Electric Company and Northern Iowa Windpower II LLC as Joint Owners. (Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.36 Management and Administration Agreement, dated as of October 13, 2006, among Madison Gas and Electric Company as Owner and Midwest Renewable Energy Resources, LLC as Manager. (Exhibit 10.7 to Form 10-Q for the quarter ended September 30, 2006, File No. 0-1125.)

10.37* Form of Severance Agreement.

10.38* Form of Deferred Compensation Agreement.

10.39* Form of Amended and Restated Deferred Compensation Agreement.

10.40* Form of Income Continuation Agreement.

10.41* MGE Energy, Inc., 2006 Performance Unit Plan.

10.42* Form of Performance Unit Award Agreement.

12 Statements regarding computation of ratio of earnings to fixed charges:

- 12.1 MGE Energy, Inc.
- 12.2 Madison Gas and Electric Company

21 Subsidiaries of MGE Energy, Inc.

23 Consent of Independent Registered Public Accounting Firm

- 23.1 MGE Energy, Inc.
- 23.2 Madison Gas and Electric Company.

31 Certifications Pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934 as to the Annual Report on Form 10-K for the year ended December 31, 2008, filed by the following officers for the following companies:

- 31.1 Filed by Gary J. Wolter for MGE Energy, Inc.
- 31.2 Filed by Jeffrey C. Newman for MGE Energy, Inc.
- 31.3 Filed by Gary J. Wolter for Madison Gas and Electric Company
- 31.4 Filed by Jeffrey C. Newman for Madison Gas and Electric Company

32 Certifications Pursuant to Section 1350 of Chapter 63 of Title 18 United States Code (Sarbanes-Oxley Act of 2002) as to the Annual Report on Form 10-K for the year ended December 31, 2008, filed by the following officers for the following companies:

- 32.1 Filed by Gary J. Wolter for MGE Energy, Inc.
- 32.2 Filed by Jeffrey C. Newman for MGE Energy, Inc.
- 32.3 Filed by Gary J. Wolter for Madison Gas and Electric Company
- 32.4 Filed by Jeffrey C. Newman for Madison Gas and Electric Company

## Schedule II
## MGE Energy, Inc., and Madison Gas and Electric Company
## Valuation and Qualifying Accounts

| | Balance at beginning of period | Additions (1) Charged to costs and expenses | Additions (2) Charged to other accounts | Net Accounts written off | Balance at end of period |
|---|---|---|---|---|---|
| **Fiscal Year 2006:** | | | | | |
| Accumulated provision for uncollectibles | $(2,827,036) | (3,264,911) | - | 2,495,420 | $(3,596,527) |
| **Fiscal Year 2007:** | | | | | |
| Accumulated provision for uncollectibles | $(3,596,527) | (3,122,611) | - | 2,895,957 | $(3,823,181) |
| **Fiscal Year 2008:** | | | | | |
| Accumulated provision for uncollectibles | $(3,823,181) | (4,273,313) | (83,457) | 3,904,052 | $(4,275,899) |

# Signatures - MGE Energy, Inc.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**MGE Energy, Inc.**
(Registrant)

Date: February 26, 2009

/s/ Gary J. Wolter
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2009.

| | |
|---|---|
| /s/ Gary J. Wolter | Gary J. Wolter<br>Chairman, President and Chief Executive Officer and Director<br>(Principal Executive Officer) |
| /s/ Jeffrey C. Newman | Jeffrey C. Newman<br>Vice President, Chief Financial Officer, Secretary and Treasurer<br>(Principal Financial Officer and Principal Accounting Officer) |
| /s/ Richard E. Blaney, Director | Richard E. Blaney, Director |
| /s/ Londa J. Dewey, Director | Londa J. Dewey, Director |
| /s/ F. Curtis Hastings, Director | F. Curtis Hastings, Director |
| /s/ Regina M. Millner, Director | Regina M. Millner, Director |
| /s/ Frederic E. Mohs, Director | Frederic E. Mohs, Director |
| /s/ John R. Nevin, Director | John R. Nevin, Director |
| /s/ Thomas R. Stolper, Director | Thomas R. Stolper, Director |
| /s/ H. Lee Swanson, Director | H. Lee Swanson, Director |

# Signatures - Madison Gas and Electric Company

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**Madison Gas and Electric Company**
(Registrant)

| | |
|---|---|
| Date: February 26, 2009 | /s/ Gary J. Wolter |
| | Chairman, President and Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2009.

| | |
|---|---|
| /s/ Gary J. Wolter | Gary J. Wolter<br>Chairman, President and Chief Executive Officer and Director<br>(Principal Executive Officer) |
| /s/ Jeffrey C. Newman | Jeffrey C. Newman<br>Vice President, Chief Financial Officer, Secretary and Treasurer<br>(Principal Financial Officer and Principal Accounting Officer) |
| /s/ Richard E. Blaney, Director | Richard E. Blaney, Director |
| /s/ Londa J. Dewey, Director | Londa J. Dewey, Director |
| /s/ F. Curtis Hastings, Director | F. Curtis Hastings, Director |
| /s/ Regina M. Millner, Director | Regina M. Millner, Director |
| /s/ Frederic E. Mohs, Director | Frederic E. Mohs, Director |
| /s/ John R. Nevin, Director | John R. Nevin, Director |
| /s/ Thomas R. Stolper, Director | Thomas R. Stolper, Director |
| /s/ H. Lee Swanson, Director | H. Lee Swanson, Director |

# 2008 Highlights

## MGE Energy (MGEE)

**Year at a Glance**

*(Thousands, except per-share amounts)*

| | 2008 | 2007 | Increase/ (Decrease) | % Change |
|---|---|---|---|---|
| Operating Revenues | $ 595,993 | $ 537,594 | $ 58,399 | 10.9 |
| Net Income | $ 52,768 | $ 48,825 | $ 3,943 | 8.1 |
| Basic and Diluted Earnings Per Share | $ 2.38 | $ 2.27 | $ 0.11 | 4.8 |
| Dividends Declared Per Share | $ 1.43 | $ 1.41 | $ 0.02 | 1.4 |
| Dividend Payout Ratio | 60.1% | 62.1% | (2.0) | (3.2) |
| Average Shares Outstanding | 22,197 | 21,520 | 677 | 3.1 |
| Shares Outstanding at Year End | 22,905 | 21,950 | 955 | 4.4 |
| Return on Average Common Equity | 11.8% | 12.1% | (0.3) | (2.5) |
| Book Value Per Share | $ 21.54 | $ 19.88 | $ 1.66 | 8.4 |
| Market Price Per Share *(Dec. 31)* | $ 33.00 | $ 35.47 | $ (2.47) | (7.0) |
| Total Market Value *(Dec. 31)* | $ 755,865 | $ 778,567 | $ (22,702) | (2.9) |
| Total Assets | $ 1,268,275 | $ 1,111,587 | $ 156,688 | 14.1 |
| Total Electric Sales *(kWh)* | 3,380,892 | 3,431,509 | (50,617) | (1.5) |
| Total Gas Deliveries *(therms)* | 244,396 | 215,193 | 29,203 | 13.6 |



Assets
($ billions)
$.828
$.916
$.980
$1.112
$1.268
2004
2005
2006
2007
2008
Earnings Per Share
$1.77
$1.57
$2.06
$2.27
$2.38
2004
2005
2006
2007
2008


*For detailed financial information, see the 2008 MGE Energy Form 10-K.*

MGE ENERGY

# Letter to our shareholders



Gary J. Wolter, MGE Energy Chairman, President and Chief Executive Officer

This year, MGE Energy celebrates 100 consecutive years of delivering dividends to you — our loyal shareholders.

This remarkable century of dividend payments is built on our consistently strong financial performance. Over the years, shareholders have benefited from MGE's dedication to our core business, our strategic investments and our prudent financial management. We are proud to provide you with such an outstanding history of shareholder value.

Our customers and the communities we serve have also benefited. Our performance has allowed us to remain a local company focused on customer service and reliability. We have invested strategically in energy infrastructure, environmentally responsible technologies and smart economic growth.

Our firm financial position allowed us to reward investors with consistent dividend payment and growth over time and enabled MGE Energy to remain strong during the economic crisis in 2008.

Cumulative Dividends Paid


(millions)
$647
1909
2008

## Dedicated to dividends since 1909

100 years of delivering dividends is an accomplishment very few companies can claim. In fact, only 58 U.S. companies have paid annual dividends for 100 or more years, according to DividendInvestor.com. No other Wisconsin utility has a dividend track record that matches MGE Energy's achievement. We stand with a select group of U.S. companies that remain dedicated to investor dividends. Cumulative dividends paid to our shareholders totaled $647 million since 1909.

MGE Energy has raised dividends each year since 1976. Dividends increased from $0.55 to $1.43 per share during that time. MGE Energy is one of only six electric utilities to raise dividends annually for 30 or more consecutive years.

This record of dividend increases puts MGE Energy on Mergent's list of Dividend Achievers. Only 10% of dividend-paying common stocks are classified Dividend Achievers because they demonstrate the consistent ability to increase dividend payments over a substantial period of time.

MGE Energy also is a national leader in solid financial management. Madison Gas and Electric Co. (MGE), our main subsidiary, maintained the highest bond rating (AA-) of all investor-owned, combination utilities in the nation from Standard & Poor's in 2008.

Likewise, Moody's Investors Service gave MGE the highest mark among utilities (Aa2) for its sound business strategy and supportive regulatory environment. MGE Energy's financial performance earned one of Value Line's top ratings for financial strength and its highest ranking for a safe investment.

MGE Energy stock weathered Wall Street's extreme market volatility far better than the major stock indexes. Your company finished 2008 as the best-performing utility stock in Wisconsin and one of the top-performing stocks in the state.


Dividends Paid Per Share
(rounded)
$1.43
$0.55
1976
2008

**Top Credit Quality (MGE)**

**S&P**
Corporate Credit: AA-
Outlook: Stable

**Moody's**
Secured: Aa2
Unsecured: Aa3
Outlook: Stable

# Solid earnings, growing assets

MGE Energy produced earnings of $2.38 per share in 2008. Earnings benefited from colder winter weather and gains on local economic development investments.

MGE Energy's assets reached nearly $1.3 billion in 2008. This is a 1,000 fold increase over the last 100 years.

One of our recent investments is in We Energies' Oak Creek Power Plant expansion. MGE Energy's 8.33% ownership interest is approximately $172 million (excluding capitalized interest). The first of two 615-megawatt (MW) advanced technology, cleaner coal units will be ready to serve customers in early 2010. The second unit is planned for later that year. We also expanded our assets in renewable energy by bringing a new $59 million wind farm online in 2008.


Asset Growth
$1.3 billion
$1.4 million
1909
2008


2008 Stock Price Performance
(% change month-to-month)
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
-35.0%
-40.0%
-45.0%
12/31/07
12/31/08
MGEE
MGEE
DJUA
DJIA
S&P500

MGE Energy compared to Dow Jones Utilities, Dow Jones Industrials and the S&P 500.

# Letter to our shareholders



Thomas Wapneski, an MGE line technician, works on upgrade and improvement projects that make the electric system more efficient and help prevent service interruptions.



Steve Beversdorf (left) and John Wichern, MGE gas systems engineering technicians, check the progress of a gas construction project on Madison's growing west side.

## An industry leader for customers

In 2008, MGE had the highest residential green pricing participation rate of any investor-owned utility in the country. About 10% of our residential customers now purchase clean wind and solar energy through our innovative program.

We also provide highly dependable energy for customers. MGE was rated No. 1 in the country for electric service reliability in a 2007 national utility survey. Our electric service reliability ranked among the top 10 utilities in the country for the five years ended in 2007. MGE pays diligent attention to maintaining excellent gas and electric distribution systems.

## Cleaner environment

In response to our customers, we chose to increase our wind resource capacity by 12 times in 2008. Our wind energy capacity grew from 11 to 137 MW. In 2009, renewable energy is expected to account for more than 12% of MGE's total energy supply, up dramatically from 1.6% in 2007.

This increased wind capacity comes from our new 30-MW wind farm in northern Iowa and wind power purchases from two other new Iowa wind projects and one new wind farm in Wisconsin.

We also know that many customers and shareholders are concerned about global climate change and carbon dioxide ($CO_2$) emissions. In 2008, we partnered with others to launch a new Web site, CO2gether.org, which gives customers the knowledge they need to reduce their energy use and $CO_2$ emissions. This one-stop Web site allows people to calculate the $CO_2$ impacts of their energy and transportation use, track their actions and share their results with others.

Under our strategic energy supply plan, Energy 2015, MGE's $CO_2$ impacts are projected to decline system-wide even though total energy use is expected to increase. We project a 10% decrease for $CO_2$ rates and an 8% decrease for total $CO_2$ emissions from 2005 to 2015.

## Resilient local economy

We are fortunate to serve an area that has good jobs, a diversified economy and strong educational institutions. It all adds up to an outstanding quality of life. In 2008, the Madison area was ranked 8th in the country in *Best Life's* annual "100 Best Places to Raise a Family" survey.

Over the years, MGE has provided support to help keep our economy healthy and growing. Our innovative approaches have helped fuel significant economic growth in our community.

**Gross Domestic Product Growth**

(2001 – 2006 current dollars)



23%
30%
32%
Wisconsin
U.S.
Madison


Source: U.S. Bureau of Economic Analysis

Our area's economic strength is reflected in a national survey that ranked Madison's economy 15th among 363 metro areas. Madison has been rated in the top 20 for the last five years in the Policom report.

Another important indicator is Madison's gross domestic product growth rate, which has increased faster than the U.S. and Wisconsin rates.

## Officer and board changes

Your Board of Directors elected Jeffrey C. Newman as Vice President, Chief Financial Officer, Secretary and Treasurer of MGE Energy and MGE effective Jan. 1, 2009. Mr. Newman previously served as Vice President and Treasurer and has been with the company for 24 years. He replaced Terry A. Hanson, Vice President, Chief Financial Officer and Secretary, who retired on Dec. 31, 2008.

Thomas R. Stolper was elected to the Board of Directors of MGE Energy and MGE effective Dec. 19, 2008. Mr. Stolper is the Chief Financial Officer and an owner of TRAC Microbiology, Inc., a food and consumer products testing, research, auditing and consulting corporation. He also is an owner of Pro Chemicals LLC, a cleaning and sanitizing products manufacturer.

## A century of dividends

As we mark our significant history of dividend payments, I want to recognize our loyal investors. Thank you for your confidence and commitment to our company.

We are proud to celebrate with you 100 years of delivering dividends.

Gary J. Wolter

Chairman, President and Chief Executive Officer

# 100 years of delivering dividends to our shareholders

Since 1909, the United States has rolled through World War I, the Roaring Twenties, the Great Depression, World War II, the race for space, the 9/11 terrorist attacks and now our nation's current economic crisis. Through it all, your company has built value and paid annual dividends to its investors. Several investors are profiled here.



**Reinvesting dividends.** Skip Baker knows the importance of building assets carefully over time. He and his partner Paul Davenport bought Triggs Plumbing in 1972 when he was just 24 years old. Thirteen years later, he and his wife, Gloria, began building an investment in MGE Energy. "We're good savers. I like the dividend reinvestment plan and how it helps the stock grow," Skip says. With retirement approaching, the Bakers are putting more money into MGE Energy because they see it as a sound investment.

As a small business owner, Skip Baker of Triggs Plumbing in Madison looks out for his future with diversified investments that include MGE Energy stock.



MGE ENERGY, INC.
MGE ENERGY, INC.


100 years of delivering dividends: Currently, 79% of our registered shareholders choose to reinvest their dividends to build value.



MGE ENERGY

# A century of dividends

On Jan. 26, 1909, Madison Gas and Electric's Board of Directors passed a resolution to provide the first dividends to our shareholders. That resolution was the start of what has become a remarkable record for your company — a century of continuous dividend payments.

Only 58 U.S. companies have paid annual dividends for 100 or more years.

Furthermore, for each of the last 33 years, MGE Energy increased its dividend. Only 97 companies in the nation and only six utilities have provided consistent dividend growth for 30 or more years.

We are dedicated to building shareholder value over time. In 1909, the annual dividend was 4 cents per share. Now 100 years later, MGE Energy's annual dividend totaled $1.43 per share.

Our shareholders see the worth of MGE Energy in a balanced portfolio. MGE Energy investors hold shares an average of 12 years. The compounded total return of $100 invested 12 years ago grew to $304 in 2008. Total return includes stock appreciation and reinvested dividends.


Annual Dividend per Share
$1.43
$0.04
1909
2008


12-Year Total Return
$304
$100
12/31/96
12/31/08

Bob Derr meets with Jerilyn Geishirt, an MGE Energy Shareholder Services specialist. Bob invests for himself and has separate accounts for his three grandchildren.



**Dividends for retirement.** When Bob Derr moved to Madison in 1990, he decided to invest directly in his local utility company. "What's great is that I invest the principal, and MGE Energy does the rest of the work for me," Bob says. As a retiree, he enjoys his quarterly dividend check and the stock's stable performance. Bob appreciates the convenience of meeting with MGE Energy's Shareholder Services staff and their help in managing his accounts.



The Helblings benefited from their grandfather's generosity and investment advice. Dan Helbling, 22, enjoys pizza with sisters Emily (left) and Natasha.



**Next generation.** Investment advice can go full circle in a family. The Helblings are learning from their grandfather, Kurt Hauser, an MGE Energy investor. About 10 years ago, he gave them money that their parents invested in MGE Energy. At age 19, Dan Helbling sold his stock and purchased a house in Racine County, Wis., where he grew up. He rented the home to make the mortgage payments while attending college. Dan has since moved up to a second home, completed his biology degree and works in medical research. Dan says, "Like my grandpa, I now invest in MGE Energy."

# Delivering dividends to our customers

We listen to customers so we can design services and products to meet their needs. We have responded with reliable power, innovative environmental initiatives and green energy options.



RANGER


Regular maintenance is critical for a reliable electric system. Rob Priestley (left) and Bob Harper, MGE line technicians, replace a cross arm on a power pole.

First in reliability. MGE ranked No. 1 in electric service reliability in a 2007 nationwide utility industry survey. Our ranking reflects our excellent track record when it comes to dependable energy. For the five years ended in 2007, our electric service reliability ranked among the top 10 utilities in the country.

We are proud to deliver the dependability that our customers expect.

Maintaining a reliable electric system takes a dedicated team and an ongoing effort. Key to MGE's strong track record is a reliability committee that meets monthly to review service outages and to identify improvements to help prevent recurrences.

**MGE's electric system reliability**

| Year | National Ranking |
|---|---|
| 2007 | 1st |
| 2006 | 5th |
| 2005 | 2nd |
| 2004 | 6th |
| 2003 | 7th |

100 years of delivering dividends: 35% of our registered shareholders are also MGE customers.



MGE ENERGY



MGE's newest wind farm came online in early 2008. MGE built its first wind farm in 1999 and purchases energy from three other wind projects.

**Renewable energy leader.** MGE now has the highest green pricing participation rate of any investor-owned utility in the country. About 10% of our residential customers purchase clean wind and solar energy.

Through our expanded Green Power Tomorrow program, approximately 12,000 residential customers buy renewable energy. Most customers choose to buy enough green power to offset 100% of the carbon dioxide emissions from their electricity use. In addition, green energy sales to our business customers has increased 10 fold.

In response to our customers, we expanded our wind capacity by 12 times and launched a new solar-energy program.

**Partners address climate change.** We are giving customers concerned about global climate change the tools they need to reduce their carbon impacts and save energy. CO2gether.org is an innovative Web site that allows our customers and others to measure, track and manage the carbon dioxide ($CO_2$) emitted from their energy use.

Through the Web site, customers can collaborate and learn from each other. People also can track their transportation use. The Web site was developed by MGE, 1000 Friends of Wisconsin and the University of Wisconsin-Madison Center for Sustainability and the Global Environment.

Working on the new Web site CO2gether.org are (left to right) Brad Nordeng, an MGE Web services manager, Anne Shudy Palmer of the University of Wisconsin-Madison and Sonjia Short, an MGE communications manager.


CO2GETHER



**Solar energy.** MGE is working together with customers in a new pilot program, which supports the development of solar power. MGE's Clean Power Partners program encourages customers to install solar photovoltaic systems on their homes or businesses and then sell the energy back to MGE. Since the launch in 2008, we doubled the capacity of the program to meet customer demand. The solar energy is part of our overall green pricing program.

Jeff Ford, an MGE market analyst, meets with Becky Steinhoff, director of the Goodman Community Center in Madison. The center installed a 10-kilowatt solar system on the roof of its new gym and joined the Clean Power Partners program.

# Delivering dividends to our local economy

MGE is committed to helping create a vibrant and healthy economy. We work with others to support and maintain our community's economic strength.





Dane County Economic Indicators
(2001-2006)
28.5%
25.8%
20.7%
7.7%
4.8%
3.0%
10.4%
6.8%
5.6%
Personal Income
Population
Job Growth
Wisconsin
U.S.
Dane Co.


Our service area encompasses one of the strongest local economies in the nation. Madison is rated the top U.S. city for future job growth, according to a Forbes.com report. The study cites Madison's low unemployment rate, the University of Wisconsin-Madison as a major employer and the growth of biotech, health care and medical-device industries.

**Resilient economy.** MGE works with business and community leaders to ensure well-planned economic growth. We enjoy a strong local economy built on good jobs. Dane County's competitive economic growth outpaces the state and the nation in personal income, population and jobs.

In addition, Madison was named smartest city in the nation according to a *Bizjournals* survey. The survey cited three local employment sectors that place a premium on education. Specifically, the report points out that Madison is home to the University of Wisconsin-Madison, the state government of Wisconsin and many biotechnology firms.

100 years of delivering dividends: MGE Energy is one of only 58 U.S. companies to pay annual dividends for 100 or more years.



**Meeting energy needs.** Data centers are choosing to locate in our service area. MGE knows how to meet the critical electric reliability needs of these energy-intensive customers. Being a dependable energy partner is key to attracting and retaining these businesses. Data centers operate 24/7 with high-energy loads. They house computer servers and backup systems for major businesses. These hubs require redundant power sources and backup electric generation. MGE is able to provide the reliable energy these customers need.

Don Larson (left), director of operations at the TEAM Technologies data center in Fitchburg, meets with John Drury of MGE. TEAM Technologies plans to invest $40 million in three phases at its center.





**Tapping success.** In 2008, MGE and its partners more than doubled important funding to help local emerging technology companies. The Venture Debt Fund is now capitalized at $4.5 million. It provides loans to start-up companies with the potential of long-term success. Since it began in 2004, the fund has invested in 11 firms in the Madison area. The fund, which leverages new dollars from other investors, allows our economy to reap the dividend of future jobs and growing companies.



Lavanya Ranganathan works at Gentel Biosciences, which recently received a second round of financing from the Venture Debt Fund. Gentel Biosciences, located in the Fitchburg Technology Campus, provides novel products and services that allow biomedical researchers to more quickly discover and confirm disease biomarkers. This speeds better diagnostic test results to patients.

**Opening for entrepreneurs.** The Metro Innovation Center opened recently near Madison's vibrant downtown with the help of MGE. This offshoot from the successful University Research Park targets high-tech entrepreneurs. MGE donated a central computer server that will help save energy and provide added value to start-up companies looking to open in Madison.

The information technology sector of our economy continues to grow and add new, high-paying jobs. In 2008, both Google and Microsoft opened offices and labs in Madison near the new Metro Innovation Center.

Jim Mohrbacher (right), an MGE business development manager, checks out the new Metro Innovation Center's computer server with Greg Hyer, associate director of the University Research Park.


UNIVERSITY
RESEARCH PARK



# Delivering dividends to our communities



MGE is a community energy company closely tied to the people and areas we serve. Together, we move forward on innovative energy and environmental initiatives.





**Harvest the wind.** MGE Energy commissioned a new 30-megawatt wind farm in northern Iowa in 2008. This wind farm, along with new wind power purchases, allowed us to dramatically expand our wind power production in 2008.

Farming communities benefit from wind projects. Gary Knudtson farms the land owned by his mother Arlene. They support helping the environment and using locally produced energy. "Northern Iowa is like a wind tunnel. The wind blows in this county every day so why not capture it and use it," Gary says. Only a small amount of farmland is taken out of production when locating new turbines. This allows farmers to harvest their crops while MGE harvests the wind for its customers.

Arlene Knudtson and son Gary have two wind turbines on the Iowa land they have farmed since 1965. The steady lease payments from MGE helps family farmers through the ups and downs of commodity prices, fuel costs and weather. To learn more, watch a Harvest the Wind video at www.mgeenergy.com/harvestwind.


Production from Wind
(MWh)
237,000
21,000
2007
2008

100 years of delivering dividends: Since 1909, cumulative dividends paid by MGE Energy totaled $647 million.



MGE ENERGY


HYBRID
100+
MPG
B630

**Plug in for the future.** MGE began piloting plug-in electric hybrid vehicles in 2008. MGE employees are testing this new technology to see how it can help consumers better control energy use and reduce our dependence on foreign fuel sources. Our Toyota Prius and Ford Escape can be charged by plugging into standard household electrical outlets. The vehicles can then travel 30 to 40 miles before engaging the gasoline fuel system.

MGE is participating in a federal Department of Energy study that tracks the performance, electricity use and emissions from plug-in vehicles as we use them throughout our community.

John Coleman, MGE's business ally manager, watches as Joshua Block of Waunakee, Wis., checks out how MGE's plug-in Prius works. MGE employees drive the plug-ins to test them as typical commuting vehicles.



MGE's new 10-kilowatt urban turbine, located in McKee Farms Park in Fitchburg, Wis., has a rotating helix that sits on a 30-foot pole. It is designed to fit well into a residential landscape.

**Demonstrating technology.** MGE is in the forefront with a variety of pilot technology projects. We locate these projects in public places so the community can learn first-hand from these renewable energy innovations. In 2008, we installed a 42-foot-tall urban wind turbine in a popular Fitchburg park. This vertical axis turbine is one of only a few in the U.S.

We also built one of the largest solar-powered lighting projects in the country. The 9.25-kilowatt solar system features 5-foot-by-5-foot solar panels on 37 light poles along a bike path bordering the University of Wisconsin-Madison campus.

**Energy improvements.** MGE offers grants that help rejuvenate neighborhoods and provide affordable, energy-efficient housing. MGE has awarded more than $760,000 in Neighborhood Revitalization Grants since 1998 to fund energy-efficient designs, equipment and construction.

Recently, MGE worked with Stone House Development on a new apartment building. "The expertise and assistance that MGE provided through the Neighborhood Revitalization program has proved invaluable. It allowed us to maximize the energy efficiency of this development, which has significantly reduced energy costs for us and our residents," said Rich Arnesen, vice president of Stone House Development.

Rich Arnesen, vice president of Stone House Development, checks high-efficiency water heaters in the new 76-unit Park Central Apartments on Madison's east side.





# Consolidated Statements of Income

| For the years ended December 31 *(in thousands, except per-share amounts)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Operating Revenues** | | | |
| Regulated revenues | $ 588,560 | $ 532,413 | $ 504,138 |
| Nonregulated revenues | 7,433 | 5,181 | 3,408 |
| Total Operating Revenues | 595,993 | 537,594 | 507,546 |
| **Operating Expenses** | | | |
| Fuel for electric generation | 54,748 | 56,694 | 49,227 |
| Purchased power | 74,676 | 77,594 | 77,164 |
| Cost of gas sold | 171,545 | 140,838 | 129,331 |
| Other operations and maintenance | 151,176 | 130,831 | 126,086 |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Other general taxes | 16,793 | 15,771 | 15,402 |
| Total Operating Expenses | 508,211 | 453,927 | 428,552 |
| **Operating Income** | 87,782 | 83,667 | 78,994 |
| Other income, net | 8,044 | 6,069 | 4,329 |
| Interest expense, net | (14,002) | (13,056) | (15,001) |
| Income before income taxes | 81,824 | 76,680 | 68,322 |
| Income tax provision | (29,056) | (27,855) | (25,899) |
| **Net Income** | $ 52,768 | $ 48,825 | $ 42,423 |
| **Earnings Per Share of Common Stock** (basic and diluted) | $ 2.38 | $ 2.27 | $ 2.06 |
| **Dividends Paid Per Share of Common Stock** | $ 1.43 | $ 1.41 | $ 1.39 |
| **Average Shares Outstanding** (basic and diluted) | 22,197 | 21,520 | 20,564 |

MGE ENERGY®



*For detailed financial information, see the 2008 MGE Energy Form 10-K.*

# Consolidated Statements of Cash Flows

| For the years ended December 31 *(in thousands)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 52,768 | $ 48,825 | $ 42,423 |
| Items not affecting cash: | | | |
| Depreciation and amortization | 39,273 | 32,199 | 31,342 |
| Deferred income taxes | 8,583 | 750 | 5,241 |
| Amortization of investment tax credits | (351) | (410) | (432) |
| AFUDC – equity funds | (858) | (1,927) | (554) |
| Equity earnings in ATC* | (7,241) | (6,047) | (5,317) |
| Employee benefit plan expenses | 7,891 | 8,101 | 10,178 |
| Provision for doubtful accounts receivable | 4,273 | 3,080 | 3,230 |
| Amortization of debt issuance costs and discount | 545 | 543 | 595 |
| Reserve for fuel refund | 5,506 | — | 2,312 |
| Gain on sale of investments | (3,113) | (778) | — |
| Gain on sale of property | (295) | — | — |
| Other items | 1,663 | 1,950 | 653 |
| Changes in working capital items: | | | |
| (Increase) decrease in current assets | (39,202) | (12,312) | 13,042 |
| Increase (decrease) in current liabilities | 1,616 | 3,818 | (4,299) |
| Proceeds from Congestion Cost and Line Loss Allocation Agreement | — | 2,545 | — |
| Dividend income from ATC* | 5,272 | 4,441 | 4,003 |
| Cash contributions to pension and other postretirement plans | (7,665) | (6,346) | (5,779) |
| Other noncurrent items, net | 6,047 | (1,846) | 4,401 |
| Cash Provided by Operating Activities | 74,712 | 76,586 | 101,039 |
| **Investing Activities** | | | |
| Capital expenditures | (105,777) | (136,258) | (92,575) |
| Capital contributions to ATC* and other investments | (3,678) | (255) | (1,974) |
| Proceeds from sale of investments | 3,612 | 910 | — |
| Proceeds from sale of property | 304 | 724 | — |
| Advance to Wisconsin Electric Power Co. for ATC* work related to Elm Road | (330) | (138) | (808) |
| Other | 1,587 | 226 | 916 |
| Cash Used for Investing Activities | (104,282) | (134,791) | (94,441) |
| **Financing Activities** | | | |
| Issuance of common stock, net | 30,997 | 32,786 | 17,050 |
| Issuance of treasury stock | — | — | 119 |
| Cash dividends paid on common stock | (31,780) | (30,295) | (28,513) |
| Repayment of long-term debt | (30,000) | (15,000) | — |
| Issuance of long-term debt | 40,000 | 25,000 | 30,000 |
| Increase (decrease) in short-term debt | 21,000 | 46,500 | (25,500) |
| Other | (330) | — | (82) |
| Cash Provided by/(Used for) Financing Activities | 29,887 | 58,991 | (6,926) |
| **Change in Cash and Cash Equivalents** | 317 | 786 | (328) |
| Cash and cash equivalents at beginning of period | 3,789 | 3,003 | 3,331 |
| Cash and cash equivalents at end of period | $ 4,106 | $ 3,789 | $ 3,003 |

** American Transmission Co.*

MGE ENERGY

*For detailed financial information, see the 2008 MGE Energy Form 10-K.*

# Consolidated Balance Sheets

| At December 31<br>*(in thousands)* | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 4,106 | $ 3,789 |
| Restricted cash | 4,805 | 2,896 |
| Accounts receivable, less reserves of $4,076 and $3,709, respectively | 45,266 | 43,668 |
| Other accounts receivable, less reserves of $200 and $114, respectively | 7,659 | 3,397 |
| Unbilled revenues | 34,701 | 30,370 |
| Materials and supplies, at average cost | 15,592 | 14,809 |
| Fossil fuel | 3,228 | 5,136 |
| Stored natural gas, at average cost | 42,146 | 28,483 |
| Prepaid taxes | 15,671 | 14,696 |
| Regulatory assets – current | 9,876 | 189 |
| Other current assets | 10,828 | 8,242 |
| Total Current Assets | 193,878 | 155,675 |
| Other long-term receivables | 3,005 | 6,166 |
| Special billing projects | 464 | 999 |
| Regulatory assets | 116,165 | 53,375 |
| Other deferred charges | 5,620 | 5,881 |
| **Property, Plant and Equipment, Net** | 702,549 | 638,774 |
| Construction work in progress | 198,694 | 205,214 |
| Total Property, Plant, and Equipment | 901,243 | 843,988 |
| **Other Property and Investments** | 47,900 | 45,503 |
| **Total Assets** | $ 1,268,275 | $ 1,111,587 |
| **Liabilities and Capitalization** | | |
| **Current Liabilities** | | |
| Long-term debt due within one year | $ — | $ 30,000 |
| Short-term debt | 124,500 | 103,500 |
| Accounts payable | 47,229 | 58,498 |
| Accrued interest and taxes | 4,070 | 3,964 |
| Deferred income taxes | 3,306 | 4,153 |
| Regulatory liabilities – current | 5,974 | 2,924 |
| Pension liability – current | 813 | 607 |
| Other current liabilities | 19,349 | 16,466 |
| Total Current Liabilities | 205,241 | 220,112 |
| **Other Credits** | | |
| Deferred income taxes | 117,505 | 107,393 |
| Investment tax credit – deferred | 2,736 | 3,087 |
| Regulatory liabilities | 18,814 | 20,885 |
| Accrued pension and other postretirement benefits | 137,286 | 74,056 |
| Other deferred liabilities | 36,083 | 25,982 |
| Total Other Credits | 312,424 | 231,403 |
| **Capitalization** | | |
| Common shareholders' equity | 478,202 | 427,726 |
| Long-term debt | 272,408 | 232,346 |
| Total Capitalization | 750,610 | 660,072 |
| Commitments and Contingencies | — | — |
| **Total Liabilities and Capitalization** | $ 1,268,275 | $ 1,111,587 |



*For detailed financial information, see the 2008 MGE Energy Form 10-K.*

# Consolidated Statements of Capitalization

| At December 31<br>*(in thousands)* | 2008 | 2007 |
|---|---|---|
| **Common Shareholders' Equity** | | |
| Common stock – par value $1 per share: | | |
| Authorized 50,000,000 shares | | |
| Issued 22,904,573 and 21,950,335 shares, respectively | $ 22,905 | $ 21,950 |
| Additional paid-in capital | 310,202 | 280,217 |
| Retained earnings | 144,904 | 123,916 |
| Accumulated other comprehensive income, net of tax | 191 | 1,643 |
| Total Common Shareholders' Equity | 478,202 | 427,726 |
| **Redeemable Preferred Stock** | | |
| Cumulative, $25 par value, 1,175,000 authorized but unissued | — | — |
| **First Mortgage Bonds** | | |
| 7.70%, 2028 Series | 1,200 | 1,200 |
| **Other Long-Term Debt** | | |
| 6.02%, due 2008 | — | 30,000 |
| 4.875% 2012 Series, Industrial Development Revenue Bonds | 19,300 | 19,300 |
| 5.875% 2034 Series, Industrial Development Revenue Bonds | 28,000 | 28,000 |
| 6.58%, due 2012 | 15,000 | 15,000 |
| 5.26%, due 2017 | 20,000 | 20,000 |
| 5.25%, due 2017 | 30,000 | 30,000 |
| 5.59%, due 2018 | 40,000 | — |
| 7.12%, due 2032 | 25,000 | 25,000 |
| 6.12%, due 2028 | 20,000 | 20,000 |
| 5.68%, due 2033 | 30,000 | 30,000 |
| 5.19%, due 2033 | 20,000 | 20,000 |
| 6.247%, due 2037 | 25,000 | 25,000 |
| Total Other Long-Term Debt | 272,300 | 262,300 |
| Long-term debt due within one year | — | (30,000) |
| Unamortized discount | (1,092) | (1,154) |
| Total Long-Term Debt | 272,408 | 232,346 |
| **Total Capitalization** | $ 750,610 | $ 660,072 |

## Cumulative Five–Year Total Return Comparison

Assumes $100 invested on Dec. 31, 2003, in each of the Company's Common Stock, Russell 2000 and the EEI Index.



Cumulative Five-Year Total Return Comparison
(assumes dividends reinvested)
$250
$100
$0
2003
2004
2005
2006
2007
2008
MGEE
Russell 2000
EEI Index


| | MGEE | Russell 2000 | EEI Index |
|---|---|---|---|
| 2003 | $100 | $100 | $100 |
| 2004 | $120 | $118 | $123 |
| 2005 | $117 | $124 | $143 |
| 2006 | $132 | $146 | $172 |
| 2007 | $133 | $144 | $201 |
| 2008 | $129 | $ 95 | $149 |

MGE ENERGY

## Directors of MGE Energy and MGE



Richard E. Blaney
Retired President
Richard Blaney Seeds Inc.
Age 72
Director since 1974



Londa J. Dewey
President
The QTI Group, Inc.
A human resources and staffing company
Age 48
Director since 2008



F. Curtis Hastings
Chairman
J. H. Findorff & Son, Inc.
Commercial and industrial general contractors
Age 63
Director since 1999



Regina M. Millner
President
RMM Enterprises Inc.
Attorney, analyst and broker
Age 64
Director since 1996



Frederic E. Mohs
Partner
Mohs, MacDonald, Widder & Paradise, Attorneys at Law
Age 71
Director since 1975



John R. Nevin
Executive Director, Grainger Center for Supply Chain Management; Grainger Wisconsin Distinguished Professor, School of Business; and Chair, Marketing Department, University of Wisconsin-Madison
Age 65
Director since 1998



Thomas R. Stolper
Chief Financial Officer and an owner, TRAC Microbiology, Inc., a food and consumer products testing, research, auditing and consulting corp.; and an owner, Pro Chemicals LLC, a cleaning and sanitizing products manufacturer
Age 60
Director since 2008



H. Lee Swanson
Chairman of the Board and President, SBCP Bancorp, Inc., and Chairman of the Board, State Bank of Cross Plains
Age 70
Director since 1988



Gary J. Wolter
Chairman, President and Chief Executive Officer
MGE Energy, Inc., and Madison Gas and Electric Co.
Age 54
Director since 2000

*Note: Ages as of Dec. 31, 2008.*
*For detailed information on board members, see the MGE Energy Proxy Statement.*

## Officers of MGE Energy and MGE



Gary J. Wolter*
Chairman, President and
Chief Executive Officer
Age 54
Years of Service, 24



Jeffrey C. Newman* (a)
Vice President,
Chief Financial Officer,
Secretary and Treasurer
Age 46
Years of Service, 24



Lynn K. Hobbie
Senior Vice President
Age 50
Years of Service, 23



James G. Bidlingmaier
Vice President –
Administration and
Chief Information Officer
Age 62
Years of Service, 36



Kristine A. Euclide
Vice President and
General Counsel
Age 56
Years of Service, 7



Scott A. Neitzel
Vice President –
Energy Supply
Age 48
Years of Service, 11



Peter J. Waldron
Vice President and
Operations Officer
Age 51
Years of Service, 28



Gregory A. Bollom
Assistant Vice President –
Energy Planning
Age 48
Years of Service, 26



Craig A. Fenrick
Assistant Vice President –
Electric Transmission
and Distribution
Age 49
Years of Service, 26



Joseph P. Pellitteri
Assistant Vice President –
Human Resources
Age 60
Years of Service, 9



John M. Yogerst
Assistant Vice President –
Gas Operations
Age 51
Years of Service, 28

** Officers of MGE Energy and MGE. All others are MGE officers.*
*(a) Assumed the titles of chief financial officer and secretary as of Jan. 1, 2009, replacing Terry A. Hanson, who retired.*
*Note: Ages and years of service as of Dec. 31, 2008.*

# Shareholder Information

## 2009 Annual Shareholder Meeting

Tuesday, May 19, 2009
Marriott Madison West
1313 John Q. Hammons Drive
Greenway Center
Middleton, Wis.

## Stock Listing

- MGE Energy common stock trades on The Nasdaq Stock Market®
- Stock symbol: MGEE
- Listed in newspaper stock tables as MGE

## Shareholder Services



*Shareholder Services: (from left) Jerilyn Geishirt, Lynne Harper, Kari Foster, Ken Frassetto.*

We welcome inquiries from shareholders. Please notify us promptly if:

- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changes.

## Materials Available

More financial information is available upon request or on the company's Web site, including:

- Form 10-K (filed with the Securities and Exchange Commission).
- Dividend Reinvestment and Direct Stock Purchase Plan.

## Dividend Reinvestment and Direct Stock Purchase Plan

MGE Energy's Dividend Reinvestment and Direct Stock Purchase Plan allows investors to:

- Buy common stock directly through the company.
- Reinvest dividends or receive cash payments.
- Deposit certificates for safekeeping.

## NAIC National Association of Investors Corp.

MGE Energy is a corporate sponsor of the NAIC and participates in a number of programs including the Low Cost Investment Plan, Investor's Information Report (Green Sheet), Own Your Own Shares of America and regional investor fairs. Web address: betterinvesting.org

## 2009 Expected Record and Dividend Payment Dates

MGEE Common Stock

| Record Dates | Payment Dates |
|---|---|
| March 1 | March 15 |
| June 1 | June 15 |
| Sept. 1 | Sept. 15 |
| Dec. 1 | Dec. 15 |

## Contact MGE Energy Shareholder Services

| | |
|---|---|
| E-mail: | investor@mgeenergy.com |
| Web Address: | mgeenergy.com |
| Madison Area: | (608) 252-4744 |
| Continental U.S.: | 1-800-356-6423 |
| Business Hours: | 8:00 a.m. to 4:30 p.m. (Central Time)<br>Monday through Friday |
| Mailing Address: | MGE Energy Shareholder Services<br>Post Office Box 1231<br>Madison, WI 53701-1231 |
| Location: | 133 S. Blair St.<br>Madison, WI 53703 |

## Online Account Access

Registered shareholders can access their account information online. Visit MGE Energy's Web site to log on through the secure My Shareholder Account link.

Contact shareholder services for a security code to help you set up private access to your account.

Go to the home page at mgeenergy.com and click the My Shareholder Account button.

## Eliminate Duplicate Proxy Mailings

If you receive more than one proxy mailing from MGE Energy, you can reduce the mailbox clutter.

- Registered shareholders: call or e-mail MGE Energy
- Brokerage shareholders: contact your broker

## Sign Up For Electronic Delivery

You may choose to receive e-mail alerts when annual meeting invitations, proxy materials, the annual report and newsletters are available on our Web site. Registered shareholders can sign up by visiting mgeenergy.com/paperless. If your MGEE shares are held in a brokerage account, contact your broker.

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
One N. Wacker Drive
Chicago, IL 60606

MGE ENERGY

# Corporate Profile


Wisconsin
MGE Combustion Turbine
MGE Wind Farm
Elroy
Viroqua
Columbia Plant
Top of Iowa Wind Farm
Madison
Prairie du Chien
Elm Road Plant
Iowa
Des Moines
MGE Gas/Electric Service
MGE Gas Service

## MGE Electric Services

Generation and Distribution
Customers: 137,000
Population: 292,000
Area: 316 square miles

Communities served: Cross Plains, Fitchburg, Madison, Maple Bluff, Middleton, Monona and Shorewood Hills

Generating facilities:
Blount Station, West Campus Cogeneration Facility, combustion turbines and solar units at Madison, Columbia Energy Center at Portage, natural gas combustion turbine at Marinette, MGE wind farm in Kewaunee County, Top of Iowa Wind Farm in north-central Iowa and Elm Road Power Plant expansion at Oak Creek, scheduled for service in 2010.

## MGE Natural Gas Services

Purchase and Distribution
Customers: 141,000
Population: 408,000
Area: 1,631 square miles
Counties served: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon

Learn more at mge.com

## MGE Energy, Inc.

MGE Energy is the parent company of Madison Gas and Electric Co. (MGE) and its divisions, which serve natural gas and electric customers in south-central and western Wisconsin.

MGE Power owns assets in the West Campus Cogeneration Facility in Madison, Wis., and the Elm Road coal plant under construction at Oak Creek, Wis.

MGE Transco Investment owns interest in the American Transmission Co. through its members, MGE and MGE Energy.

MGE Construct provides construction services for building new generation facilities.

Central Wisconsin Development Corp. promotes business growth in MGE's service area.

MAGAEL holds title to properties acquired for future utility plant expansion.

Learn more at mgeenergy.com


MGE ENERGY
Madison Gas and Electric Co. Est. 1896
MGE Transco Investment LLC Est. 2005
MGE Construct LLC Est. 2002
Central Wisconsin Development Corp. Est. 1986
MAGAEL, LLC Est. 1973
Viroqua Gas Division Acq. 1992
Elroy Gas Division Acq. 1993
Prairie du Chien Gas Division Acq. 2001
MGE Power LLC Est. 2002
MGE Power West Campus, LLC Est. 2003
MGE Power Elm Road, LLC Est. 2003

P.O. Box 1231
Madison, WI 53701-1231

mgeenergy.com

MGE is committed to environmental stewardship. This report is printed on recycled paper produced with renewable energy.

100 years of delivering dividends: MGE Energy is one of only six investor-owned electric utilities in the U.S. to raise annual dividends for 30 or more years.

